     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1997


                                                      REGISTRATION NO. 333-29547

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               INNOVA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              WASHINGTON                               3663                               91-1453311
   (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                           GATEWAY NORTH, BUILDING 2
                            3325 SOUTH 116TH STREET
                         SEATTLE, WASHINGTON 98168-1974
                                 (206) 439-9121
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

            JOHN M. HEMINGWAY, SECRETARY AND CHIEF FINANCIAL OFFICER
                           GATEWAY NORTH, BUILDING 2
                            3325 SOUTH 116TH STREET
                         SEATTLE, WASHINGTON 98168-1974
                                 (206) 439-9121
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:


             JOHN M. STEEL, ESQ.                         H. JOHN MICHEL JR., ESQ.
          BENJAMIN F. STEPHENS, ESQ.                      RACHEL GIULIANO, ESQ.
          ALEJANDRO C. TORRES, ESQ.                     DRINKER BIDDLE & REATH LLP
   GRAHAM & JAMES LLP/RIDDELL WILLIAMS P.S.        PHILADELPHIA NATIONAL BANK BUILDING
     1001 FOURTH AVENUE PLAZA, SUITE 4500                  1345 CHESTNUT STREET
          SEATTLE, WASHINGTON 98154               PHILADELPHIA, PENNSYLVANIA 19107-3426


                            ------------------------

     Approximate date of commencement of proposed sale to public: As soon as possible after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                               INNOVA CORPORATION

                             CROSS REFERENCE SHEET
         PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART 1 ITEMS OF FORM S-1

              ITEM NUMBER AND HEADING IN
           FORM S-1 REGISTRATION STATEMENT                   LOCATION IN PROSPECTUS
       ----------------------------------------  ----------------------------------------------
  1.   Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus..............................  Outside Front Cover Page
  2.   Inside Front and Outside Back Cover
       Pages of Prospectus.....................  Inside Front and Outside Back Cover Page
  3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges......  Outside Front Cover Page; Prospectus Summary;
                                                 Forward-Looking Statements; Risk Factors
  4.   Use of Proceeds.........................  Prospectus Summary; Use of Proceeds
  5.   Determination of Offering Price.........  Outside Front Cover Page; Underwriting
  6.   Dilution................................  Dilution
  7.   Selling Security Holders................  Not Applicable
  8.   Plan of Distribution....................  Outside and Inside Front Cover Pages;
                                                 Underwriting
  9.   Description of Securities to be
       Registered..............................  Description of Capital Stock; Shares Eligible
                                                 for Future Sale
 10.   Interests of Named Experts and
       Counsel.................................  Not Applicable
 11.   Information With Respect to
       the Registrant..........................  Outside and Inside Front Cover Pages;
                                                 Prospectus Summary; Risk Factors; Use of
                                                 Proceeds; Capitalization; Dividend Policy;
                                                 Dilution; Selected Financial Data;
                                                 Management's Discussion and Analysis of
                                                 Financial Condition and Results of Operations;
                                                 Business; Management; Principal Shareholders;
                                                 Certain Transactions; Description of Capital
                                                 Stock; Shares Eligible for Future Sale;
                                                 Underwriting; Additional Information;
                                                 Consolidated Financial Statements
 12.   Disclosure of Commission Position on
       Indemnification For Securities Act
       Liabilities.............................  Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS


                   SUBJECT TO COMPLETION, DATED JULY 21, 1997


                                2,500,000 Shares

                                 [INNOVA LOGO]

                                  Common Stock

                         ------------------------------


     All of the 2,500,000 shares of Common Stock offered hereby (the "Offering") are being sold by Innova Corporation ("Innova" or the "Company"). The Company designs, manufactures and supports millimeter wave radios for use as short-to-medium-distance wireless communications links in telecommunications networks. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. Following the Offering, the Company's directors and officers and their affiliates will beneficially own approximately 65% of the Company's outstanding Common Stock (assuming the exercise of all warrants and vested and unvested options held by them) and will therefore have the ability to elect the Board of Directors and control the management of the Company and its affairs and business. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "INVA", subject to official notice of issue.


     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                          Underwriting
                                      Price to            Discounts and          Proceeds to
                                       Public            Commissions(1)          Company(2)
-------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $
-------------------------------------------------------------------------------------------------
Total(3).......................           $                     $                     $
=================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $800,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 375,000 additional Shares of Common Stock on the same terms set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to
    Public will be $          , Underwriting Discounts and Commissions will be
    $          , and Proceeds to Company will be $          . See
    "Underwriting."

                         ------------------------------


     The shares of Common Stock are offered by the Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of the shares of Common Stock will be made through the office of UBS Securities LLC, 299 Park Avenue, New York, New
York, on or about             , 1997.


                         ------------------------------

UBS SECURITIES
                        HAMBRECHT & QUIST

                                             WESSELS, ARNOLD & HENDERSON


            , 1997

             [Photograph of Company's XP4 Indoor and Outdoor Units]

[The artwork for the inside front cover of the Prospectus is a color photograph of the Company's millimeter wave radio system, depicting the Indoor (IDU) and Outdoor (ODU) units.]

[The artwork for the gate-fold within the front cover of the Prospectus is a copy of the Company's XP4 radio system installation manual, which is two pages in its entirety, and illustrates installation of the Company's radio systems.]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and the information under "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised; (ii) reflects a 24:1 reverse stock split to be effected by the Company upon consummation of the Offering; and (iii) reflects the conversion of all outstanding shares of the Company's Preferred Stock into 8,682,287 shares of Common Stock upon consummation of the Offering, and that, as a result of such conversion, all outstanding warrants to purchase Preferred Stock shall thereafter be exercisable for an aggregate of 481,977 shares of Common Stock.


                                  THE COMPANY


     Innova designs, manufactures and supports millimeter wave radios for use as short- to medium-distance wireless communication links in developed and developing telecommunications markets. Innova's products enable telecommunications service providers to establish reliable and cost-effective voice, data and video communications links within their networks. Innova's products operate in frequencies ranging from 13-38 GHz and may be used in various applications, including cellular and PCS/PCN networks, broadband communications, local loop services and long distance networks.



     In recent years, growing demand for telecommunications services has been driven by the emergence of improved technologies and by the recognition that effective communications can enhance business productivity and accelerate economic growth. Regulatory changes, including the privatization of state-run telephone monopolies, allocation of additional radio spectrum and licensing of new entrants to the telecommunications market, have created a competitive environment in which a growing number of service providers are seeking to meet this demand and capture market share by rapidly establishing new networks and expanding existing networks.


     Millimeter wave radios have become an increasingly critical component of telecommunications networks. As a result, telecommunications service providers have focused on the quality and lifetime ownership cost of these systems. Innova has combined its expertise in radio frequency ("RF") systems architecture and software design to create reliable, cost-effective, intelligent and feature-rich millimeter wave radio systems that are easy to install, maintain and upgrade.


     Innova's millimeter wave radio systems are designed to operate at multiple E1/T1 rates in the high frequency bands used for the transmission of voice, data and video traffic. Innova's products are based on a common system architecture and are software configurable. Innova's radio systems consist of an Indoor Unit ("IDU"), which interfaces with the user's network and is digitally linked to an Outdoor Unit ("ODU"), which transmits and receives the RF signal. The common embedded software platform in the IDU and ODU is simple network management protocol ("SNMP") compliant and provides the ability to remotely monitor and manage Innova's radios within a network using the service provider's network management system.



     Innova's objective is to be a leading provider of digital millimeter wave radios. Innova's strategy is to: (i) continue to focus on enhancing existing and developing new solutions for the point-to-point millimeter wave radio market;
(ii) expand the geographic coverage and increase the market penetration of its products by strengthening existing and establishing new strategic distribution relationships; (iii) leverage its existing system architecture to be first-to-market with high-quality, cost-effective radios; and (iv) further automate its product calibration and test processes to promote quality control and cost-effective manufacturing and to improve productivity.


     Innova markets its products principally to systems integrators with a strong regional presence in Europe, Latin America and Asia. Innova seeks to develop strategic relationships with these systems integrators, which provide field engineering, installation, project financing and support to service providers. To date, Innova has entered into distribution agreements with MAS Technology Limited ("MAS"), NERA ASA ("NERA") and Societe Anonyme de Telecommunications ("SAT"). Innova also markets its products directly to service providers in the U.S. and internationally. To date, the Company has supplied products, either through distribution relationships or directly, to Alestra (Mexico), Associated Communications (U.S.), Avantel (Mexico), Bouygues Telecom (France), Globtel (Slovakia), Northern Telecom Limited ("Nortel") (Canada), PacBell Mobile Services (U.S.) and Telcel (Venezuela), among others.


     The Company was incorporated in Delaware in 1989 and merged into a Washington corporation in 1991. The Company's headquarters and principal place of business are located at Gateway North, Building 2, 3325 South 116th Street, Seattle, Washington 98168-1974. Its telephone number is (206) 439-9121.

                                  THE OFFERING


Shares of Common Stock Offered by the Company..........  2,500,000 Shares of Common Stock
Shares of Common Stock Outstanding after the
  Offering.............................................  12,139,006 Shares of Common Stock(1)
Use of Proceeds........................................  Repayment of indebtedness, equipment purchases, working capital and
                                                           general corporate purposes. See
                                                           "Use of Proceeds."
Proposed Nasdaq National Market symbol.................  INVA
Risk Factors...........................................  The Common Stock offered hereby involves a high degree of risk. See
                                                           "Risk Factors."


                             SUMMARY FINANCIAL DATA


                                                                         NINE MONTH FISCAL       Six Months Ended
                                         Years Ended March 31,              PERIOD ENDED             June 30,
                                 -------------------------------------      DECEMBER 31,      -----------------------
                                  1993      1994      1995      1996          1996(2)            1996         1997
                                 -------   -------   -------   -------   ------------------   ----------   ----------
                                                    (dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Total revenues...............  $   200   $   877   $ 2,358   $ 1,962          $ 2,104           $  200      $12,582
  Gross profit (loss)..........     (464)   (1,186)   (2,157)   (1,980)          (1,635)          (1,852)       3,012
  Loss from operations.........   (3,903)   (5,234)   (6,116)   (8,816)          (7,186)          (5,759)      (2,675)
  Net loss.....................  $(5,099)  $(5,400)  $(6,318)  $(9,061)         $(7,329)         $(5,890)     $(3,013)
  Pro forma net loss per
    share(3)...................                                                 $ (0.73)                      $ (0.30)
  Supplementary net loss per
    share(3)...................                                                 $ (0.72)                      $ (0.27)
  Shares used in computing pro
    forma net loss per
    share(3)...................                                              10,039,634                    10,061,989
  Shares used in computing
    supplementary net loss per
    share(3)...................                                              10,085,650                    10,572,738



                                                                                       JUNE 30, 1997
                                                                                  ------------------------
                                                                                  ACTUAL    AS ADJUSTED(4)
                                                                                  -------   --------------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................................................  $ 3,834      $ 23,133
  Working capital...............................................................    4,371        29,146
  Total assets..................................................................   20,208        39,365
  Redeemable preferred stock(1).................................................   47,769            --
  Total stockholders' equity (deficit)(1).......................................  (39,297)       33,247


---------------


(1) As of June 30, 1997. Excludes: (i) 1,655,298 shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's 1990 Stock Option Plan, at a weighted average exercise price of $2.19 per share; (ii) an additional 377,774 shares of Common Stock reserved for future issuance under the Company's 1990 Stock Option Plan; (iii) 48,263 shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's Director Stock Option Plan; (iv) an additional 71,737 shares of Common Stock reserved for future issuance under the Company's Director Stock Option Plan; and (v) 2,949,137 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock. See "Management -- Benefit Plans" and "-- Certain Transactions," "Description of Capital Stock" and Notes to Consolidated Financial Statements.



(2) Subsequent to March 31, 1996 the Company changed its fiscal year end to December 31.



(3) See Note 1(q) to the Consolidated Financial Statements.



(4) As adjusted to give effect to the (i) conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon consummation of the Offering, (ii) sale of the shares of Common Stock being offered hereby at an assumed initial public offering price of $11.00 per share (after deducting the underwriting discounts and commissions and estimated expenses of the Offering) and (iii) application of the estimated net proceeds of the Offering. See "Use of Proceeds."

                                  RISK FACTORS


     An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as in this Prospectus generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information concerning the Company and its business contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.


LIMITED OPERATING HISTORY; HISTORY OF SIGNIFICANT LOSSES


     The Company was incorporated in 1989 and was in the development stage until mid-1996, when it began shipment of XP4 products, its first line of millimeter wave radios to be shipped in commercial quantities. From inception through June 30, 1997, the Company generated a cumulative net loss of approximately $43.4 million. From April 1, 1996 through June 30, 1997, the Company generated total revenues of approximately $14.7 million, of which $14.2 million, or 97%, was generated in the nine months ended June 30, 1997. For the quarter ended December 31, 1996, the quarter ended March 31, 1997, and the quarter ended June 30, 1997, the Company's net losses were $2.5 million, $2.1 million, and $900,000, respectively. Due to the Company's limited operating history, among other things, there can be no assurance that revenues will not decline. The Company intends to continue to invest significant amounts in its operations, particularly to support existing and new product development, increased manufacturing capacity, and sales and marketing of its recently introduced product line. Thus, the Company may continue to generate losses even if revenues increase, and there can be no assurance that the Company will become profitable. In view of its limited operating history, an investment in the Common Stock must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of new products, markets and operations. As a result of the Company's net losses and limited operating and sales history, period-to-period comparisons of operating results may not be meaningful and results of operations from prior periods may not be indicative of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SIGNIFICANT CUSTOMER CONCENTRATION; DEPENDENCE ON LARGE CONTRACTS


     The Company is dependent, in significant part, on large contracts with a limited number of customers. Such contracts are often with systems integrators, which in turn provide the Company's products to service providers as part of larger telecommunications infrastructure projects. To date, approximately eighteen customers have accounted for all of the Company's sales. During the 12 months ended June 30, 1997, three customers, Associated Communications, Nortel and SAT, accounted for approximately 13%, 44%, and 29%, respectively, or an aggregate of approximately 86%, of the Company's sales of XP4 products and six customers accounted for over 93% of XP4 sales. Similarly, as of June 30, 1997, two customers, Nortel and SAT, accounted for approximately 27% and 40%, respectively, or an aggregate of approximately 67%, of the Company's backlog. See "Business -- Backlog." Historically, a significant percentage of the Company's products have been purchased by customers for use in single large-scale projects. For example, virtually all of the Company's sales to Nortel (or approximately 44% of the Company's total XP4 sales through June 30,
1997) were for use in a single large-scale project undertaken by Globtel in Slovakia. Due to the Company's limited operating history and limited number of customers to date, it is difficult, if not impossible, for the Company to accurately predict the mix or nature of infrastructure projects which could be the basis for its product sales to systems integrators. However, the Company anticipates that revenue derived from current and future large customers and large-scale projects will continue to represent a significant proportion of its total revenues. Because of the small size of the Company's customer base, the loss of, or reduced demand for products from any customer for any reason, including business failure of the customer, abandonment or delay of the underlying project or changes in government policy or general economic conditions, for example, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

DEPENDENCE ON DISTRIBUTION RELATIONSHIPS


     The Company's product distribution strategy is to rely principally on developing relationships with wireless systems integrators for international sales, and to make direct sales to service providers in North and Central America and certain other countries on a case-by-case basis. To date, the Company has established strategic relationships with NERA and SAT. See
"Business -- Distribution Relationships." There can be no assurance that the Company will be able to establish distribution relationships with other systems integrators or that existing relationships will be successful. Thus, the loss of one or more major distribution relationships, or any significant reduction of orders by or the business failure of a distributor, could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is unable to establish additional distribution relationships, it will be unable to implement its distribution strategy and be required to seek other distribution channels. There can be no assurance that the Company will be able to successfully implement such alternative distribution channels or that the costs of doing so, or the result of any delays in establishing such channels, will not have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, if the Company is unable to produce and sell its products at margins that permit it to provide systems integrators with a sufficient financial incentive to distribute the Company's products without adversely affecting the Company's profitability, the Company's distribution strategy could adversely affect the Company's net income.



     There are a number of other risks inherent in the Company's distribution strategy. Agreements with systems integrators are typically terminable on short notice and generally do not prohibit the systems integrators from distributing products competitive with those manufactured by the Company. Thus, there can be no assurance that such distributors will promote the Company's products aggressively or achieve greater market penetration for the Company's products than for competing products, that such relationships will not be terminated prior to achievement of the Company's marketing objectives, or that the establishment of multiple relationships will not result in excessive competition among authorized distributors, resulting in price erosion or interference with service provider relationships or other distribution arrangements. In addition, because of its distribution strategy, the Company is dependent upon the financial viability, reputation and success of its distributors, with the result that the Company's business, financial condition and results of operations could be adversely affected by factors unrelated to the Company's performance.



     The Company has granted SAT exclusive distribution rights with respect to France, Hungary, Poland, Italy, Monaco and Andorra, which in certain instances could survive for up to five years after termination of the Company's distribution agreement with SAT and prevent the Company from distributing XP4 products in these countries. To the extent that the Company grants similar rights to other distributors in the future, it will be solely dependent upon the success of its chosen distributor for sales into a particular territory. In certain instances, even the establishment of non-exclusive distribution relationships may preclude or make it more difficult to establish similar relationships with other systems integrators who compete directly with the Company's distributors, or prevent the Company from marketing its products directly. The Company has also granted SAT and NERA the right to produce the Company's products, and, in certain instances, the right to use the Company's technology. See "-- Risks Associated with Grants of Limited Manufacturing Rights." The Company's distribution agreements with SAT and NERA contain "most-favored customer" clauses, and the Company anticipates that additional distribution arrangements which it enters in the future may contain similar clauses. These contractual limitations on the Company's ability to price its products may adversely affect the Company's operating margins and volume of sales and, therefore, its business, financial condition and results of operations.


SIGNIFICANT FLUCTUATIONS IN RESULTS OF OPERATIONS


     The Company may in the future experience significant fluctuations in sales, gross margins and operating results. In connection with its efforts to ramp-up production of recently introduced products, the Company expects to continue to make substantial capital investments in equipment, to recruit and train additional personnel, and possibly to increase outsourcing of components or invest in additional manufacturing facilities. The Company anticipates that these expenditures may be made in advance of, and in anticipation of, increased sales and, therefore, that its gross margins will be adversely affected from time-to-time due to short-term inefficiencies associated with addition of equipment, personnel or facilities, and that costs may increase as a percentage of revenues from time-to-time on a periodic basis. As a result, the Company's operating results will vary. Because of the relatively small size of the

Company's customer base and the large-scale nature of the projects in which the Company's products are typically used, revenues derived from current and future large customers and large-scale projects will likely represent a significant portion of revenue in any given period. Thus, a decrease in demand for products from any customer for any reason, including the business failure of the customer or abandonment or delay of a particular project, or change in government policy or general economic conditions may result in significant periodic fluctuations in sales. Similarly, revenues derived from large-scale projects are often difficult to forecast due to a relatively long time frame for implementing such projects. Delays can be caused by delays in site acquisition by service providers, late deliveries by other vendors, changes in implementation priorities, slower than anticipated growth, declining demand for the services that the Company's products support and delays in obtaining regulatory approvals for installation of such systems. Delays and reductions in the planned deployment of systems utilizing the Company's products can also be caused by declines in the local economy or capital availability, and by import controls.



     The Company's operating results for a particular period may be materially adversely affected by delay, rescheduling or cancellation of one or more purchase orders. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce costs to the extent anticipated, or an increase in anticipated costs before shipment, could materially adversely affect the gross margins for such order, and as a result, the Company's business, financial condition and results of operations. Many new service providers do not have the financial resources of existing service providers. To the extent these new service providers are unable to adequately finance their operations, they may cancel orders. The Company has at times failed to fill orders on a timely basis due principally to capacity constraints. A delay in a shipment near the end of a particular quarter, due to, for example, an unanticipated shipment rescheduling, a cancellation or deferral by a customer, competitive or economic factors, unexpected manufacturing or other difficulties, delays in deliveries of components, subassemblies or services by suppliers, or the failure to receive an anticipated order, may cause sales in a particular period to fall significantly below the Company's expectations and may materially adversely affect the Company's business, financial condition and results of operations for such period.



     A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's systems, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that have caused or may cause the Company's sales, gross margins and results of operations to vary significantly from period to period include: existing and new product development, introduction and enhancement, including related costs; the Company's ability to manufacture and produce sufficient products to meet customer requirements; limitations on manufacturing capacity; the Company's ability to reduce costs; gain or loss by the Company of significant customers; changes in pricing by the Company, its customers or suppliers; inventory obsolescence; market acceptance and the timing of availability of new products by the Company or its customers; use of different distribution and sales channels; natural disasters or adverse weather; fluctuations in foreign currency exchange rates; delays or changes in regulatory approval of the Company's products; increases in warranty and customer support expenses; and general economic and political conditions. In addition, the Company's results of operations have been, and will continue to be, influenced significantly by competitive factors including the pricing and availability of, and demand for, competitive products. All of the above factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON SINGLE PRODUCT LINE


     Substantially all of the Company's product sales since mid-1996 have been derived from sales of its 18 GHz, 23 GHz and 38 GHz XP4 radio systems. The Company's business strategy includes efforts to reduce its reliance on revenues from its existing products by developing new products and product enhancements, including a lower cost product line and a high-capacity system. The Company's prior generation of radios, the XP3, did not achieve market acceptance, and there can be no assurance that the Company will be able to reduce its reliance on sales of its current XP4 products by developing new products that achieve market acceptance or enhancing its existing products. As a result, any factor adversely affecting the sales of such products would have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business -- Products."


UNCERTAINTY OF MARKET ACCEPTANCE


     The Company's success will depend upon its recently developed XP4 radio systems achieving broad market acceptance. The Company believes that this acceptance is dependent upon the XP4's ability to successfully compete on the basis of performance, reliability, cost, ease of installation, adaptability and upgradeability. The Company must, among other things, offer additional products with superior price/performance characteristics, supply its products on a timely and cost-effective basis in sufficient volume to satisfy prospective customers' requirements and otherwise overcome any reluctance on the part of systems integrators or service providers to transition to new products. There can be no assurance that service providers or systems integrators will design telecommunications networks to include the Company's products, or will continue to include the Company's systems in their networks in the future, or that the Company's products will replace existing products or achieve widespread acceptance in the wireless telecommunications market.



     From its inception through 1992, the Company manufactured a line of Television Receive Only antennas, most of which were sold to a single customer in Europe. This product line was discontinued by the Company in 1992. In 1992, the Company began developing millimeter wave radios. In 1993, the Company shipped its first radios, based on its initial architecture, the XP3. Because the XP3 failed to gain market acceptance and proved difficult to manufacture in commercial quantities, the Company discontinued its production in 1994. Any failure of the XP4 radio systems to gain and maintain market acceptance, or of the Company to improve upon its current market position or to achieve acceptable gross margins, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


LIMITED PRODUCTION CAPACITY; NO ASSURANCE OF SUCCESSFUL EXPANSION OF OPERATIONS


     During the last three fiscal quarters, demand for the Company's products exceeded its production capacity. This resulted in some delays in delivery of products and some lost orders. The Company believes that its present manufacturing capacity continues to be inadequate to meet anticipated demand on a timely basis. The Company's business plan is to continue to expand its manufacturing capacity by purchasing additional equipment, hiring additional personnel, further developing its proprietary test software to improve productivity, increasing the efficiency of its production processes, and, in certain instances, by externally subcontracting additional assembly, calibration and testing processes. In addition, if the Company is to achieve its objectives, it will be required to significantly expand its sales, marketing and customer support capabilities. Due to the Company's limited experience with large scale operations, there can be no assurance that the Company will be able to develop internally, or contract with third parties for, additional manufacturing capacity on acceptable terms, that it will be able to maintain the quality of its products as production increases, or that it will develop the administrative and other structures necessary to support expanded operations. If the Company is unable to increase its production capacity significantly, it will not realize its business plan.


     The Company's arrangements with its customers typically require that orders be shipped not more than 60 days after the order. There can be no assurance that the Company will be able to increase its production capacity at an acceptable cost or rapidly enough to fill its orders. The failure to assemble and ship products on a timely basis could damage relationships with customers and result in cancellation of orders or lost orders, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing" and "-- Distributor Relationships."

     The Company currently conducts its manufacturing operations for all of its products in a single facility in Seattle, Washington. If the Company's facilities or the facilities of its suppliers were incapable of operating, even temporarily, or were unable to operate at or near full capacity for any extended period, the Company's business, financial condition and results of operations could be materially adversely affected. In connection with the expansion of its capacity, the Company may seek to develop one or more additional manufacturing facilities, including, possibly, facilities located outside the Seattle, Washington area. Although there can be no assurance such a facility will be added, the development of any such facilities would significantly increase the complexity of the Company's operations.


NO ASSURANCE OF PRODUCT QUALITY, PERFORMANCE AND RELIABILITY


     The Company's ability to achieve sales will depend in significant part upon its ability to obtain and fulfill orders from, maintain good relationships with, and provide support to existing and new customers, and to manufacture products on a timely and cost-effective basis to meet stringent customer performance requirements and shipment and delivery dates. Some early shipments of XP4 products experienced some problems with a power source component produced by a third party. Because of the Company's short operating history and the short time that the XP4 products have been in production, there can be no assurance that problems will not occur with respect to the quality, performance and reliability of the Company's products. If such problems occur, the Company could experience increased costs or delays in, cancellations of, or rescheduling of orders or shipments, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.


REQUIREMENT FOR RESPONSES TO RAPID TECHNOLOGICAL CHANGE AND REQUIREMENT FOR FREQUENT NEW PRODUCT INTRODUCTIONS


     The wireless communications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in customer requirements and evolving industry standards. To be competitive, the Company must successfully develop, introduce and sell new products or product enhancements that respond to changing customer requirements on a timely and cost-effective basis. Any success of the Company in developing new and enhanced products will depend on a variety of factors including: timely and efficient completion of system design; timely and efficient implementation of assembly, calibration, and test processes; sourcing of components; development and completion of related software; the reliability, cost and quality of its products; market acceptance; and development and introduction of competitive products by competitors. The Company has experienced and may experience delays from time-to-time in completing development and introduction of new products. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or product enhancements. The inability of the Company to introduce in a timely manner new products or product enhancements that contribute to sales could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, changes in manufacturing operations to incorporate new products and processes could cause disruptions in production, which, in turn, could adversely affect customer relationships and the market's acceptance of the Company's products, and have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing" and "-- Research and Development."


MANAGEMENT OF GROWTH


     The growth of the Company's operations since the introduction of the XP4 product line has imposed, and will continue to impose, a significant strain on the Company's financial resources as well as its product design, assembly, test and calibration capabilities. To alleviate the impact of the strain, the Company must successfully manage the transition to higher manufacturing volumes, establishment of additional facilities, control of overhead expenses and inventories, development, introduction, marketing and sales of new products and product enhancements, management and training of its employees, and monitoring of third-party contractors and suppliers. Accordingly, the Company will need to significantly expand its internal management and information systems and implement necessary procedures and controls. Failure to develop and implement these systems, procedures and controls to effectively manage the Company's growth in operations in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.


     The principal means by which the Company maintains its books and records as well as the bulk of its purchasing and manufacturing data is a relatively simple PC-network based system. To the extent that the Company continues to grow, this system may need to be replaced or upgraded.

NO ASSURANCE OF COST REDUCTIONS

     To compete successfully, the Company believes that it needs to achieve significant reductions in production costs. The Company's objective is to achieve these reductions through engineering improvements and economies of scale in production and purchasing. There can be no assurance that the Company will be able to achieve the desired cost savings. Its failure to do so would have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE DECLINE IN PRICES


     The Company believes that average selling prices and gross margins for its products will decline as such products mature, as volume price discounts in contracts take effect and as competition intensifies, among other factors. To offset declining selling prices, the Company believes that it must successfully reduce the costs of production of its existing products and introduce and sell new products and product enhancements on a timely basis at a lower cost or that incorporate features that enable them to be sold at higher average selling prices. To the extent that the Company is unable to reduce costs sufficiently to offset declining average selling prices, the Company's gross margins will decline, and such decline would have a material adverse effect on the Company's business, financial condition, results of operations and particularly on the Company's ability to profitably pursue its distribution strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Research and Development" and "-- Distribution Relationships".


SINGLE OR LIMITED SOURCES OF SUPPLY


     Certain parts and components used in the Company's products, including the field programmable gate arrays supplied by Xylinx, monolithic microwave integrated circuits ("MMICs") and hybrids of certain frequencies supplied by Hewlett-Packard, saw filters supplied by Sawtek, microprocessors supplied by Motorola and power supplies supplied by Calex are presently only available from a single source. Certain other parts and components used in the Company's products are available from a limited number of sources. The Company's reliance on these single source or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capability, quality and cost. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company may be unable to obtain such components in sufficient quantities to meet its customers' requirements. The Company does not have guaranteed supply arrangements with many of its single or limited source suppliers, does not maintain an extensive inventory of parts or components and customarily purchases single or limited source parts and components pursuant to purchase orders. Business disruptions, production shortfalls or financial difficulties of a single or limited source supplier could materially and adversely impact the Company by increasing product costs, or reducing or eliminating or delaying the availability of such parts or components. In such event, the inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its business, financial condition and results of operations. See
"Business -- Manufacturing."


DEPENDENCE ON KEY PERSONNEL


     The Company's future operating results depend in significant part upon the continued contributions of each of its eight key technical and senior management personnel, including Francois Grenon, the Company's Chief Executive Officer, each of whom would be difficult to replace, as there is a limited number of people with the necessary skills and experience to develop and manufacture millimeter wave radios. The development and manufacture of millimeter wave radios is extremely complicated, and the knowledge and experience of each of its key technical and management personnel is critical to the Company's ability to develop new products and product enhancements. The Company has not entered into long-term employment or non-competition agreements with any of such personnel, or any other employees, the Company does not maintain key-man life insurance on any of its key technical or senior management personnel and its senior management personnel do not generally have significant equity interests in the Company. In addition, the Company anticipates that it will need additional management personnel if it is to be successful in increasing production capacity and the scale of its operations. There can be no assurance that it will be able to obtain such personnel on acceptable terms.

     The Company's future operating results also depend in significant part upon its ability to attract and retain qualified engineering, manufacturing, quality assurance, sales, marketing and customer support personnel. Competition for such personnel is intense. The Company has experienced difficulties over the past nine months in recruiting sufficient qualified engineering and manufacturing personnel in the Seattle area, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may be increasingly difficult for the Company to hire such personnel over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, the Company's inability to attract and retain skilled employees as needed or the inability of the officers and key employees of the Company to expand, train and manage the Company's employee base could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Employees" and "-- Management."

RISKS ASSOCIATED WITH INTERNATIONAL SALES


     Approximately 84% of the Company's XP4 sales through June 30, 1997 were made to customers located outside of the United States. For the nine month fiscal period ended December 31, 1996, 50% of total sales were to a single customer in Canada, and 50% and 28% of total sales for the six months ended June 30, 1997 were to a single customer in each of Canada and France, respectively.



     The Company anticipates that international sales will continue to account for at least a majority of its sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions as all sales to date have been in U.S. dollars. However, if a material amount of future sales are denominated in foreign currency, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from such transactions. In such event, the Company might seek to limit its exposure to foreign currency transactions by hedging strategies. There can be no assurance that any such strategy would be successful in avoiding exchange-related losses. With respect to the Company's international sales that are United States dollar denominated, such a decrease could make the Company's systems less price-competitive, or could cause distributors or customers to renegotiate prices for subsequent purchases, both of which could have a material adverse effect upon the Company's business, financial condition and results of operations. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, customs requirements, potentially adverse tax consequences, the burden of complying with a wide variety of complex foreign laws and treaties, difficulties in obtaining necessary equipment authorizations and the possibility of difficulty in accounts receivable collections. Distribution and sales agreements entered into with foreign customers may be governed by foreign laws which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.


     If service providers in developing markets do not construct wireless telecommunications systems, or construction of such systems is delayed for a variety of reasons, demand for the Company's products in those markets will be also limited or delayed. In relying on direct or indirect sales to service providers in developing markets, the Company may also face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas.

DEPENDENCE ON GROWTH OF WIRELESS COMMUNICATIONS MARKET

     The future operating results of the Company depend to a significant extent upon the continued growth and increased availability and acceptance of cellular and PCS/PCN and wireless local loop access telecommunications services internationally and, to a lesser extent, in the United States. There can be no assurance that the volume and variety of wireless telecommunications services or the markets for and acceptance of such services will grow, or that such services will create a demand for the Company's systems. If the millimeter wave radio market fails to grow, or grows more slowly than anticipated, the Company's business, financial condition and results of operations would be materially adversely affected. Certain sectors of the communications market will require the development and deployment of an extensive and expensive communications infrastructure. In particular, the establishment of cellular and PCS/PCN networks in the U.S. and other countries will require very large capital expenditures. There can be no assurance that communications providers have the ability, or be willing to, make the necessary investment in such infrastructure, or that the creation of this infrastructure will occur in a timely manner. Moreover, purchase of the Company's systems for local loop service is dependent on the pricing of wireless telecommunications services at rates competitive with those charged by wireline telephone companies. In the U.S., rates for wireless access are currently substantially higher than those charged by wireline companies, and there can be no assurance that rates for wireless access will be competitive with rates charged by wireline companies in the U.S. or elsewhere. If wireless access rates are not competitive, demand for wireless access may be materially adversely affected. If the Company allocates its resources, or relies heavily on a system provider that allocates it resources, to any market segment that does not grow as rapidly as projected, it may be unable to reallocate its resources to other market segments in a timely manner, which may curtail or eliminate its ability to enter such market segments, and may have a material adverse effect on the Company's business, financial condition and results of operations.


INTENSELY COMPETITIVE INDUSTRY


     The wireless communications market is intensely competitive. The Company's millimeter wave radio systems compete with other wireless telecommunications products and alternative telecommunications transmission services. The principal competitive factors in this market include product performance and reliability, ability to meet delivery requirements, price, ease of installation, adaptability and upgradeability and other product features. The Company experiences intense competition worldwide from a number of leading telecommunications companies that offer a variety of competitive products and broader telecommunications product lines, including Alcatel Network Systems, California Microwave, Inc., Digital Microwave Corporation, Ericsson Limited, Harris Corporation -- Farinon Division, Nokia Telecommunications and P-COM, Inc., all of which have substantially greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company may also face competition in the future from new market entrants offering competing technologies. In addition, the Company's current and prospective customers and distributors have developed, are currently developing or could develop the capability to manufacture products competitive with those that have been or may be developed by the Company. Certain distributors have access to the Company's technology or have been granted the right to use the technology for purposes of manufacturing under defined circumstances. See "-- Risks of Limited Manufacturing Rights." The Company's future results of operations may depend in part upon the extent to which these customers elect to purchase rather than develop and manufacture their own radio systems. The Company expects that its competitors will continue to improve the performance and lower the price of their current products, and to introduce new products or new technologies that may be comparable or superior to the Company's current products, which could cause a significant decline in sales or loss of market acceptance of the Company's products or render the Company's technologies obsolete or non-competitive. The Company expects to continue to experience significant price competition that may materially adversely affect its gross margins and its business, financial condition and results of operations. The Company believes that to be competitive, it will be required to expend significant resources on, among other items, new product development, and product enhancement and cost reduction. As a result there can be no assurance that the Company will be able to compete successfully. See "Business -- Competition."


POSSIBLE NEED FOR ADDITIONAL CAPITAL


     The Company's future capital requirements will depend upon many factors, including the success or failure of the Company's efforts to expand its production, sales and marketing efforts, the status of competitive products, and the requirements of the Company's efforts to develop new products and product enhancements. The Company believes that current capital resources, together with anticipated net proceeds from the offering are adequate to fund its operations for at least twelve months. There can be no assurance, however, that the Company will not require additional financing to accomplish its planned expansion of production capacity and related infrastructure. In such event, there can be no assurance that additional financing will be available to the Company on acceptable terms, or at all, or that such financing may not result in further dilution to existing stockholders. The Company may be required to obtain funds through its arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its expansion of production, administration, and its research and development programs. Any inability to obtain needed financing by the Company could have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


POTENTIAL FLUCTUATIONS IN BACKLOG


     The Company's current backlog consists of a relatively small number of large orders for XP4 equipment, principally from SAT for use by Bouygues Telecom and Nortel for use by Globtel, and is attributable largely to limitations in the Company's current production capacity. Purchase orders are often received and accepted substantially in advance of shipment and are generally cancelable prior to shipment. As a result, backlog may not result in revenues or, as of any particular date, be a reliable indicator of sales for any future period. Furthermore, the Company's business strategy is to reduce the period between receipt and shipment of orders by increasing production capacity. Thus, the Company does not expect backlog will remain at current levels as a percentage of sales. Furthermore, due to the many factors affecting decisions by customers to place orders and the relative impact of a small number of large orders, backlog may fluctuate significantly. Such fluctuations may adversely affect the price of the Common Stock. See "Business -- Backlog."


RISKS ASSOCIATED WITH GRANTS OF LIMITED MANUFACTURING RIGHTS


     Some of the Company's existing and anticipated distribution relationships with systems integrators involve or may involve the granting of rights enabling the systems integrators to manufacture millimeter wave radios using the Company's proprietary designs and technologies. For example, the Company has granted SAT certain non-exclusive perpetual rights to use XP4 technology to develop new radios for frequencies below 15GHz, and to manufacture and sell XP4 products in that frequency range, subject to limitations as to the place of manufacture. The Company has also granted SAT non-exclusive perpetual rights to manufacture and sell certain XP4 products of 18GHz or greater, subject to limitations as to the place of manufacture, as well as quantity restrictions which may be released under certain conditions. As a result of these grants, SAT may be able to compete directly with the Company in the production and sale of radios in various frequency ranges. The Company has granted NERA rights to manufacture XP4 products in the event that the Company fails to meet its delivery requirements under its distribution agreement with NERA. Distribution arrangements that the Company enters in the future may contain similar grants of manufacturing rights. See "Business -- Distribution Relationships." The negotiation of limited manufacturing rights typically involves highly sensitive business issues such as sharing of the Company's proprietary information, rights to Company-developed and jointly-developed improvements, preservation of rights to next-generation product designs, conditions and limitations under which such manufacturing rights may be utilized and compensation for the use of proprietary information and technologies. Because the negotiated compensation to the Company from third-party-manufactured units results in lower margins than those earned on Company manufactured units, the Company attempts to negotiate limits on the amount of third-party manufacturing and to contractually protect its business interests although it is not always able to do so. There can be no assurance that negotiated limitations, if any, on the exercise of such rights will be sufficient to prevent such exercise from having a material adverse effect on the Company's business, financial condition and results of operations. Nor is there any assurance that contractual provisions and related legal remedies will be adequate to prevent distributors from making unauthorized disclosures, or excessive or unanticipated uses of the Company's proprietary designs and technologies or sales of such products. Granting of manufacturing rights, in general may also create competition between the Company and its distributors over access to critical components that may be in limited or short supply. See "Business -- Manufacturing".


EXTENSIVE GOVERNMENT REGULATION


     Radio communications are subject to extensive regulation by foreign and U.S. laws and international treaties. The Company's systems must conform to a variety of international and domestic requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. In order for the Company's radios to be used in a foreign jurisdiction, regulatory approval for its systems must be obtained and end users must comply with such regulations. Regulatory bodies worldwide are continuing the process of adopting new standards for wireless communication products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The Company's arrangements with its distributors generally provide for the distributor to obtain the regulatory approvals applicable to use of the Company's products in the countries into which they are sold by the distributors. The Company believes that its XP4 products currently comply with all applicable U.S. and foreign regulations in countries in which its sales are material, but changes in these regulations, the need to comply with regulations in additional countries in the event of sales into those countries, or a failure by the Company's distributors to obtain necessary approvals or permits in connection with sales to service providers in a country could require the Company to change the features of its radio systems and thereby incur substantial costs and experience delays in radio system installation or operation in countries in which its sales are material. Equipment to support new services can be marketed only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. To the extent systems integrators or service providers are delayed in deploying these systems, the Company could experience delays in orders. These delays could have a material adverse effect on the Company's business, financial condition and results of operations.


     The regulatory environment in which the Company operates is subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting network development efforts by the Company's customers or end users, making current systems obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to modify its systems to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming. See "Business -- Government Regulation."

UNCERTAINTY REGARDING PROTECTION OF PROPRIETARY RIGHTS


     The Company does not hold any patents regarding the technology and expertise involved in the assembly, calibration and testing of its XP4 products. The Company relies on technological innovations, trade secrets and expertise to develop and maintain its competitive position, and upon confidentiality procedures, common law remedies and contractual provisions to protect its proprietary rights. The Company's agreements with its distributors generally contain non-competition and non-disclosure provisions prohibiting the distributor from manufacturing products based on the Company's designs for the term of the agreement and for a short period thereafter. In general, the Company has not entered into non-competition agreements with its management and other employees or into confidentiality and non-disclosure agreements with system integrators or service providers.


     The Company's success will depend in part on its ability to protect its technology and preserve its trade secrets through common law and contractual restrictions. There can be no assurance that the trade secrecy or other measures taken by the Company will be adequate to prevent misappropriation of its technology, or that competitors will not be able to independently develop technologies having similar or better functions or performance characteristics. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the Company will have adequate legal remedy to prevent or seek redress for future unauthorized misappropriation of the Company's technology.

     The telecommunications industry is characterized by rapid technological change, with frequent introductions of new products and technologies. As a result, industry participants often find it necessary to develop products and features similar to those introduced by others, increasing the risk that their products and processes may give rise to claims that they infringe the patents of others. Accordingly, the Company's current and future products and processes, or uses thereof, may conflict with patents that have been granted or may be granted to competitors or others. Such competitors or others could bring legal actions against the Company or its customers, claiming damages and seeking to enjoin manufacturing, marketing or use of the affected product or processes. Similarly, the Company may in the future find it necessary to commence litigation in order to enforce and protect its proprietary rights. If the Company becomes involved in any such litigation, it could consume a substantial portion of the Company's resources and result in a significant diversion of management's attention. If the outcome of any such litigation were adverse to the Company or its customers, its business, financial condition and results of operations could be materially adversely affected. In addition to any potential liability for damages, the Company or its customers could be enjoined from continuing to manufacture, market or use the affected product or process, and could be required to obtain a license in order to continue such manufacture, marketing or use. There can be no assurance that the Company or its customers would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all.


LIMITATIONS ON USE OF NET OPERATING LOSS CARRYFORWARDS



     Section 382 of the Internal Revenue Code of 1986 (the "Code") imposes certain limitations on the ability of a "loss corporation" to use its net operating losses ("NOLs") to offset its future taxable income in taxable years following an "ownership change" (including an ownership change resulting from the issuance of stock). In general, an ownership change occurs if the percentage (as measured by value) of the loss corporation's stock (other than certain preferred stock) which is owned, directly or indirectly, by one or more 5% shareholders (or certain groups of shareholders collectively treated as a 5% shareholder) is increased by more than 50 percentage points over the lowest percentage of stock owned by such 5% shareholders at any time during the applicable "testing period" of three years or less. In the event of an ownership change, the amount of pre-change NOLs that the loss corporation can use to offset its taxable income in a post-change taxable year will generally be limited to an amount equal to the product of the "long-term tax-exempt rate" in effect on the date of the ownership change and the value of the loss corporation's stock immediately prior to the ownership change (without taking into account for such valuation purposes certain capital contributions received by the loss corporation during the two-year period preceding the ownership change) (the "Section 382 limitation"). The long-term tax-exempt rate is an interest rate based upon certain specified U.S. Treasury debt obligations adjusted for differences between rates on taxable and tax-exempt obligations and announced on a monthly basis by the Internal Revenue Service. In addition, if the loss corporation does not continue its historic business or continue to use a substantial portion of its historic assets in its business for a two-year period following an ownership change, the Section 382 limitation would be reduced to zero, with the effect that no portion of the pre-change NOLs would be available to offset future taxable income (except in certain very limited circumstances).



     The Company has reviewed past issuances of stock, grants of options and warrants to acquire Company stock and issuances of debt instruments convertible into Company stock, as well as share transfers among its shareholders, to determine the effect of such events under Section 382 of the Code. Based on such review, the Company believes that ownership changes occurred on both February 20, 1992 and February 13, 1995, and that as a result, the NOLs incurred by the Company prior to such dates are subject to the Section 382 limitation. Thus, to the extent that the Company's taxable income in a post-change taxable year exceeds the amount of the Section 382 limitation, the Company's federal income tax liability for such taxable year would be greater than it would otherwise be if the pre-change NOLs were fully available to offset such taxable income. The Company believes that the availability of the cumulative NOL incurred through February 13, 1995 will not be limited by the Section 382 limitation. The Company further believes that its issuance of Common Stock pursuant to the Offering, when combined with other events subsequent to February 13, 1995, should not result in another ownership change. However, there can be no assurance that future events, such as the Company's issuance of additional shares of Common Stock or transfers of outstanding shares of Common Stock by the Company's shareholders, will not cause an ownership change to occur in the future. In the event of any such future ownership change, the Company's ability to use some or all of its NOLs incurred after February 13, 1995 to offset its future taxable income would also become subject to the Section 382 limitation. As of June 30, 1997 the Company had remaining NOLs of approximately $37.2 million.


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock in the future. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market will develop or be sustained after this Offering. The Company believes that factors such as announcements of developments related to the Company's business; announcements of technological innovations or new products or enhancements by the Company or its competitors; sales by competitors, including sales to the Company's customers; sales of the Company's Common Stock into the public market, including by members of management; developments in the Company's relationships with its customers, partners, distributors and suppliers; shortfalls or changes in revenues, gross margins, earnings or losses or other financial results from analysts' expectations; regulatory developments; fluctuations in results of operations; and general conditions in the Company's market, or the markets served by the Company's customers, or the economy could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market, in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Many companies in the telecommunications industry have recently experienced historic highs in the market price of their common stock. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. Such fluctuations could materially adversely affect the market price of the Company's Common Stock.


RISKS ASSOCIATED WITH DEVELOPING TECHNOLOGIES; PRODUCT LIABILITY



     If wireless telecommunications systems are determined, perceived or alleged to create a health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them. The occurrence of any of such event could have a material adverse effect on the Company's business, results of operations and financial condition. Any alleged health or environmental risk could also lead to a delay or prohibition against the installation of wireless networks which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, an inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could inhibit the commercialization of the Company's products and have a material adverse effect on the Company's business, results of operations and financial condition. Further, the installation of wireless networks may be delayed or prohibited by various environmental regulations. Any such delay or prohibition would have a material adverse effect on the Company's business, results of operations and financial condition.



BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS



     The Company expects to use approximately $5.6 million of the net proceeds to repay the outstanding principal and interest on its outstanding credit facility, approximately $8.5 million for the purchase of equipment, and the remaining $10.0 million for working capital and other general corporate purposes, such as supporting growth in inventory and receivables, and hiring additional personnel in connection with the Company's efforts to increase its production capacity and scope of operations and research and development and sales and marketing activities. The Company's management will have broad discretion to allocate the proceeds of the Offering, and the amounts actually expended for each use listed above may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, and the status of competitive products.


SHARES ELIGIBLE FOR FUTURE SALE AFTER THE OFFERING


     Upon completion of this Offering, 12,139,006 shares of Common Stock will be outstanding, assuming no exercise of outstanding options or warrants to purchase stock of the Company, (12,514,006 shares if the Underwriters' over-allotment option is exercised in full) of which the 2,500,000 shares offered hereby (2,875,000 if the Underwriters over-allotment is exercised in full) will be freely tradable on the public market, except to the extent that such shares are held by an affiliate of the Company. Of the remaining 9,639,006 outstanding shares, 444,629 shares are eligible for public sale immediately after this Offering pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), 9,175 shares will become eligible for public sale 90 days after the date of this Offering pursuant to Rule 701 under the Securities Act and 7,719,666 shares will become eligible for public sale 180 days after the date of this Offering upon the expiration of lock-up agreements entered into by holders of substantially all of the Common Stock not being sold in this Offering (the "Lock-Up Agreements"). All officers, directors and significant shareholders and substantially all of the other shareholders of the Company have agreed not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, contract to require any other person to purchase, or otherwise transfer or dispose of any interest in, any shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of UBS Securities LLC, with certain limited exceptions, and the Company has agreed that it will not, until 180 days following the date of this Prospectus, without the prior written consent of UBS Securities LLC, sell, offer or agree to sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, except that the Company may grant additional options and issue stock under the 1990 Stock Option Plan and the Director Stock Option Plan or issue shares of Common Stock upon the exercise of outstanding stock options and warrants. As of the date of this Prospectus, an additional 1,709,517 shares were issuable upon exercise of outstanding stock options. Of the 633,458 shares issuable upon currently exercisable stock options, 456,188 are subject to Lock-Up Agreements. Upon expiration of the Lock-Up Agreements, such shares will be eligible for immediate public sale.



     An additional 2,949,137 shares of Common Stock are issuable upon exercise of warrants outstanding at June 30, 1997, all of which are currently exercisable. Of these shares, 2,907,233 shares are subject to Lock-Up Agreements.



     Shareholders who will hold an aggregate of 9,549,177 shares of Common Stock after this Offering have the right to require the Company to register their shares for sale under the Securities Act, beginning 180 days after the closing of this Offering. Sales of substantial numbers of shares of Common Stock in the public market following this Offering could materially adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale" and "Descriptions of Common Stock -- Registration Rights."


CONTROL BY EXISTING SHAREHOLDERS; EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS


     Following the completion of this Offering, members of the Board of Directors and the officers of the Company, together with entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 63% (approximately 65% on a fully diluted basis, assuming the exercise of all warrants and vested and unvested options held by such persons and outstanding at June 30, 1997) of the outstanding shares of Common Stock of the Company. Accordingly, these stockholders are able to significantly influence the election of the members of the Company's Board of Directors and significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership, together with certain provisions of the Company's articles of incorporation, equity incentive plans, bylaws and Washington law, may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. See "Management -- Directors and Executive Officers," "-- Principal Stockholders" and "Description of Capital Stock."



IMMEDIATE AND SUBSTANTIAL DILUTION



     Investors in Common Stock in the Offering will experience immediate dilution in the net tangible book value of their shares. Assuming an initial public offering price of $11.00 per share, dilution to new investors would be $8.26 per share. Additional dilution will occur upon exercise of outstanding stock options and warrants. If all of the shares issuable upon the exercise of stock options granted pursuant to the Company's stock option plans were issued, dilution to new investors would be $8.30 per share. If the Company seeks additional capital in the future, the issuance of shares or convertible debt to obtain such capital may lead to further dilution. See "Dilution."

                                  THE COMPANY

     The Company was incorporated on June 30, 1989 as a Delaware corporation and reincorporated as a Washington corporation through a merger with a wholly-owned subsidiary on May 31, 1991. Unless the context otherwise requires, the term "Company" refers to Innova Corporation and its subsidiaries, Innova Europe Limited and Techinnova S.A. de C.V. The Company's principal executive offices are located at Gateway North, Building 2, 3325 South 116th Street, Seattle, Washington 98168-1974, and its telephone number is (206) 439-9121.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby, based on an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $24,775,000 ($28,611,250 if the Underwriters' over-allotment option is exercised in full).



     The Company intends to use a portion of the net proceeds from the Offering to repay the outstanding principal and accrued interest of its credit line with Greyrock Business Credit, a Division of NationsCredit Commercial Corporation ("Greyrock Business Credit"). As of June 30, 1997, the outstanding balance of this credit line, which matures October 31, 1997, was approximately $4.1 million. The Company will also use a portion of the net proceeds of the Offering to repay the Company's outstanding principal balance and accrued interest on its term loan with Greyrock Business Credit, which will become due upon consummation of the Offering. As of June 30, 1997, the outstanding balance on this term loan was approximately $1.5 million. The credit line and the term loan each bear interest at the greater of 4.75% above LIBOR or 8% per annum. The Company has used both the credit line and the term loan for inventory, supplies and equipment used to manufacture XP4 products and for general working capital purposes. The Company currently estimates that approximately $8.5 million of the proceeds will be applied to acquire equipment. The Company expects to use the balance of the proceeds from the Offering, approximately $10 million, for working capital and other general corporate purposes, such as supporting growth in inventory and receivables and hiring additional personnel in connection with the Company's efforts to increase its production capacity and scope of operations and research and development and sales and marketing activities.


     Pending their application, the Company intends to invest the net proceeds from this Offering in government securities or short-term, interest- or dividend-bearing investment-grade securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings, if any, to finance the growth and development of its business and does not anticipate paying any cash dividends or other distributions on its Common Stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company at June 30, 1997 (after giving effect to a 24:1 reverse stock split and changes in authorized common and redeemable preferred stock, to be effective upon closing of the Offering) and the short-term debt and capitalization of the Company as adjusted to give effect to the: (i) conversion of all outstanding shares of Preferred Stock upon consummation of the Offering; (ii) sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated Offering expenses; (iii) application of the estimated net proceeds of the Offering. See "Use of Proceeds" and Note 17 of Notes to Consolidated Financial Statements. The information set forth below is unaudited and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                              JUNE 30, 1997
                                                                        -------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     ------------
                                                                             (in thousands)
Notes payable.........................................................  $  5,618       $     --
Current installments of obligations under capital leases..............     1,562          1,562
                                                                        --------       --------
  Total short-term debt...............................................  $  7,180       $  1,562
                                                                        ========       ========

Obligations under capital leases, excluding current installments......  $  1,035       $  1,035
Redeemable preferred stock, no par value.
  13,379,164 shares authorized; 8,682,287 shares issued and
  outstanding; 5,000,000 shares authorized and 0 shares issued and
  outstanding, as adjusted(1).........................................    47,769             --
Stockholders' equity (deficit)
  Common Stock, no par value: 16,666,666 shares authorized; 956,719 shares issued and outstanding; 30,000,000 shares authorized and
     12,139,006 shares issued and outstanding, as adjusted(2).........     1,398         73,942
  Additional paid-in capital..........................................     3,262          3,262
  Deferred stock option compensation expense..........................      (624)          (624)
  Cumulative translation adjustment...................................        54             54
  Accumulated deficit.................................................   (43,387)       (43,387)
     Total stockholders' equity (deficit).............................   (39,297)        33,247
                                                                        --------       --------
     Total capitalization.............................................  $  9,507       $ 34,282
                                                                        ========       ========


---------------


(1) At June 30, 1997, the Company had 13,379,164 shares of Preferred Stock authorized, of which 4,166,666 shares were designated as Series A Preferred Stock, 2,083,333 shares were designated Series B Preferred Stock, 833,333 shares were designated Series C Preferred Stock, 625,000 shares were designated Series C1 Preferred Stock, 4,166,666 shares were designated as Series D Preferred Stock, 1,000,000 shares were designated as Series E Preferred Stock, and 504,166 shares were designated as Series F Preferred Stock.



(2) As of June 30, 1997. Excludes: (i) 1,655,298 shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's 1990 Stock Option Plan at a weighted average exercise price of $2.19 per share; (ii) an additional 377,774 shares of Common Stock reserved for future issuance under the Company's 1990 Stock Option Plan; (iii) 48,263 shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's Director Stock Option Plan; (iv) an additional 71,737 shares of Common Stock reserved for future issuance under the Company's Director Stock Option Plan; and (v) 2,949,137 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock. See "Management -- Benefit Plans" and "-- Certain Transactions," "Description of Capital Stock" and Notes to Consolidated Financial Statements.

                                    DILUTION


     As of June 30, 1997, the pro forma net tangible book value of the Company's Common Stock was approximately $8,330,000, or $0.86 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to pro forma adjustments consisting of the conversion of the Preferred Stock into Common Stock. Additionally, after giving effect to the sale by the Company of the shares of Common Stock offered hereby and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of June 30, 1997 would have been approximately $33,247,000 or $2.74 per share. This represents an immediate increase in net tangible book value of $1.88 per share to existing shareholders and an immediate dilution of $8.26 per share of Common Stock to new investors purchasing shares of Common Stock in this Offering. Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock.


     The following table illustrates this per share dilution:


        Public Offering price per share.........................                $ 11.00
        Pro forma net tangible book value per share as of June
          30, 1997..............................................  $ 0.86
        Increase per share attributable to the Offering.........  $ 1.88
                                                                  ------
        Pro forma net tangible book value per share after this
          Offering(3)...........................................                $  2.74
                                                                                -------
        Dilution per share to investors(3)......................                $  8.26
                                                                                =======



     The following table summarizes, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Company and shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's stock option plans, the total consideration paid or payable to the Company upon exercise of stock options issued pursuant to the Company's stock option plans and the average price per share payable by Option holders under the Company's stock option plans or paid by existing shareholders and by new investors purchasing the shares of Common Stock offered hereby (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):



                                           SHARES PURCHASED        TOTAL CONSIDERATION
                                         --------------------     ---------------------     AVERAGE PRICE
                                           NUMBER     PERCENT       AMOUNT      PERCENT       PER SHARE
                                         ----------   -------     -----------   -------     -------------
Existing shareholders(1)(2)............   9,639,006      70%      $49,530,651      61%         $  5.14
Existing option holders(1).............   1,703,561      12       $ 4,100,011       5          $  2.41
Investors(1)...........................   2,500,000      18       $27,500,000      34          $ 11.00
                                         ----------     ---       -----------     ---           ------
          Total........................  13,842,567     100%      $81,130,662     100%         $  5.86
                                         ==========     ===       ===========     ===           ======


---------------


(1) The foregoing table reflects ownership at June 30, 1997, giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock, and a 24:1 reverse stock split to be effective upon the closing of the Offering, and assumes no exercise of the Underwriters' over-allotment option. Exercise of the Underwriters' over-allotment option in full would reduce the proportion of shares held by existing shareholders to 68% of the total number of shares of Common Stock outstanding after the Offering and shares of Common Stock issuable upon exercise of stock options pursuant to the Company's stock option plans, reduce the proportion of shares subject to option held by existing option holders to 12% of such total number of shares, and increase the number of shares held by investors in the offering to 2,875,000 shares or 20% of such total number of shares.



(2) As of June 30, 1997. Excludes: (i) an additional 377,774 shares of Common Stock reserved for future issuance under the Company's 1990 Stock Option Plan; (ii) an additional 71,737 shares of Common Stock reserved for future issuance under the Company's Director Stock Option Plan; and (iii) 2,949,137 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock. See "Management -- Benefit Plans" and "-- Certain Transactions," "Description of Capital Stock" and Notes to Consolidated Financial Statements. To the extent such stock options and warrants are exercised, there will be further dilution to new investors in the Offering. See "Management -- Stock Options," "-- Benefit Plans" and "Risk
    Factors -- Dilution."



(3) The pro forma net tangible book value per share after this offering would be $2.70 and the dilution per share to investors $8.30 if all of the shares issuable upon the exercise of stock options pursuant to the Company's stock option plans were issued.

                            SELECTED FINANCIAL DATA


    The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data for the fiscal periods ended March 31, 1993, 1994, 1995 and 1996, and December 31, 1996 are derived from the Consolidated Financial Statements of the Company audited by KPMG Peat Marwick LLP, independent accountants. The selected financial data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements prepared by the Company on a basis consistent with the Company's audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 1997.



                                                                                            NINE MONTH
                                                                                              FISCAL
                                                                                              PERIOD        SIX MONTHS ENDED
                                                         YEARS ENDED MARCH 31,                ENDED             JUNE 30,
                                                ----------------------------------------   DECEMBER 31,   ---------------------
                                                 1993       1994       1995       1996       1996(1)       1996          1997
                                                -------    -------    -------    -------   ------------   -------       -------
                                                                 (dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Total Revenues:
    Net product sales.........................  $   200    $   877    $ 1,151    $   445     $  2,051     $    33       $12,582
    Manufacturing contract service revenues...       --         --      1,207      1,517           53         167            --
                                                -------    -------    -------    -------      -------     -------       -------
                                                    200        877      2,358      1,962        2,104         200        12,582
  Total cost of products sold:
    Cost of products sold.....................      664      2,063      3,703      2,425        3,686       1,885         9,570
    Manufacturing contract service expenses...       --         --        812      1,517           53         167            --
                                                -------    -------    -------    -------      -------     -------       -------
                                                    664      2,063      4,515      3,942        3,739       2,052         9,570
  Gross profit (loss).........................     (464)    (1,186)    (2,157)    (1,980)      (1,635)     (1,852)        3,012
  Operating expenses:
    Selling, general and administrative.......    1,132      1,566      2,067      2,317        2,585       1,533         3,471
    Research and development..................    2,307      2,482      1,892      4,519        2,966       2,374         2,216
                                                -------    -------    -------    -------      -------     -------       -------
  Loss from operations........................   (3,903)    (5,234)    (6,116)    (8,816)      (7,186)     (5,759)       (2,675)
  Other income (expense)......................      (13)      (166)      (202)      (245)        (143)       (131)         (338)
  Loss from discontinued operations...........     (591)        --         --         --           --          --            --
  Loss on disposal of discontinued
    operations................................     (592)        --         --         --           --          --            --
                                                -------    -------    -------    -------      -------     -------       -------
  Net loss....................................  $(5,099)   $(5,400)   $(6,318)   $(9,061)    $ (7,329)    $(5,890)      $(3,013)
                                                =======    =======    =======    =======      =======     =======       =======
    Pro forma net loss per share(2)...........                                               $  (0.73)                  $ (0.30)
                                                                                              =======                   =======
    Supplementary net loss per share(2).......                                               $  (0.72)                  $ (0.27)
                                                                                              =======                   =======
    Shares used in computing pro forma net
      loss per share(2).......................                                               10,039,634               10,061,989
    Shares used in computing supplementary net
      loss per share(2).......................                                               10,085,650               10,572,738



                                                           March 31,                                        June 30, 1997
                                           -----------------------------------------   DECEMBER 31,   -------------------------
                                             1993       1994       1995       1996       1996(1)       Actual    As Adjusted(3)
                                           --------   --------   --------   --------   ------------   --------   --------------
                                                                              (in thousands)
BALANCE SHEET DATA:
  Cash and cash equivalents..............  $    713   $    527   $  1,922   $    287     $    173     $  3,834      $ 23,133
  Working capital (deficit)..............    (1,763)    (2,388)     1,815      2,156         (289)       4,371        29,146
  Total assets...........................     1,968      2,798      5,093      6,747        7,305       20,208        39,365
  Current liabilities....................     2,916      4,353      1,206      2,156        4,809       10,701         5,083
  Longterm obligations...................       150         --        443        330          542        1,035         1,035
  Mandatorily convertible notes payable
    for preferred stock..................        --         --         --      6,984           --           --            --
  Redeemable preferred stock(4)..........     9,540     13,198     24,497     27,362       39,313       47,769            --
  Common stock(4)........................         6      1,290      1,302      1,330        1,377        1,398        73,942
  Additional paid-in capital.............     1,605      1,605      1,605      1,605        1,605        3,262         3,262
  Accumulated deficit....................   (12,267)   (17,667)   (23,985)   (33,046)     (40,375)     (43,387)      (43,387)
  Total stockholders' equity
    (deficit)(4).........................   (10,558)   (14,753)   (21,052)   (30,085)     (37,360)     (39,297)       33,247



---------------



(1) Subsequent to March 31, 1996, the Company changed its fiscal year end to December 31.



(2) See Note 1(q) to Consolidated Financial Statements.



(3) As adjusted to give effect to the (i) conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon consummation of the Offering, (ii) sale of the shares of Common Stock being offered hereby at an assumed initial public offering price of $11.00 per share (after deducting the underwriting discounts and commissions and estimated expenses of the Offering) and (iii) application of the estimated net proceeds of the Offering. See "Use of Proceeds."



(4) As of June 30, 1997. Excludes: (i) 1,655,298 shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's 1990 Stock Option Plan, at a weighted average exercise price of $2.19 per share; (ii) an additional 377,774 shares of Common Stock reserved for future issuance under the Company's 1990 Stock Option Plan; (iii) 48,263 shares of Common Stock issuable upon exercise of stock options issued pursuant to the Company's Director Stock Option Plan; (iv) an additional 71,737 shares of Common Stock reserved for future issuance under the Company's Director Stock Option Plan; and (v) 2,949,137 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock. See "Management -- Benefit Plans" and "-- Certain Transactions," "Description of Capital Stock" and Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

OVERVIEW


     Innova designs, manufactures and supports millimeter wave radios for use as short- to medium-distance wireless communications links in developed and developing telecommunications markets. The Company began shipping the 23, 26 and 38 GHz models of its XP4 radio systems in the quarter ended September 30, 1996. As of June 30, 1997 the Company had sold its XP4 radios to a total of 18 customers, generating $12.2 million in total revenues, $6.8 million of which occurred in the quarter ended June 30, 1997. Through June 30, 1997 approximately 44%, 29% and 13% of the Company's XP4 sales have been to Nortel, SAT and Associated Communications, respectively. Through June 30, 1997 approximately 84% of the Company's XP4 sales were made to customers located outside of the United States. The Company anticipates that international sales will continue to account for at least a majority of its sales for the foreseeable future. The Company was a development stage company from its incorporation in 1989 through March 31, 1996. As of June 30, 1997, the Company had an accumulated deficit of approximately $43.4 million. After March 31, 1996 the Company changed its fiscal year-end to December 31.



     The Company's net sales consist primarily of sales of point-to-point millimeter wave radios to systems integrators, other equipment resellers and service providers, principally for installation outside the U.S. Other revenues are generated from the resale of related telecommunications equipment such as antennas, cables and enclosures. The Company recognizes revenue upon shipment.



     In the period from calendar 1989 to calendar 1992 the Company developed and manufactured a line of TVRO (Television Receive Only) antennas. Approximately $3.2 million of these antennas were sold, primarily to a single customer in Europe, before the product line was discontinued in calendar 1992. The Company began developing millimeter wave radios early in calendar 1992. The Company generated its first revenue from the shipment of radios, based on its initial architecture, the XP3, in late calendar 1993. The Company subsequently determined that the technology and architecture upon which the XP3 product line was based was not suitable to meet the evolving needs of the target market. In late calendar 1994, the Company decided to curtail further development of the XP3 product line and concentrate its development efforts on a new product architecture, which it believed would be more reliable and would incorporate features that would be more attractive to customers. In November 1994, the Company ceased marketing XP3 products, and for approximately the next year, its only material revenues consisted of subcontractor fees for manufacturing a revised model of the XP3 for SAT. During this period, research and development efforts were devoted to the development of the XP4 product line.



     In calendar 1995, the Company began making significant additions of experienced management in the engineering, manufacturing, sales and administrative areas, including a new Chief Executive Officer who took office in early calendar 1996. From late calendar 1995 to the latter part of calendar 1996, the Company continued to invest in product development and manufacturing infrastructure, in anticipation of the launch of the XP4 product line, which occurred in the third quarter of calendar 1996. After an initial evaluation period, orders for XP4 radios increased late in the final quarter of calendar 1996 and continued to increase in the first two quarters of 1997. Since launching the XP4 product line, the Company has increased expenditures in an effort to increase sales and expand manufacturing capacity. In light of the fundamental changes in the character of the Company's operations during the past three years, which resulted in the Company changing from a development stage Company to an operating Company during its most recent fiscal year, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an accurate indicator of future performance.



     Since introduction of the XP4 product line, orders have increased more rapidly than the Company has been able to expand its manufacturing capacity, resulting in delayed shipping dates and lost orders. The Company's backlog was approximately $11.6 million as of June 30, 1997. The Company includes in backlog only customer commitments for which it has received signed purchase orders and assigned shipment dates within the following 180 days. The Company's distribution agreements generally provide that products are to be shipped not more than 60 days after the order and that orders may be cancelled prior to shipment. The Company believes the current level of backlog, as a percentage of sales, is due to inadequate manufacturing capacity and anticipates that the backlog will decrease as a percentage of sales as manufacturing capacity increases and delivery times decrease. The Company intends to continue its efforts to increase manufacturing capacity but expects that sales may continue to be constrained by capacity limitations through 1997 and into 1998.



     As sales have increased since introduction of the XP4 in the third quarter of calendar 1996, the Company's gross margins have improved, due to the Company's ability to absorb fixed and semi-variable operating costs over larger manufacturing volumes. The Company's gross profits over the past three quarters have also been favorably affected by lower component costs, particularly fabricated metal parts and transmit and receive hybrids. These component cost savings are principally a result of higher volume purchasing, the substitution of lower cost parts and the redesign of components and circuits. In addition to component cost savings, the Company is pursuing programs to simplify and reduce the cost of its assembly, test and manufacturing processes. Realization of further planned savings is necessary if the Company is to improve gross margins. There can be no assurance, however, that the Company will be successful in achieving further cost reductions. The Company also expects that its gross margins will continue to be affected by a variety of other factors, such as: increases in lower-margin sales through large distributors; increased investment in manufacturing facilities or equipment; changes in labor costs resulting from increasing manufacturing capacity; increased manufacturing or testing arrangements with distributors; changes in product mix; receipt of royalties under limited manufacturing licenses; increased sourcing of components and subassemblies from third-party manufacturers; and potential increased price competition.



     Continued expansion of the Company's manufacturing capacity will be required for the Company to achieve its business plan. Such expansion will require substantial investments in additional capital equipment, the recruiting and training of additional personnel, and possibly increased sourcing of components from third-parties or investment in additional manufacturing facilities. Addition of a new facility and increased manufacturing capacity, particularly if located in another state or country, is likely to add significant amounts of fixed overhead to the Company's manufacturing costs and to appreciably increase the complexity of the Company's operations.



     To the extent sales volumes continue to grow, the accounting and other systems used by the Company may not be suitable to handle the volume and complexity of the resulting transactions. At present, the principal means by which the Company maintains its books and records, as well as the bulk of its purchasing and manufacturing data, is a relatively simple PC-network based system. To the extent the Company continues to grow, this system may need to be replaced or upgraded. The Company is currently in the process of upgrading its current information management software; however, this upgrade may prove to be only a first step in dealing with the anticipated needs of the Company.



     The Company has entered into distribution agreements whereby it has agreed to sell XP4 products at various fixed prices. Certain of these distribution agreements include "most favored customer" pricing commitments which require the Company to offer lower prices to such distributors in the event such prices are offered under like terms and conditions to other customers. In addition, some of these agreements grant limited manufacturing licenses under certain conditions or impose penalties for late delivery. The Company anticipates that certain of its distributors will manufacture a portion of the XP4 radios they sell. To the extent such manufacturing by the Company's distributors decreases the number of XP4 units built by the Company, the Company's manufacturing gross profit will be reduced. As of June 30, 1997, no XP4 products have been manufactured by any of the Company's distributors.



     The Company's sales may also be affected by a variety of other factors including the establishment of new distribution relationships, the addition of direct sales personnel or sales offices, the introduction of new products by the Company or its competitors, and competitive and other conditions affecting the telecommunications industry generally. The Company remains dependent on significant contracts from a limited number of customers. Such contracts are often with systems integrators, which in turn provide the Company's products to service providers as part of larger telecommunication system infrastructure buildouts. Due to the Company's limited operating history and limited number of customers to date, it is difficult, if not impossible for the Company to accurately predict the mix or nature of infrastructure projects that provide the basis for its product sales to systems integrators. The Company anticipates, however, that revenue derived from current and future large customers and large-scale projects will continue to represent a significant portion of its total revenues. Because of the small size of the Company's customer base, the loss of or reduced demand for products from any customer for any reason, including business failure of the customer, abandonment of the underlying project, or changes in government policy or general economic conditions, for example, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that price competition among manufacturers of millimeter wave radios is likely to increase over time, which could adversely affect the Company's sales and margins.


     In addition to expanding the XP4 product line with additional frequencies and data rates, the Company is also developing point-to-point millimeter wave radios with different architectures that are designed to address different market needs than the XP4. To maintain current or target additional market opportunities, the Company will need to undertake additional development programs and to produce new products and product enhancements on a timely and cost-effective basis. Accordingly, research and development costs are expected to increase over time.


     The Company has granted non-qualified stock options to its employees which in some cases have required attainment of performance goals prior to vesting. Generally, these options have been granted at exercise prices which the Company believed to be no less than the fair market value of the underlying Common Stock as of the date of grant. In 1997, the Company amended previously granted options to eliminate performance-related vesting criteria. In connection with these amendments, the Company recorded a non-cash charge to operations of $965,533 for the six months ended June 30, 1997, which is due primarily to the estimated fair market value of these amended options exceeding the exercise price on the amendment date. Additional compensation expense of up to $623,744 will be recorded over the next 4 years as these options vest.



     The Company accrues for warranty expenses on an estimated basis, based on a fixed dollar amount for each radio system shipped. Due to the limited operating history of the Company, this estimate is based in part on experience with the XP4 and, to a greater extent, on management's experience in the millimeter wave radio industry generally. Actual warranty expenses for XP4 sales may vary significantly from the Company's estimates. If warranty expenses exceed the Company's estimate, or if the Company is required to make in-the-field repairs or adjustments to a significant number of radio systems, the Company's business, financial condition and results of operations could be materially adversely affected.



     The fifth, sixth, seventh, eighth, ninth, tenth and eleventh paragraphs of this "Overview" section contain forward looking statements. Actual results could differ materially from those projected in the forward looking statements, as a result of a number of factors, including those set forth in the section entitled "Risk Factors." In particular, note the "Risk Factors" entitled "Potential Significant Fluctuations in Results of Operations," "Significant Customer Concentration; Dependence on Large Customers," "Intensely Competitive Industry" and "Limited Production Capacity; No Assurance of Successful Expansion of Operation."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items from the Company's Consolidated Statements of Operations expressed as a percentage of total revenues.


                                                                                               NINE MONTH
                                                                                                 FISCAL
                                                                                                 PERIOD        SIX MONTHS ENDED
                                                            YEARS ENDED MARCH 31,                ENDED             JUNE 30,
                                                  -----------------------------------------   DECEMBER 31,   --------------------
                                                    1993        1994       1995       1996        1996         1996         1997
                                                  --------     ------     ------     ------   ------------   --------       -----
STATEMENTS OF OPERATIONS DATA:
  Total Revenues:
    Net product sales...........................     100.0%     100.0%      48.8%      22.7%       97.5%         16.5%      100.0%
    Manufacturing contract service revenues.....        --         --       51.2       77.3         2.5          83.5          --
                                                     100.0      100.0      100.0      100.0       100.0         100.0       100.0
  Total cost of products sold:
    Cost of products sold.......................     332.0      235.2      157.0      123.6       175.2         944.7        76.1
    Manufacturing contract service expenses.....        --         --       34.4       77.3         2.5          83.5          --
                                                     332.0      235.2      191.4      200.9       177.7       1,020.2        76.1
  Gross margin (deficit)........................    (232.0)    (135.2)     (91.4)    (100.9)      (77.7)       (928.2)       23.9
  Operating expenses:
    Selling, general and administrative.........     566.0      178.6       87.6      118.1       122.9         768.3        27.6
    Research and development....................   1,153.5      283.0       80.2      230.3       141.0       1,189.6        17.6
  Loss from operations..........................  (1,951.5)    (596.8)    (259.2)    (449.3)     (341.6)     (2,886.1)      (21.3)
  Other income (expense)........................      (6.5)     (18.9)      (8.7)     (12.5)       (6.8)        (65.6)       (2.7)
  Loss from discontinued operations.............    (295.5)        --         --         --          --            --          --
  Loss on disposal of discontinued operations...    (296.0)        --         --         --          --            --          --
                                                    ------     ------     ------     ------      ------      --------       -----
  Net loss......................................  (2,549.5)%   (615.7)%   (267.9)%   (461.8)%    (348.4)%    (2,951.7)%     (24.0)%
                                                    ======     ======     ======     ======      ======      ========       =====



  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1996



     TOTAL REVENUES. Net product sales increased to $12.6 million for the six months ended June 30, 1997, as compared to minimal levels for the six months ended June 30, 1996. The increase is attributable to sales of XP4 radios, which were not sold until the quarter ended September 30, 1996. International sales represented 87% of total net product sales for the six months ended June 30, 1997. Manufacturing contract service revenues, which consisted of fees received for manufacturing a revised XP3 for SAT, were eliminated due to SAT's decision to discontinue production of XP3 radios in Innova's facilities for the six months ended June 30, 1996.



     GROSS PROFIT (LOSS). Gross profit increased to $3.0 million for the six months ended June 30, 1997, as compared to a loss of $1.9 million for the six months ended June 30, 1996. The increase in gross profit was attributable to the sales of XP4 radios, increased manufacturing volumes and reduced unit material and outside processing costs resulting from higher-volume purchases and lower, negotiated prices.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $3.5 million for the six months ended June 30, 1997 as compared to $1.5 million for the six months ended June 30, 1996. The increase was due primarily to a $864,000 charge to compensation expense in connection with amendments to stock options granted in calendar 1996 as well as increased compensation expense associated with the addition of sales and marketing staff in the U.S. and U.K. offices to support the launch of the XP4 product line. The Company may incur additional compensation expense in connection with opening additional sales offices, particularly in certain international markets and in connection with adding administrative personnel. The Company anticipates that selling, general and administrative expenses will continue to increase.



     RESEARCH AND DEVELOPMENT. Research and development expenses decreased to $2.2 million for the six months ended June 30, 1997 as compared to $2.4 million for the six months ended June 30, 1996. The decrease in research and development expenses was primarily due to a $710,000 reduction in consulting expenses, which was partially offset by an increase in employee compensation costs due to increased headcount. Research and development expenses incurred for the six months ended June 30, 1997 were related to refinements and expansion of the XP4 product line and initial planning for the possible development of other products. The Company believes research and development expenses will increase in future periods, as the Company continues to increase research and development headcount.

     OTHER INCOME (EXPENSE). Other expense increased to $337,000 for the six months ended June 30, 1997 as compared to $131,000 for the six months ended June 30, 1996. The increase was due primarily to increases in interest expense resulting from additional capitalized leases and borrowings on the Company's working capital line. The Company anticipates that net interest expense will decrease due to repayment of debt from the proceeds of the Offering and investment of the remaining balance.



     INCOME TAXES. No provision for income taxes has been recorded, as the Company incurred net operating losses through June 30, 1997. As of June 30, 1997, the Company had remaining net operating loss carryforwards of $37.2 million and additional loss carryovers relating to its U.K. subsidiary. The U.S. net operating loss carryforwards will expire in various amounts from 2005 to 2012. Although the application of these amounts is subject to certain annual limitations under the Internal Revenue Code of 1986, as amended, the Company believes that the availability of the cumulative Federal net operating loss carryforward is not currently limited. However, there can be no assurances that future events, such as the issuance of additional shares of Common Stock or transfers of outstanding shares of Common Stock by the Company's shareholders, will not cause an ownership change to occur in the future and limit availability of the NOLs. The Company anticipates that its effective income tax rate will approach the statutory rate after these amounts are applied or expire. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding realizability. See Note 11 of Notes to Consolidated Financial Statements.


  NINE MONTH FISCAL PERIOD ENDED DECEMBER 31, 1996 COMPARED TO THE FISCAL YEARS ENDED MARCH 31, 1996 AND 1995


     TOTAL REVENUE. Net product sales increased to $2.1 million for the nine month fiscal period ended December 31, 1996, as compared to $445,000 and $1.2 million for the fiscal years ended March 31, 1996 and March 31, 1995, respectively. The increase in net product sales for the nine month fiscal period ended December 31, 1996 was due to the launch of the XP4 product line in the quarter ended September 30, 1996. International sales during this nine month period represented 69% of net product sales. The decrease for the fiscal year ended March 31, 1996, as compared to the fiscal year ended March 31, 1995, was due to the decision to discontinue production of XP3 radios. Manufacturing contract service revenues increased to $1.5 million for the fiscal year ended March 31, 1996, as compared to $1.2 million for the fiscal year ended March 31, 1995. Manufacturing contract service revenues in each of these periods related to manufacture of the XP3 radios for SAT, which was substantially discontinued in the quarter ended March 31, 1996.



     GROSS PROFIT (LOSS). The Company's gross profit increased to a loss of $1.6 million for the nine month fiscal period ended December 31, 1996, as compared to a loss of $2.0 million and $2.2 million for the fiscal years ended March 31, 1996 and March 31, 1995, respectively. The increase in gross profit for the nine month fiscal period ended December 31, 1996 was due to increased revenue resulting from sales of the XP4 products, which more than offset increased expenses and the decrease in manufacturing contract sales revenue and related costs resulting from termination of subcontracting services. Losses in the fiscal years ended March 31, 1996 and March 31, 1995 were the result of the ramp-up of production capabilities for the XP3 and fixed manufacturing costs associated therewith. Due to the planned introduction of the XP4, these fixed costs were not reduced after the decision to end XP3 production.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $2.6 million for the nine month fiscal period ended December 31, 1996, as compared to $2.3 million and $2.1 million for the fiscal years ended March 31, 1996 and March 31, 1995, respectively. The increase for the nine month fiscal period ended December 31, 1996 was due to increased staffing, both in the U.S. and U.K. offices, associated with launch of the XP4 product line. Selling, general and administrative expenses for the fiscal years ended March 31, 1996 and March 31, 1995 reflect continued investment in marketing and other staff in anticipation of the launch of the XP4 after ending production of XP3 radios. Selling, general and administrative expenses are anticipated to continue to increase.



     RESEARCH AND DEVELOPMENT. Research and development expenditures were $3.0 million for the nine month fiscal period ended December 31, 1996 as compared to $4.5 million and $1.9 million for the fiscal years ended March 31, 1996 and March 31, 1995, respectively. The decrease for the nine month fiscal period ended December 31, 1996, was due to the shorter period and to the Company's decision to reduce consulting expenses, which were partially offset by increases in internal research and development headcount. Research and development expenses for the nine month fiscal period ended December 31, 1996 were devoted to development of the XP4 product line, including the development of several frequency and data rate product variations. The Company anticipates research and development expenses will increase as the Company focuses on new products in addition to the XP4 product line. The increase in expenses for the fiscal year ended March 31, 1996 as compared to the fiscal year ended March 31, 1995 was attributable to increased efforts associated with development of the XP4 product line, and increased expenditures for engineering consulting services.


     OTHER INCOME (EXPENSE). Other expense for the nine month fiscal period ended December 31, 1996 decreased as compared to the fiscal year ended March 31, 1996. Other expense decreased due to interest income from investment of proceeds of equity financing. The increase in interest expense for the fiscal year ended March 31, 1996 as compared to the fiscal year ended March 31, 1995 was due primarily to higher average borrowings in anticipation of equity financings. The Company anticipates that interest expense may increase substantially over time if sales and, therefore, eligible accounts receivable and working capital line borrowings, increase and the Company expands its manufacturing capacity. The Company, however, intends to use the proceeds from the Offering to pay down working capital borrowings and reduce interest expense.



     The paragraphs entitled "Selling, General and Administrative Expenses," "Research and Development," and "Other Income (Expense)" in the Section entitled "Six Months Ended June 30, 1997 Compared to the Six Months Ended June 30, 1996," and the paragraphs entitled "Selling, General and Administrative Expenses," "Research and Development," and "Other Income (Expense)" in the Section entitled "Nine Month Fiscal Period Ended December 31, 1996 Compared to the Fiscal Years Ended March 31, 1996 and 1995," contain Forward Looking Statements. Actual results could differ materially from those anticipated or projected in the Forward Looking Statements as a result of a number of factors, including those set forth in the Section entitled "Risk Factors." In particular, note the Risk Factors entitled "Significant Fluctuations in Results of Operations," "Significant Customer Concentration; Dependence on Large Contracts," "Limited Production Capacity; No Assurance of Successful Expansion of Operations" and "Intensely Competitive Industry."


QUARTERLY RESULTS OF OPERATIONS

     The significant fluctuations in the Company's historical quarterly operating results are principally a function of the fact that the Company was, until mid-1996, a development stage company. In consequence, these fluctuations are largely explained by variation in expenses incurred in connection with the development of the Company's XP4 systems. In addition, the historical quarterly operating results have been affected by the launch and subsequent discontinuation of the XP3 radio line, along with the fluctuation in revenues received by the Company under its agreement with SAT for the subcontract manufacture for SAT of XP3 products. The discontinuation of XP3 manufacture or subcontract manufacture did not result in a corresponding decrease in expenses as the Company maintained staffing levels in anticipation of the launch of the XP4 product line. The Company may continue to experience significant quarterly fluctuations in sales, gross margins and operating results; however, these fluctuations are likely to be caused by different factors than those that existed in the past, making prediction of the Company's performance difficult, if not impossible.


     In connection with its efforts to ramp up production of recently introduced products, the Company expects to continue to make substantial capital investments in equipment, recruit and train additional personnel, and may increase outsourcing of components, or invest in additional manufacturing facilities. The Company anticipates that these expenditures may be made in advance of, and in anticipation of, increased sales and, therefore, that its gross margins will be adversely affected from time to time due to short-term inefficiencies associated with addition of equipment, personnel or facilities, and that each cost category will increase as a percentage of revenues from time to time on a periodic basis. As a result, the Company's operating results will vary. Because of the relatively small size of the Company's customer base and large-scale nature of the projects in which the Company's products are typically used, revenues derived from current and future large customers and large-scale projects will likely represent a significant portion of revenue in any given period. Thus, a decrease in demand for products from any customer for any reason, including the business failure of the customer or abandonment of a particular project, may result in significant periodic fluctuations in sales. Similarly, revenues derived from large-scale projects are often difficult to forecast due to a relatively long time frame for implementing such projects. Delays can be caused by late deliveries by other vendors, changes in implementation priorities, slower than anticipated growth and declining demand for the services that the

Company's products support, and delays in obtaining regulatory approvals for installation of such systems. Delays and reductions in the planned deployment of systems utilizing the Company's products can also be caused by fluctuations in the local economy, capital availability, and changes in import controls.


     The Company has at times failed to fill orders on a timely basis due principally to capacity constraints. Delay in a shipment near the end of a particular quarter, for any reason, may cause sales in that quarter to fall significantly below the Company's expectations and materially adversely affect the Company's operating results for that quarter.



     Additional factors that may cause the Company's sales, gross margins and results of operations to vary significantly from period to period include: new product introductions and enhancements, including related costs; the Company's ability to manufacture and produce sufficient products to meet customer requirements; limitations on the Company's manufacturing capacity; the Company's ability to reduce costs; gain or loss by the Company of significant customers; reduced demand for the Company's products; existing and new product development expenses; pricing changes by the Company, its customers or suppliers; inventory obsolescence; natural disasters or adverse weather; market acceptance and the timing of availability of new products by the Company or its customers; use of different distribution and sales channels; fluctuations in foreign currency exchange rates; delays or changes in regulatory approval of the Company's products; warranty and customer support expenses; income taxation; and general economic and political conditions.



     Because of the many factors which may affect the Company's performance in any particular period and because the Company changed from a development stage Company to an operating Company during its most recent fiscal year, the Company believes that period to period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance.



     The following table sets forth the unaudited results of operations for each of the six fiscal quarters beginning January 1, 1996 and ending June 30, 1997. In the opinion of the Company's management, this unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein, when read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.



     Results of operations for any quarter are not necessarily indicative of the results that may be expected for any future period. There can be no assurance that the Company will not experience significant variations in its future results of operations. See "Risk Factors -- Significant Fluctuations in Results of Operations."



                                                                              THREE MONTHS ENDED
                                                    ----------------------------------------------------------------------
                                                                        1996                                  1997
                                                    ---------------------------------------------     --------------------
                                                    MARCH 31     JUNE 30     SEPT. 30     DEC. 31     MARCH 31     JUNE 30
                                                    --------     -------     --------     -------     --------     -------
                                                                               (in thousands)
Total Revenues:
  Net product sales...............................  $    12      $   21      $   373     $ 1,657      $ 4,910      $7,672
  Manufacturing contract service revenues.........      125          42            4           7           --          --
                                                    -------      -------     -------     -------      -------      -------
                                                        137          63          377       1,664        4,910       7,672
Total cost of products sold:
  Cost of products sold...........................      985         900        1,097       1,689        4,081       5,489
  Manufacturing contract service expenses.........      125          42            4           7           --          --
                                                    -------      -------     -------     -------      -------      -------
                                                      1,110         942        1,101       1,696        4,081       5,489
Gross profit (loss)...............................     (973)       (879)        (724)        (32)         829       2,183
Operating expenses:
  Selling, general and administrative.............      796         737          754       1,094        1,638       1,833
  Research and development........................    1,576         798          814       1,354        1,111       1,105
                                                    -------      -------     -------     -------      -------      -------
Loss from operations..............................   (3,345)     (2,414)      (2,292)     (2,480)      (1,920)       (755)
Other income (expense)............................      (70)        (59)         (19)        (65)        (199)       (139)
                                                    -------      -------     -------     -------      -------      -------
Net loss..........................................  $(3,415)     $(2,473)    $(2,311)    $(2,545)     $(2,119)     $ (894)
                                                    =======      =======     =======     =======      =======      =======

     The following table sets forth, for the periods indicated, the unaudited results of operations as a percentage of total revenues:


                                                                              THREE MONTHS ENDED
                                                  --------------------------------------------------------------------------
                                                                        1996                                    1997
                                                  -------------------------------------------------     --------------------
                                                   MARCH 31       JUNE 30      SEPT. 30     DEC. 31     MARCH 31     JUNE 30
                                                  ----------     ---------     --------     -------     --------     -------
Total Revenues:
  Net product sales.............................        8.8%          33.3%       98.9%       99.6 %      100.0%      100.0%
  Manufacturing contract service revenues.......       91.2           66.7         1.1         0.4           --          --
                                                    -------        -------     -------      -------     -------      -------
                                                      100.0          100.0       100.0       100.0        100.0       100.0
Total cost of products sold:
  Cost of products sold.........................      719.0        1,428.6       291.0       101.5         83.1        71.5
  Manufacturing contract service expenses.......       91.2           66.7         1.1         0.4           --          --
                                                    -------        -------     -------      -------     -------      -------
                                                      810.2        1,495.3       292.1       101.9         83.1        71.5
Gross profit (loss).............................     (710.2)      (1,395.3)     (192.1)       (1.9)        16.9        28.5
Operating expenses:
  Selling, general and administrative...........      581.0        1,169.8       200.0        65.7         33.4        23.9
  Research and development......................    1,150.4        1,266.7       215.9        81.4         22.6        14.4
                                                    -------        -------     -------      -------     -------      -------
Loss from operations............................   (2,441.6)      (3,831.8)     (608.0)     (149.0)       (39.1)       (9.8)
Other income (expense)..........................      (51.1)         (93.6)       (5.0)       (3.9)        (4.1)       (1.8)
                                                    -------        -------     -------      -------     -------      -------
Net loss........................................   (2,492.7)%     (3,925.4)%    (613.0)%    (152.9)%      (43.2)%     (11.6)%
                                                    =======        =======     =======      =======     =======      =======


LIQUIDITY AND CAPITAL RESOURCES


     The Company requires capital principally for capital equipment, investment in product development activities, operations and more recently for financing accounts receivable and inventory. To date, the Company has financed its operations primarily from private placements of equity securities, and, more recently, bank borrowings. During the nine month fiscal period ended December 31, 1996, and the fiscal years ended March 31, 1996, 1995 and 1994, the Company raised $9,735,000, $6,790,000, $9,143,000 and $16,274,000, respectively from the sale of debt and equity securities. Since December 31, 1996, the Company has raised an additional $8.5 million from the private placement of equity securities. Investing activities were minimal during these periods.



     The Company has a credit facility with a commercial bank, which provides for a revolving credit line and a term loan. Outstanding balances on the credit line bear interest at the greater of the LIBOR rate in effect each month plus 4.875% per annum, or 8% per annum, and matures on October 31, 1997. The term loan accrues interest at the same rate and is payable upon the consummation of the Offering. The Company has used both the credit line and the term loan for inventory, supplies and equipment in the manufacturing of XP4 products, and for general working capital purposes.



     The Company's cash and cash equivalents increased to $3.8 million at June 30, 1997 as compared to $173,000 at December 31, 1996. Working capital increased to $4.4 million at June 30, 1997 as compared to a negative ($300,000) at December 31, 1996. This increase was partly due to receipt of $7.0 million in proceeds from redeemable preferred stock during the period. Accounts receivable increased to $5.1 million at June 30, 1997, as compared to $1.7 million at December 31, 1996. This was the result of increased sales volumes in the six months ended June 30, 1997. Inventories also increased to $5.9 million at June 30, 1997, as compared to $2.5 million at December 31, 1996. This increase was related to the increase in manufacturing levels necessary to support increased sales. The outstanding balance on the working capital line increased to $4.1 million at June 30, 1997 compared to $506,000 at December 31, 1996. Accounts payable increased to $3.0 million at June 30, 1997 as compared to $1.9 million at December 31, 1996 largely due to the ramp-up related to the XP4 product. Investment in equipment and leasehold improvements in the fiscal year ended March 31, 1996 and the nine-month fiscal period ended December 31, 1996 was $1.0 million in both periods. Investment in equipment and leasehold improvements in the six months ended June 30, 1997 was $2.8 million.



     Accounts receivable increased to $5.1 million at June 30, 1997, from $1.7 million at December 31, 1996. This increase resulted from the addition of receivables from sales of the Company's XP4 products. While the Company anticipates that the proceeds from the Offering together with cash generated from operations will be sufficient to finance an anticipated increase in inventory and receivables, should receivables and inventories increase faster than anticipated, the Company could be required to incur additional indebtedness.


     The Company intends to use a portion of the proceeds of this Offering to retire all outstanding borrowings under its credit facilities and to terminate the revolving credit line and term loan. Under the revolving credit line, outstanding balances and available borrowing capacity as of June 30, 1997 were $4.1 million, with $38,000 available to be drawn down. There was $1.5 million outstanding under the term loan at June 30, 1997, with no additional amount available to be borrowed.



     As of June 30, 1997 the Company had made $2.8 million of capital expenditures in 1997, and plans to spend an additional $6.1 million over the remainder of the fiscal year. The Company anticipates financing these expenditures with the proceeds of the Offering.



     The Company believes that the net proceeds of this Offering, together with funds provided by operations, will be sufficient to meet its liquidity requirements for at least the next 12 months; however, the Company anticipates securing a new credit facility after the closing of the Offering. To the extent additional capital is necessary, the Company could be required to obtain additional credit facilities sell additional equity, debt or convertible securities. There can be no assurance that additional financing will be available at the time or in the amounts that may be needed, or that any financing which is available will be on terms favorable to the Company and its shareholders.



     While the operating income the Company will rely upon to meet a portion of its liquidity needs will come in significant part from international customers, the Company has experienced no appreciable difference in pricing, inventory levels or receivables realization between its domestic and international customers. Additionally, as all of the Company's sales to date have been denominated in U.S. dollars and the Company anticipates that this will continue for the foreseeable future, the Company's operating revenues are not subject to appreciable exchange rate risk and the Company has consequently not implemented any programs to specifically address such risk.

                                    BUSINESS

OVERVIEW


     Innova designs, manufactures and supports millimeter wave radios for use as short- to medium-distance wireless communication links in developed and developing telecommunications markets. Innova's products enable telecommunications service providers to establish reliable and cost-effective voice, data and video communications links within their networks. Innova's products operate in frequencies ranging from 13-38 GHz and may be used in various applications, including cellular and PCS/PCN networks, broadband communications, local loop services and long distance networks.



     Innova's millimeter wave radio systems are designed to operate at multiple E1/T1 rates, are based on a common system architecture and are software configurable. Innova's radio systems consist of an Indoor Unit, which interfaces with the user's network and is digitally linked to an Outdoor Unit, which transmits and receives the RF signal. The common embedded software platform in the IDU and ODU is SNMP-compliant and provides the ability to remotely monitor and manage Innova's radios within a network using the service provider's network management system.



     Innova markets its products principally to systems integrators with a strong regional presence in Europe, Latin America and Asia. Innova seeks to develop strategic relationships with these systems integrators, which provide field engineering, installation, project financing and support to service providers. To date, Innova has entered into distribution agreements with MAS, NERA and SAT. Innova also markets its products directly to certain service providers in the U.S. and internationally. To date, the Company has supplied products, either through distribution relationships or directly, to Alestra (Mexico), Associated Communications (U.S.), Avantel (Mexico), Bouygues Telecom (France), Globtel (Slovakia), Nortel (Canada), PacBell Mobile Services (U.S.) and Telcel (Venezuela), among others.


INDUSTRY BACKGROUND

     In recent years, worldwide demand for telecommunications services has increased dramatically. In developed countries, much of the demand has been for mobile services, while in developing countries demand has been principally for basic voice service. This demand has been driven by the recognition that effective communications enhance business productivity and can accelerate economic growth. Demand has also been driven by the emergence of technologies that allow the development and deployment of cost-effective, reliable telecommunications systems.


     Changes in the regulatory environment in many countries, including the elimination of monopolies for public telecommunications services, privatization of government-owned telecommunications organizations and allocation and licensing of radio frequency spectrum by regulatory authorities, have led to an increase in the number of telecommunications service providers seeking to meet this demand. In Europe, for example, recent EU directives prohibit each member country from restricting competitive access to mobile and local service after January 1, 1998. In the U.S., the Telecommunications Act of 1996 mandated competitive access to local telephone networks, and spectrum has been allocated for five wireless carriers per market. Similar trends are occurring in developing countries, creating significant opportunities for new entrants in the telecommunications markets.



     Telecommunications service providers are seeking to rapidly capture market share by establishing new networks and expanding existing networks in response to the opportunities created by deregulation, technological advances and increasing consumer demand. As demand for telecommunications services has increased, mobile and local service providers have committed significant amounts of capital to the installation of network infrastructure. In developed countries, new service providers have the option to lease network capacity from existing service providers, but often choose not to do so since such leasing arrangements may be with competitors, may be comparatively expensive and would not allow the service provider to control the network. As a result, many new service providers are seeking to build their own networks to provide new or improved service. In addition, existing service providers have continued to upgrade and expand their networks to respond to customer demand and increased competition. In developing countries, both new and existing service providers are investing heavily to build out network infrastructure to respond to the demand for basic service.


     Telecommunications links are a critical element of network infrastructure. Service providers must choose between wireline or wireless equipment for each of the many telecommunications links that connect various parts of their networks. Wireless links are frequently used within telecommunications networks to interconnect cell sites, switching systems, wireline transmission systems and other fixed facilities. Wireless links generally involve relatively low initial capital costs, and may be quickly deployed, especially in urban areas, as no terrestrial rights of way need to be acquired or cables installed. In addition, new wireless links can be rapidly added to upgrade or expand existing telecommunications networks and installed links can be quickly relocated to respond to shifts in demand.


     Telecommunications infrastructure developers rely increasingly upon millimeter wave radio systems for short- to medium-distance wireless links. The narrower antenna-beam width of millimeter wave frequencies allows a higher density of links in a given geographic area as compared to lower frequencies. The atmospheric attenuation of millimeter wave frequencies also allows these frequencies to be re-used after relatively short distances. As a result, millimeter wave radios are particularly well-suited to provide wireless transmission over short- to medium-distances, especially in areas of dense usage.



     The following diagram illustrates one possible application for millimeter wave radios within a mobile telecommunications network:


LOGO


     The following diagram illustrates one possible application for millimeter wave radios within a local loop network:


LOGO

     As millimeter wave radios have become an increasingly critical component of telecommunications networks, service providers have focused on the quality and lifetime ownership cost of these systems. Thus, service providers now demand more reliable millimeter wave radios in order to reduce costly service interruptions resulting from the failure of critical links within their telecommunications networks. Due to increased sensitivity to aesthetic concerns, congestion in urban environments and use of wireless systems in developing countries, base stations are becoming smaller and are being placed in less suitable locations. As a result, service providers now seek radio systems which are smaller and which perform reliably under adverse conditions. In addition, larger and more complex telecommunications networks require millimeter wave radios which can be easily integrated with other parts of the network, avoiding the need for multiple network management systems. Moreover, the need to rapidly deploy and upgrade networks requires millimeter wave radios which can be easily installed without sophisticated tools or special skills, and which can be easily and quickly reconfigured or field upgraded.


INNOVA SOLUTION


     Innova's millimeter wave radio systems are reliable, intelligent, feature-rich and easy to install, maintain and upgrade. The Company's XP4 radio systems have been selected for deployment by major systems integrators and new service providers since their introduction in 1996. The Company believes its products provide the following benefits:



     Reliability. The Company develops and manufactures radio systems capable of performing reliably under extreme temperatures. The Company believes the low parts count, low power consumption and high tolerance to temperature extremes of its XP4 radio systems make them inherently more reliable than competing products. In addition, the all-digital communications interface between the XP4 radio systems' Indoor Unit and Outdoor Unit provides greater immunity to electromagnetic and radio-frequency-induced interference.



     Ease of Installation and Maintenance. The lightweight XP4 can be easily installed by a single technician without a PC, additional software, specialized tools or test equipment. The comprehensive embedded software program facilitates accurate installation by alerting the installer to configuration mistakes with blinking LEDs. The diagnostic features of the embedded software platform simplify maintenance by permitting field technicians to determine proper operation of an installed terminal without disconnecting the radio unit from the antenna. The XP4 software platform allows control of the entire radio link from either end of the link, or from a single remote location. In addition, the SNMP interface allows operation of the entire system from a central, common network management center. XP4 radio systems also feature a high degree of modular commonality across frequency bands and data rates. This common architecture reduces spare parts inventory and training costs.



     Adaptability. The Company believes it is the first to provide millimeter wave radio systems which provide an open network management capability, thereby facilitating inclusion of the systems into a variety of telecommunications networks. Innova's compact XP4 radio systems are designed to occupy less space and are well-suited to operate in various settings where small size and resistance to temperature extremes are necessary. The high immunity to interference provided by the digital communications link between the IDU and the ODU also allows the XP4 to be deployed in less suitable sites currently prevalent in developing countries and congested urban areas.



     Ease of Reconfiguration and Upgradeability. Common hardware and a common software platform across all XP4 radio systems facilitate integration into network management systems and provide remote reconfiguration and upgrade capabilities. The comprehensive embedded software platform common to all of Innova's XP4 radio systems allows network operators to download new code into the radio units without interrupting traffic or upgrading each unit on site. The ability to easily reconfigure and upgrade the XP4 systems allow service providers to enhance and expand their networks without having to replace installed XP4s.

INNOVA STRATEGY

     Innova's objective is to be a leading provider of digital millimeter wave radios. Innova intends to address the needs of major systems integrators using millimeter wave radios for wireless connectivity solutions in mobile and local loop networks, including broadband capability. Innova's strategy includes the following key elements:


     Continue To Focus on Millimeter Wave Radio Market. The Company intends to continue to focus its product development efforts on new and existing point-to-point millimeter wave radios, and to maintain its competitive advantage by continuing to focus its development efforts on small, lightweight systems which perform reliably at extreme temperatures and can be produced, installed and maintained on a cost-effective basis. The Company believes it was the first to provide millimeter wave radio systems with a SNMP-compliant architecture, and that it was the first to develop, produce and deliver 24 GHz equipment for use in the U.S. market in response to allocation of 24 GHz spectrum by the FCC. The Company intends to further expand the frequency range and traffic capacity of its systems, and is in the process of developing prototypes of possible products designed for new applications and upgrades of several of the existing products.



     Expand Distribution Through Strategic Relationships. The Company intends to expand the geographic coverage and increase the market penetration of its products by strengthening existing, and establishing new, strategic relationships with major systems integrators with strong regional presences throughout the world. The Company believes that the cost-effective architecture of its products provides a competitive advantage in developing relationships with major systems integrators. The Company intends to focus on further reducing the cost of its radio systems to maintain that advantage. The Company also believes its relationships with major systems integrators will become increasingly important as service providers more often rely on third parties to supply and build their network infrastructure. The Company believes the ability of many major systems integrators to offer financing on larger projects, and supply complementary products and services necessary to build telecommunications networks, facilitates sales of the Company's products.



     Leverage System Architecture. The Company intends to leverage its system architecture to realize efficiencies in its product design, assembly and test processes. The Company believes these attributes will enable the Company to be first to market with new, reliable products that are cost-effective and meet the evolving demands of systems integrators and service providers. The Company plans to continue to design its system architecture to minimize the number of components in each system and to maximize the use of common components across the full range of the Company's products. The Company believes its use of common modules, components and a common software platform facilitates product enhancement and new product development by reducing the number of components that need to be re-engineered.



     Simplify Product Assembly and Test Processes. The Company continually seeks to refine and simplify its product design and assembly, calibration and test processes, which are the most significant components of production cost. The Company believes its rigorous testing processes, including operation of radio systems at extreme temperatures and use of proprietary software and test stations, provide a significant competitive advantage. The Company intends to continue to develop software that increases automation and process reliability and improves productivity. The Company also believes that increased automation could allow it to reduce dependence on skilled labor and enable it to establish additional manufacturing facilities in developing markets to increase market opportunity.


PRODUCTS

     The Company's radio systems are designed to operate in millimeter wave bands used for the transmission of voice, data and video traffic over short- to medium- distances. The Company's XP4 products are based on a common system architecture and are software configurable. The Company's XP4 systems operate at data rates up to and including 4E1 and 4T1, and have been certified for use in the Czech Republic, France, Germany, Mexico, Slovakia, the U.K. and the U.S.

     The following table provides transmission distances and the number of access lines offered by the 13 GHz, 18 GHz, 23 GHz, 24 GHz, 26 GHz and 38 GHz systems currently being marketed by the Company.


                                XP4 PRODUCT LINE


                    NUMBER OF ACCESS LINES
                 -----------------------------
FREQUENCY IN     2E1/4E1 AND        4T1 OR          OPERATIONAL
    GHZ          4E1/8E1(1)       4T1/8T1(1)       RANGE IN MILES
------------     -----------     -------------     --------------
   13                Yes              Yes                 15
   15                Yes              Yes                 15
   18                Yes              Yes                 10
   23                Yes              Yes                  6
   24                 No              Yes                  5
   26                Yes               No                  5
   38                Yes              Yes                  3


---------------


(1) The Company expects that the 8E1 and 8T1 configurations will be available for volume shipments during the third quarter of 1997.


     The Company's products are designed to connect to the end user's network through multiple high-capacity lines. In transmission mode, the Company's Indoor Unit accepts the customer's traffic from these multiple lines. The microprocessors in the IDU then combine the multiple signals into a single, digital signal, which is combined with data used to control functions and parameters of the radio link, and digitally transmitted over a single coaxial cable to the Outdoor Unit. The frequency shift key ("FSK") modulator/demodulator, housed in the ODU, converts the digital signal into the appropriate radio frequency. The RF signal is then fed into the hybrid "transmit" module, which increases the signal to the transmitting frequency. The high-frequency, millimeter wave signal is then passed through a diplexer filter to the antenna and broadcast to the receiving unit. In receive mode, the signal is passed from the antenna through the diplexer filter to the hybrid "receive" module, where the signal is amplified and stepped down to a lower frequency. The signal is then passed through the demodulator and converted into a digital signal, before being routed down the coaxial cable to the IDU. In the IDU, the end user's traffic is separated from the system control data and delivered to multiple lines for transmission to the end user's network.


     The diagram below depicts a millimeter wave radio link. Each radio system consists of an Indoor and an Outdoor Unit which are described more fully in the following paragraphs.


                                      LOGO


     Indoor Unit. The IDU is the interface to the user's network. It is an assembly mounted indoors, or in a base station, that contains digital signal processing electronics, including line interface and digital multiplexing circuitry.

The IDU also includes the alarm and diagnostic ports, service channel and SNMP-compliant network management capability. The IDU provides for the ability to set capacity, frequency and power output of the radio link through software configuration without requiring access to the outdoor unit.


     Configuration of the Company's radio systems, including frequency selection, power output setting, capacity and link ID, along with alarm monitoring and receive signal level indications, are performed using the five-button keypad located on the front panel of the IDU, or by using a PC and the Company's proprietary XPView software interface. In contrast, many competing millimeter wave systems require mechanical adjustment and manual tuning, which involve sending maintenance personnel with test equipment to the radio's installed location. Software embedded in the Company's radio system also facilitates upgrades of system capacity, with minimal hardware changes.

     Outdoor Unit. The ODU consists of a lightweight, compact, integrated RF electronics enclosure that attaches directly to an antenna. The RF enclosure contains electronics that, when transmitting, convert, modulate and amplify the digital signal received from the IDU. Typically, the ODU is installed outdoors on a tower or rooftop. A simple latch secures the ODU to the antenna, allowing for vertical or horizontal installation, and permits removal of the ODU without tools and without affecting antenna alignment.


     Software. The Company's embedded software platform is common to all XP4 frequency bands and capacity models. It enables control of user configurable features from the five-button keypad on the IDU. The embedded software code is also compatible with the Company's custom manufacturing test and calibration software. This approach facilitates automation of the final test process by enabling adjustments to equipment parameters through software commands, rather than the traditional method of manual dip-switches or pots.



     The Company's XPView software provides a remote means of configuring the Company's radio systems, as well as providing for advanced diagnostics and maintenance capabilities, including code downloading. The optional SNMP feature is implemented via a small plug card in the IDU which provides Ethernet, RS232, and RS422 communication ports for remote link control and remote collection of status and alarm data.



     The diagram below depicts the internal system architecture of Innova's millimeter wave radio system.


                                      LOGO

SYSTEM ARCHITECTURE



     The Company's system architecture is designed to offer advantages in reliability, cost, installation and maintenance when compared to competitive systems. The Company employs a common set of modules and components for all data rates and frequencies with the exception of the transmit and receive modules and diplexer filters. This substantially simplifies the logistics of customer support, purchasing, and manufacturing. The Company incorporates the four-level FSK modulator/demodulator into the ODU, rather than including it in the IDU. The Company believes this results in a more reliable design by permitting digital communications between the IDU and ODU, thereby reducing interference from EMI or ground loop, by permitting filtering of undesirable noise and eliminating cable equalization circuitry completely. This also reduces the electronics contained in the IDU, resulting in a compact indoor unit which occupies only one rack unit mounting space in telecom cabinets or base stations.


     The Company's ODU uses advanced miniature, multifunction transmit or receive hybrid modules which provide for lower power consumption, smaller size and fewer interconnection cables or assemblies than conventional millimeter wave radio systems. In addition the Company's proprietary compact diplexer filter design eliminates the need for bulky separate transmit and receive filters and an associated circulator. This design approach results in a lighter, more compact ODU than competing systems.


     The embedded software platform reduces the number of manufacturing models by facilitating production of radio systems for use with varying frequency plans in different countries. In contrast, traditional systems require hardware variations to adjust to different frequency plans in each country. In addition, each ODU will support multiple traffic capacities without any hardware changes, as these modifications are also governed by software. Transmit power level is also controlled electronically from the IDU. As a result, no field adjustments, switch settings or other modifications are required to operate an ODU within its designated tuning range regardless of frequency plan, traffic capacity or transmitter output power. The intuitive built-in software interface permits terminal configuration without extensive training or special tests using the five-button keypad on the face of the IDU. The embedded software platform also facilitates accurate installation by alerting the installer to mistakes with blinking LEDs. Software configurability enables the provision of advanced field diagnostic tools such as RF terminal loopback. In this mode, the transmitter is tuned to the frequency of the local receiver, enabling operation of the terminal in RF loopback and verification of proper, error-free performance. In order to perform similar functions, competing systems require either the use of a bulky, external turnaround oscillator or the use of complex, internal mechanical assemblies.


CUSTOMERS


     The Company's customers consist principally of systems integrators, which incorporate XP4 radio systems into a variety of telecommunications networks to be sold to telecommunications service providers. Systems integrators may also provide engineering and installation services and project financing for service providers. These systems integrators develop the network design and provide the field effort necessary to install, commission and maintain the Company's systems. Systems integrators are extensively used by fixed and mobile service providers in Europe, Asia and developing countries. The Company also sells its products directly to service providers, principally in North America. Service providers can use the Company's products for various applications, including cellular and PCS/PCN networks, broadband communications, local loop services, and access to long distance networks. As of June 30, 1997, 76% of the Company's sales have been to systems integrators, with the remaining 24% being made directly to service providers.



     The systems integrators and service providers set forth below have each placed significant orders for XP4 radios since introduction of the product line in the quarter ended September 30, 1996. The Company has also received orders for lesser quantities, principally for use as demonstration units, from Bosch Telecom, Lucent Technologies, MAS and Mitec.



                    SYSTEMS INTEGRATORS                  SERVICE PROVIDERS
                ----------------------------   -------------------------------------
                Ericsson                       Alestra (Mexico)
                NERA                           Associated Communications (U.S.)
                Nortel                         Avantel (Mexico)
                SAT                            Bachow Communications (U.S.)
                Simtel                         Bouygues Telecom (France)(1)
                                               Globtel (Slovakia)(1)
                                               Iusacel (Mexico)
                                               PacBell Mobile Services (U.S.)
                                               Telcel (Venezuela)(1)


---------------

(1) Indicates service providers that purchased equipment from a systems integrator.


     To date, approximately eighteen customers have accounted for all of the Company's sales of XP4 systems. Sales to Associated Communications, Bachow Communications and Nortel accounted for approximately 15%, 12% and 44% of the Company's XP4 sales, respectively, in calendar 1996. For the six months ended June 30, 1997, Associated Communications, Nortel and SAT accounted for 12%, 44% and 33%, respectively, of the Company's sales, and as of June 30, 1997, two customers, Nortel and SAT, accounted for approximately 27% and 40%, respectively, or an aggregate of 67%, of the Company's backlog scheduled for shipment in the six months subsequent to June 30, 1997. Paul Bachow, a director and greater-than-10% beneficial owner of the Company's Common Stock, is the only shareholder and the President of Bachow Communications. SAT is a greater-than-5% beneficial owner of the Company's Common Stock. See "Principal Shareholders" and "Certain Transactions." The Company has entered into agreements with SAT for exclusive distribution in France, Italy, Poland, Hungary, Andorra and Monaco and non-exclusive distribution in other countries; with NERA, for distribution principally in Asia, Latin America and parts of Europe; and with MAS for distribution principally in New Zealand and Southeast Asia. The Company has also sold a significant portion of its products to Nortel. The Company anticipates that its sales will continue to be to a relatively small group of customers, consisting principally of international systems integrators and, in North America, service providers. For the nine month fiscal period ended December 31, 1996, 50% of total sales were to a single customer in Canada, and 50% and 28% of total sales for the six months ended June 30, 1997 were to a single customer in each of Canada and France, respectively. See Note 13 to Consolidated Financial Statements.



     The Company's ability to achieve or increase its sales in the future will depend in significant part upon its ability to obtain and fulfill orders from existing and new customers and maintain relationships with and provide support to existing and new customers, its ability to manufacture systems on a timely and cost-effective basis and to meet stringent customer performance and other requirements and shipment delivery dates. As a result, any cancellation, reduction or delay in orders by, or shipments to, any customer, as a result of manufacturing difficulties or otherwise, may have a material adverse effect upon the Company's business, financial condition and results of operations. There can be no assurance that the Company's sales will continue to increase in the future or that the Company will be able to retain and support existing customers or to attract new customers.


DISTRIBUTION RELATIONSHIPS

     The Company markets its products principally to systems integrators with a strong regional presence in countries in Europe, Latin America and Asia. The Company believes these relationships are a critical component of its ability to include its systems in major network buildout projects. To date, the Company has entered into agreements with NERA and SAT as well as other system integrators.


     NERA Arrangements. NERA ASA has entered into an OEM Purchase and Limited Licensing Agreement with the Company (the "NERA Agreement") to purchase at least $5 million of XP4 product kits and components prior to May 30, 1998. The NERA Agreement authorizes NERA and its affiliated companies to purchase products from the Company on most-favored-customer pricing and terms and to distribute such products on a non-exclusive basis in all countries other than France, Hungary, Poland, Italy, Monaco and Andorra (collectively, the "SAT Territories"), where sales by NERA are to be coordinated with SAT on a case-by-case basis. Under the NERA Agreement, the Company and NERA have committed to cooperative development of certain new XP4 products and features, and the Company has granted NERA certain design approval rights, as well as testing rights on XP4 kits purchased from the Company. The Company has also granted NERA a royalty-free right to manufacture and test XP4 indoor units solely for sale with the Company's outdoor units; and a royalty-bearing right to use the Company's designs and technologies for the purpose of manufacturing XP4 products, effective only upon the occurrence of one of the following restrictive conditions: (i) the failure of the Company to timely deliver products for over two months, (ii) the bankruptcy, termination of business or dissolution of the Company, or (iii) the termination of manufacturing and promotion by the Company of XP4 products under the NERA Agreement. The NERA Agreement provides for the Company to pay penalties for late delivery, to the extent NERA is obligated to make penalty payments to its customers due to the late delivery. The NERA Agreement has a five-year term expiring May 30, 2002, at which time all distribution, manufacturing and other rights will terminate. However, the Company's warranty, maintenance and repair obligations survive termination. NERA is obligated, during the term of the agreement and for a two-year period following its termination, not to develop, manufacture or sell any product based on the Company's products or technologies. The Company also is considering outsourcing some circuit board assembly to NERA's Singapore facility.



     SAT Arrangements. The Company has entered into a Cooperation Agreement with SAT under which it has granted distribution rights to SAT for its XP4 products, including exclusive rights in the SAT Territories and non-exclusive rights in all other countries except in North America, Australia and New Zealand. The Cooperation Agreement prohibits the Company from selling XP4 products directly or indirectly in any of the SAT Territories. The Cooperation Agreement also grants distribution rights to the Company with respect to certain SAT products; assures each of the parties most-favored-customer pricing and terms; specifies the maximum production capacity required to be allocated to SAT by the Company; assures SAT access to the Company's supply relationships for custom design parts and components, on comparable commercial terms; grants SAT the right to advertise the XP4 products as its own; and provides for cooperation in the development of certain features of the Company's XP4 product line, and sharing of technical data on an ongoing basis, subject to confidentiality and other restrictions on use.



     The Cooperation Agreement also grants SAT a right to immediate use of the Company's XP4 designs and technologies for the purpose of developing and manufacturing (i) any product below 15 GHz within the SAT Territories and (ii) certain products above 15 GHz, subject to limitations as to the place of manufacture and, in certain cases, to quantity limitations. SAT is also granted additional rights to use the Company's designs and technologies for the purpose of manufacturing certain other XP4 products, subject to limitations as to the place of manufacture but without quantity limitations. These additional rights are effective only upon the occurrence of certain failures by the Company to perform certain obligations under the Cooperation Agreement, such as failure of the Company to timely deliver a minimum percentage of products for over three months, discontinuation of manufacture of products, wrongful rejection of purchase orders or failure to afford SAT "most favored customer" terms. In any such case, the Company's failure must involve at least $100,000 of products. SAT is required to pay specified royalties to the Company on products manufactured pursuant to both its conditional and unconditional rights. The Cooperation Agreement has an initial term of 5 years, expiring October 31, 2001, but is automatically renewed for successive five-year terms unless terminated by either party with one year's notice. Upon expiration of the initial term or upon termination of the Cooperation Agreement due to an uncured material breach by the Company, all manufacturing rights which are at that time effective will become irrevocable and fully paid, and SAT will thereafter be entitled to manufacture certain XP4 products free of any royalties or other compensation to the Company.



     In conjunction with the Cooperation Agreement, the Company and SAT have also entered into a Master Purchase Agreement which includes confidential conditional commitments by SAT to purchase a fixed number of XP4 products in various frequencies and configurations from the Company within an initial specified period, and to purchase a specified dollar amount of XP4 products within a subsequent specified period. The Master Purchase Agreement contains other provisions regarding product acceptance testing procedures applicable to SAT's purchase commitment. See "Certain Transactions -- XP4 Product Arrangements."


RESEARCH AND DEVELOPMENT


     The Company has an ongoing research and development program to enhance its existing products and to introduce new products. The Company invested approximately $4.5 million and $1.9 million in the fiscal years ended

March 31, 1996 and 1995, respectively, and $3 million in the nine month fiscal period ended December 31, 1996 in research and development efforts. Research and development expense decreased to $2.2 million for the six months ended June 30, 1997 as compared to $2.4 million for the six months ended June 30, 1996. This decrease was due primarily to savings realized upon transfering research and development functions from consultants to Company employees. The Company expects to continue to invest significant resources in product research and development.



     The Company's research and development efforts focus on using existing product architectures and technology to maintain commonality and minimize time-to-market for new products and enhancements. The Company's research and development efforts are currently focused on developing additional models of the Company's XP4 product line to address higher capacity applications and greater modulation efficiency, and on leveraging the Company's temperature resistant technology to develop a low-cost, all-outdoor radio, and the Company has developed prototypes of these products. The common architecture of the Company's XP4 products, by limiting the number of new components needed to develop products or new frequencies, also allows the Company to react quickly to changing regulatory environments. The Company was the first manufacturer to develop and ship radios operating in the 24 GHz range in response to the recent licensing of the 24 GHz spectrum in the U.S. The Company's research and development efforts continually strive to enhance software features contained in its products, and to develop products which can be manufactured in a simple and cost-effective manner.



     The wireless communications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in customer requirements and evolving industry standards. To be competitive, the Company must successfully develop, introduce and sell new products or product enhancements that respond to changing customer requirements on a timely and cost-effective basis. Any success of the Company in developing new and enhanced products will depend on a variety of factors including: timely and efficient completion of system design; timely and efficient implementation of assembly, calibration, and test processes; development and completion of related software; the reliability, cost and quality of its products; market acceptance; and development and introduction of competitive products by competitors. The Company has experienced and may experience delays from time to time in completing development and introduction of new products. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or product enhancements. The inability of the Company to introduce in a timely manner new products or product enhancements that contribute to sales could have a material adverse effect on the Company's business, financial condition and results of operations.


MANUFACTURING


     The Company performs final assembly and test, quality assurance, packaging and shipping at its facility in Seattle, Washington. The Company purchases all of the circuit boards, integrated circuits and other components used in its products from third-party suppliers. The Company inspects these components for quality, groups the components into kits by production order and ships the kits to its subcontractors for initial assembly. As a result of the use of common components across the full range of XP4 products, the Company's manufacturing process is flexible and can accommodate significant changes in the frequency or data rate of radios produced on a daily basis. This flexibility also reduces the Company's need to maintain a large inventory of finished goods, as radios may be produced to meet specific customer requirements without the need for significant lead times, setup costs or changes to the manufacturing process.



     The Company designs its products to provide a high degree of reliability. The Company inspects and tests its products during the assembly process and tests finished products using internally developed procedures. The Company believes its testing procedures at extreme temperatures are among the most rigorous in the industry. The Company's quality inspection and testing also include "burn-in" procedures throughout the assembly process to ensure the quality and reliability of the Company's products. The Company has extensively invested in computerized test stations reducing dependency on skilled labor and facilitating a gradual increase in capacity. The Company believes that its practice of conducting all testing and calibration internally has contributed to the reliability of its products. To date, the Company's installed base of XP4 radio systems have achieved a field failure rate of less than 2%. The Company believes that this reliability is the result of its quality assurance procedures. The Company received ISO 9001 certification in May 1996.

     Certain parts incorporated in the Company's products are only available from a single source, including the field programmable gate arrays supplied by Xylinx, MMICs and hybrids of certain frequencies supplied by Hewlett-Packard, saw filters supplied by Sawtek, microprocessors supplied by Motorola and power supplies supplied by Calex and incorporated in the Company's products. Certain other parts and components used in the Company's products are available from a limited number of sources. The Company's reliance on these single source or limited source suppliers involves certain risk and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capability, quality and cost. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company may be unable to obtain such components in sufficient quantities to meet its customers' requirements. The Company has established dual sources for transmit and receive hybrids with Hewlett-Packard Company ("Hewlett-Packard"), among others, through blanket order arrangements covering estimated requirements for 1997 and 1998. The Company does not have guaranteed supply arrangements with many of its single or limited source suppliers, does not maintain an extensive inventory of parts or components and customarily purchases single or limited source parts and components pursuant to purchase orders. Business disruptions, production shortfalls or financial difficulties of a single or limited source supplier could materially and adversely impact the Company by increasing product costs, or reducing or eliminating the availability of such parts or components. In such event, the inability of the Company to establish alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its business, financial condition and results of operations.


SALES, MARKETING AND CUSTOMER SUPPORT


     Innova's sales and marketing efforts are headquartered in the Company's executive offices in Seattle, Washington. The Company has also established and staffed small sales, service and customer support facilities in Shirley, England. In addition, the Company has one sales and customer support representative in Nashua, New Hampshire and Dallas, Texas. The Company has recently opened a service and support facility in Mexico City, Mexico. The Company may increase its overseas presence by opening sales and support offices in countries not served by its distribution partners. The Company markets its products directly to service providers in North America and certain other countries. The Company believes that the contact it achieves with service providers through such direct sales provides valuable feedback on product performance and customer needs, which assists the Company in developing new and enhanced products. The Company promotes its products through participation and exhibition at trade shows in North America and through promotion of its products by its system integrators in Europe and Asia.



     The Company believes that the ability of its customer service personnel to work with systems integrators in resolving any technical problems experienced by service providers is fundamental to its success. Although system integrators are responsible for providing customer support to the service providers, the Company's technical support team must work closely with the systems integrator's support personnel to promptly and efficiently identify and resolve technical issues.



     If the Company is selected to submit a proposal or bid by a new customer, the Company may also be required to conduct system trials or provide units for customer approval. If system trials or testing are required and successfully completed, the Company then negotiates a contract with the customer to set technical and commercial terms of sale. The Company generally targets systems integrators that are involved in multiple projects including large quantities of radios. Once a radio system has been tested by a systems integrator, determined to meet its specification and designed into a service provider's network, further testing or contract negotiations are generally not required for successive orders from that systems integrator, substantially shortening the sales cycle. The process for sales directly to service providers by the Company is similar to the sales process for the first sale to a systems integrator, in that it may involve field trials, contract negotiation, and take from three to six months to complete.

COMPETITION


     The wireless communications market is intensely competitive. The Company's millimeter wave radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media. The principal competitive factors in this market include product performance and reliability, ability to meet delivery requirements, price, and product features. The Company believes that the relatively small size, light weight, low parts count and low power consumption of its XP4 products, together with the embedded software platform contained in those products, should allow the Company to compete favorably with its principal competitors in terms of the reliability, adaptability, upgradeability and ease of installation of its products. The Company experiences intense competition worldwide from a number of leading telecommunications companies that offer a variety of competitive products and broader telecommunications product lines, including Alcatel Network Systems, California Microwave, Inc., Digital Microwave Corporation, Ericsson Limited, Harris Corporation -- Farinon Division, Nokia Telecommunications and P-COM, Inc., most of which have substantially greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company may also face competition in the future from new market entrants offering competing technologies. In addition, the Company's current and prospective customers, including Nortel, and certain others which have access to the Company's technology or under some circumstances are granted the right to use the technology for purposes of manufacturing, could develop or manufacture products competitive with those that have been or may be developed by the Company. The Company's future results of operations may depend in part upon the extent to which the Company's customers elect to purchase from outside sources rather than develop and manufacture their own radio systems. There can be no assurance that such customers will rely on or expand their reliance on the Company as an external source of supply for their radio systems.



     Recently, certain of the Company's competitors have announced the introduction of competitive products, and the acquisition of other competitors and competitive technologies. Within the near future, the Company expects its competitors to continue to improve the performance and lower the price of their current products, and to introduce new products or new technologies that provide added functionality and other features that may or may not be comparable to the Company's products, which could cause a significant decline in sales or loss of market acceptance of the Company's systems, or render the Company's systems or technologies obsolete or noncompetitive. The Company expects to continue to experience significant price competition that may materially adversely affect its gross margins and its business, financial condition and results of operations. The Company believes that to be competitive, it will continue to be required to expend significant resources on, among other items, new product development, and product enhancement and cost reduction. There can be no assurance that the Company will be able to compete successfully.


GOVERNMENT REGULATION


     Radio communications are subject to extensive regulation by foreign and U.S. laws and international treaties. The Company's systems must conform to a variety of international and domestic requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. In order for the Company's radios to be used in a foreign jurisdiction, regulatory approval for its systems must be obtained and end users must comply with such regulations. Regulatory bodies worldwide are continuing the process of adopting new standards for wireless communication products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The Company's arrangements with its distributors generally provide for the distributor to obtain the regulatory approvals applicable to use of the Company's products in the countries into which they are sold by the distributors. The Company believes that its XP4 products currently comply with all applicable U.S. and foreign regulations in countries in which its sales are material, but changes in these regulations, the need to comply with regulations in additional countries in the event of sales into those countries, or a failure by the Company's distributors to obtain necessary approvals or permits in connection with sales to service providers in a country could require the Company to change the features of its radio systems and thereby incur substantial costs and experience delays in radio system installation or operations by systems integrators or service providers in countries in which its sales are material. Failure of the Company's radio systems to comply with current or future regulations could result in delay, suspension or cessation of radio systems installation or operations by systems integrators or service providers. Such regulations could require the Company to change the features of its radio systems and incur substantial costs and experience delays to comply with such time-consuming regulations. Equipment to support new services can be marketed only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. To the extent systems integrators or service providers are delayed in deploying these systems, the Company could experience delays in orders. These delays could have a material adverse effect on the Company's business, financial condition and results of operations.



     The regulatory environment in which the Company operates is subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting network deployment efforts by the Company's customers or end users, making current systems obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming.



INTELLECTUAL PROPERTY



     The Company relies on technological innovations, trade secrets and expertise to develop and maintain its competitive position, and upon confidentiality procedures, common law remedies and contractual provisions to protect its proprietary rights. The Company does not hold any patents regarding the technology and expertise involved in the assembly, calibration and testing of its XP4 products. The Company has applied for patents on various elements of its radio systems. There can be no assurance, however, that such pending patent applications will ultimately issue as patents or, if patents do issue, that the claims allowed will be sufficiently broad to protect the Company's proprietary rights or provide any competitive advantage. In addition, there can be no assurance that issued patents or pending applications will not be challenged or circumvented by competitors, or that rights granted will provide any competitive advantage to the Company. The Company's agreements with its distributors generally contain non-competition and non-disclosure provisions prohibiting the distributor from manufacturing products based on the Company's designs for the term of the agreement and for a short period thereafter. In general, the Company has not entered into non-competition agreements with its management and other employees or into confidentiality and non-disclosure agreements with system integrators or service providers. Furthermore, it is likely that the Company's competitors can obtain samples of the Company's products and, through reverse engineering, obtain access to proprietary knowledge regarding the Company's product designs.



     The Company's success will depend in part on its ability to protect its technology and preserve its trade secrets through common law and contractual restrictions. There can be no assurance that the trade secrecy or other measures taken by the Company will be adequate to prevent misappropriation of its technology, or that competitors will not be able to independently develop technologies having similar or better functions or performance characteristics. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S. There can be no assurance that the Company will have adequate legal remedy to prevent or seek redress for future unauthorized misappropriation of the Company's technology.


     The telecommunications industry is characterized by rapid technological change, with frequent introductions of new products and technologies. As a result, industry participants often find it necessary to develop products and features similar to those introduced by others, increasing the risk that their products and processes may give rise to claims that they infringe the patents of others. Accordingly, the Company's current and future products and processes, or uses thereof, may conflict with patents that have been granted or may be granted to competitors or others. Such competitors or others could bring legal actions against the Company or its customers, claiming damages and seeking to enjoin manufacturing, marketing or use of the affected product or processes. Similarly, the Company may in the future find it necessary to commence litigation in order to enforce and protect its proprietary rights. If the Company becomes involved in any such litigation, it could consume a substantial portion of the Company's resources and result in a significant diversion of management attention. If the outcome of any such litigation were adverse to the Company or its customers, its business, financial condition and results of operations could be materially adversely affected. In addition to any potential liability for damages, the Company or its customers could be enjoined from continuing to manufacture, market or use the affected product or process, and could be required to obtain a license in order to continue such manufacture, marketing or use. There can be no assurance that the Company or its customers would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all.

EMPLOYEES


     As of June 30, 1997, the Company employed 138 full-time and temporary employees. None of the Company's employees is represented by a collective bargaining agreement. The Company's future performance will depend in large measure on its ability to attract and retain highly skilled employees. The Company has never experienced a work stoppage and believes its relationship with its employees to be good.


FACILITIES


     The Company's corporate offices and research, development and manufacturing facilities are located in Seattle, Washington, in two leased buildings aggregating approximately 60,000 square feet. The Company also leases 2,200 square feet of office space in Shirley, England. The Company believes its facilities are adequate to meet its needs for the next 12 months.


BACKLOG


     The Company's backlog was approximately $11.6 million as of June 30, 1997. The Company includes in backlog only customer commitments for which it has received signed purchase orders and assigned shipment dates within the following 180 days. The Company's experience has been that customers generally request shipment within 60 days of their order date. Customer orders have exceeded the Company's ability to manufacture radio systems. The Company intends to increase its manufacturing capacity and believes that backlog will decrease, as a percentage of sales, as the Company becomes able to fill orders on a more timely basis. Moreover, substantially all of the product orders comprising the Company's backlog scheduled for shipment in the next six months can be canceled with limited or no penalties at any time before shipment. Thus, backlog may not result in revenues or, as of any particular date, be a reliable indicator of sales for any future period.



LEGAL PROCEEDINGS



     The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

     The members of the Board of Directors, executive officers and other key employees of the Company are as follows:


                   NAME                 AGE                    POSITION
    ----------------------------------  ---   -------------------------------------------
                                              President, Chief Executive Officer and
    Jean-Francois Grenon..............  41    Director
    V. Frank Mendicino(1).............  58    Chairman of the Board of Directors
                                              Executive Vice President -- Sales and
    Colin J.R. Pallemaerts............  67    Marketing
    Barbara J. Williams...............  53    Chief Operating Officer
    John M. Hemingway.................  50    Secretary and Chief Financial Officer
    Randy J. Karr.....................  40... Vice President -- Manufacturing
    Paul H. Lemson....................  50... Director of Engineering
    Patric W. McDonald................  59    Chief Technical Officer
    William J. Meighan................  50    Director of Quality Assurance
    Paul S. Bachow(1).................  46    Director
    Frances N. Janis(2)...............  38    Director
    Harold O. Shattuck(1)(2)..........  60    Director
    Bernard D. Tarr, Jr.(2)...........  37    Director



---------------


(1) Member of the Compensation Committee
(2) Member of the Audit Committee

EXECUTIVE OFFICERS AND DIRECTORS


     JEAN-FRANCOIS GRENON joined the Company in February 1996 as its President and Chief Executive Officer, and has served as a Director of the Company since June 1996. From March 1994 to December 1995, Mr. Grenon served as President of Microwave Radio Corporation, Digital Radio Group, a division of California Microwave Radio that he helped found, which develops and manufactures digital millimeter wave radios. From April 1990 to March 1994, Mr. Grenon served as Vice President and General Manager of Microwave Radio Corporation, a developer of microwave radio transmission equipment. Mr. Grenon holds an MBA from Harvard Business School and a BSEE from Ecole Polytechnique, Universite de Montreal.



     V. FRANK MENDICINO has served as a Director of the Company since July 1989 and as its Chairman since February 1992. Since 1983, Mr. Mendicino has served as a General Partner of Woodside Fund, Woodside Fund II and Woodside Fund III, each of which is a private investment fund. He has also served as a director of over 15 private companies.



     COLIN J.R. PALLEMAERTS joined the Company in 1992 and now serves as Executive Vice President of Sales and Marketing. From November 1991 to April 1992, Mr. Pallemaerts served as Vice President of Marketing at P-Com, a manufacturer of millimeter wave radio equipment. From January 1989 through November 1991, he served as Vice President International Marketing for Digital Microwave Corporation, a leading manufacturer of digital microwave systems. Mr. Pallemaerts holds a Higher National Certificate in Electrical Engineering from the Mid Essex Technical College and is a Graduate Member of the British Institute of Electrical Engineers, a BSEE equivalent.



     BARBARA J. WILLIAMS has served as the Company's Chief Operating Officer since November 1995. From May 1995 to November 1995, she served as the XP4 Project Manager and from November 1994 to May 1995 as the Company's Manufacturing Information Systems Manager. From June 1984 to November 1994, she held various product manager positions at Hewlett-Packard, an electronics manufacturer, including (i) Project Manager of Research and Development, (ii) Manager of Customer Support, Surface Mount Technology Center and (iii) Production Manager, Surface Mount Technology Center. Ms. Williams holds a Ph.D. in Biostatistics from the University of Washington, an M.S. in Mathematics from the University of Alaska and a B.A. in Microbiology from the University of Missouri.


     JOHN M. HEMINGWAY has served as the Company's Secretary and Chief Financial Officer since joining the Company in June 1991. From September 1988 to December 1990, Mr. Hemingway served as a consultant to Disenos Industriales Plasticus, a manufacturer of video cassettes and similar products located in Mexico and a wholly-owned subsidiary of Grupo Televisa. From April 1978 to September 1988, Mr. Hemingway served as Chief Financial Officer and a director of Shape, Inc., a manufacturer of audio and video cassettes, computer tape and diskettes, compact disks and automatic assembly equipment. Mr. Hemingway holds a B.A. degree from Yale University in Latin American Studies and an M.B.A. from Dartmouth College. He is a Certified Public Accountant.


     RANDY J. KARR has served as Vice President-Manufacturing of the Company since January 1997. He joined the Company as Director of Manufacturing in December 1995. From December 1992 to December 1995, Mr. Karr served as Director of Operations for MRC-Digital, a position he held since the inception of MRC-Digital in 1992. From August 1982 to December 1992, Mr. Karr managed the design and development of the Micro-Beam broad-band microwave link business at Channel Master, a division of AVNET Corporation, a distributor of electronic components. Mr. Karr holds a BSEE from Missouri State University.


     PAUL S. BACHOW has served as a Director of the Company since January 1993. He has been President of Bachow & Associates, Inc. ("Bachow & Associates"), since its formation in December 1989. Mr. Bachow also acts as President of the General Partner of each of Paul S. Bachow Co-Investment Fund, L.P., and Bachow Investment Partners III, L.P. Mr. Bachow serves as a director of Deb Shops, Inc., a publicly traded company in the women's clothing business, Anadigics, Inc., a publicly traded manufacturer of gallium arsenide chips for use in a broad array of communications devices, and several private companies. He has a B.A. from American University, a J.D. from Rutgers University and a Masters Degree in tax law from New York University, and is a C.P.A.

     FRANCES N. JANIS has served as a Director of the Company since April 1996. Since February 1994, Ms. Janis has been the Executive Vice President of Pomona Partners Inc., which is the General Partner of Pomona Capital II, L.P., where she is responsible for making direct investments in private companies and purchasing limited partnership interests in Venture Capital/Leveraged Buyout funds. From 1983 to 1994 she served as General Partner in Hambro International Venture Fund II, a private investment firm, where Ms. Janis' responsibilities included investing in early-stage private companies.

     HAROLD O. SHATTUCK has served as a Director of the Company since February 1992. Since May 1991, he has been President of MC Tecinvest Inc., a consulting company specializing in operations, executive consulting and financial advising to early- and growth-stage companies in the computer, software and communications industries. In that capacity, he has advised such clients as Xerox Venture Capital and MC Partners I and II, offshore funds investing in U.S. venture capital funds.

     BERNARD D. TARR, JR. has served as a Director of the Company since February 1995. Since April 1997, Mr. Tarr has served as a Managing Director of Arete Ventures, Inc. and as a Managing Director of Arete Ventures, LLC. From September 1990 to April 1997 he served as a Vice President of Arete Ventures, Inc. Arete Ventures, Inc. is the Managing Partner of the UVCC Funds. Arete Ventures, LLC is the Managing Member of the Utility Competitive Advantage Fund, LLC, which invests in private telecommunications, information technology and customer service companies.

     Directors of the Company serve one-year terms or until their successors have been elected and qualified. Officers are elected annually and serve at the discretion of the Board of Directors, subject to the terms of any employment agreements with the Company.

     The Board of Directors has a standing Audit Committee and Compensation Committee. The Audit Committee, currently composed of Messrs. Tarr and Shattuck, and Ms. Janis, reviews the Company's internal accounting procedures and consults with and reviews the services provided by the Company's independent accountants. The Compensation Committee, currently composed of Messrs. Bachow, Mendicino and Shattuck, reviews and makes recommendations to the full Board of Directors with respect to the compensation and benefits to be provided to the Company's officers and directors and general policy matters relating to employee compensation and benefits.

OTHER KEY EMPLOYEES

     PAUL H. LEMSON joined the Company in January 1997 as Director of Engineering. From March 1995 to October 1996, he served as Engineering Manager and then Senior Scientist at AT&T Wireless Services, Inc. (formerly McCaw Cellular), a provider of cellular telephone services, where he supervised RF and digital hardware engineers, realtime embedded software engineers and administrative staff. From January 1989 to March 1995, Mr. Lemson served as

Senior Technologist and then as Principal Member of Technical Staff at Southwestern Bell Technology Resources, Inc., a technology development subsidiary of the Southwestern Bell family of companies, where he worked in development of Southwestern Bell's technology for PCS and wireless local loop. Mr. Lemson holds a BSEE from the University of Houston.


     WILLIAM J. MEIGHAN joined the Company in May 1996 as Director of Quality Assurance. From June 1995 to May 1996 he served as a consultant to the Company while a Director at Rainday Professional Services, a consulting service specializing in ISO 9000 implementation, continuous improvement training and quality auditing services, which position he held from May 1993 to June 1995. From September 1990 to May 1993, Mr. Meighan served as Operations/Program Manager at BP Chemicals Advanced Materials Division, an aerospace composites company. Mr. Meighan holds a B.S. in Physics from the University of Washington and a M.S. in Applied Statistics from Utah State University.


     PATRIC W. MCDONALD has served as Chief Technical Officer since joining the Company in July 1991. From February 1988 to July 1991, Mr. McDonald served as Chief Executive Officer of Sierra Digital Communications Incorporated, a designer and manufacturer of digital and analog microwave communication systems, a company he co-founded. From December 1985 to February 1988, Mr. McDonald served as Engineering Manager at the Transmission Systems Division of Avantek, Inc., a designer and manufacturer of millimeter-wave digital communications equipment. He was also employed by General Electric in the Microwave Products Department for over 20 years. Mr. McDonald holds a BSEE from the University of Evansville.

DIRECTOR COMPENSATION

     All directors of the Company are reimbursed for out-of-pocket expenses incurred attending meetings of the Board of Directors.


     The Board of Directors granted Mr. Shattuck, as compensation for his service as a director during 1996, (i) $1,000 in cash for each regularly scheduled Board meeting attended and (ii) options to purchase 1,420 shares of Common Stock, with an exercise price of $1.968 per share and, as compensation for his service as a director during 1997, $1,000 in cash for each regularly scheduled Board meeting attended, and options to purchase 1,736 shares of Common Stock, with an exercise price of $2.88 per share of Common Stock.



     The Company's Director Stock Option Plan (the "Director Plan") was adopted in June 1997. In connection with the adoption of the Director Plan, each non-employee director received options to purchase up to 10,000 shares of Common Stock (other than Mr. Shattuck, whose option was reduced to reflect the option previously granted for service in 1997, as reflected above) resulting in the grant of options covering an aggregate of 48,263 shares of Common Stock. These options vested on the date of grant and had an exercise price of $9.84 per share, which was determined by the Board of Directors to be not less than the fair market value of the Common Stock on the date of grant. The Director Plan provides for additional grants to non-employee directors of options to purchase 4,000 shares of Common Stock commencing on January 1, 1998 and thereafter at each annual shareholder's meeting, commencing in 1999. The exercise price of options granted under the Director Plan is determined by a formula based on the trading price of the Common Stock for the 20 trading days preceding the grant. One quarter of the options granted vest after one year, with the remainder vesting in 36 equal monthly increments. Unvested options under the Director Plan expire upon termination of service other than by death, or disability, to the extent not exercised. The options are granted automatically without further action from the Board of Directors, except to the extent necessary to determine the fair market value of the Common Stock on the date of grant.

EXECUTIVE COMPENSATION

     Compensation Summary. The following table sets forth information regarding compensation earned during calendar 1996 by the Chief Executive Officer and the four next most highly compensated executive officers during that year (the "named executive officers").

                           SUMMARY COMPENSATION TABLE


                                                                  Long-term Compensation
                                                                          Awards
                                                        -------------------------------------------
                                                               ANNUAL
                                                          COMPENSATION(1)
                                                        --------------------         SECURITIES
            NAME AND PRINCIPAL POSITION                  SALARY       BONUS      UNDERLYING OPTIONS
----------------------------------------------------    --------     -------     ------------------
Jean-Francois Grenon................................    $131,539(2)  $10,000           611,750
  President, Chief Executive Officer, and Director
Colin J.R. Pallemaerts..............................     137,198          --            67,198
  Executive Vice President -- Sales and Marketing
Barbara J. Williams.................................     119,246          --            90,294
  Chief Operating Officer
John M. Hemingway...................................     117,692          --            62,318
  Secretary and Chief Financial Officer
Randy J. Karr.......................................      88,561      20,000            89,702
  Vice President -- Manufacturing


---------------


(1) In 1996, the Board of Directors of the Company changed the fiscal year end from March 31 to December 31. Fiscal year 1996 commenced on April 1, 1996 and ended December 31, 1996. Amounts reported are for the twelve months ended December 31, 1996.



(2) Mr. Grenon commenced service for the Company in February, 1996.


     Option Grants. The following table shows information concerning stock options granted to the named executive officers in calendar 1996.

                  OPTION GRANTS DURING THE CALENDAR YEAR 1996

                                         INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE
                             ------------------------------------------                VALUE AT ASSUMED ANNUAL
                              NUMBER OF                                                  RATES OF STOCK PRICE
                             SECURITIES       % OF TOTAL                               APPRECIATION FOR OPTION
                             UNDERLYING    OPTIONS GRANTED    EXERCISE                         TERM(3)
                               OPTIONS     TO EMPLOYEES IN    PRICE(2)    EXPIRATION   ------------------------
           NAME              GRANTED(1)     CALENDAR YEAR     ($/SHARE)      DATE          5%           10%
---------------------------  -----------   ----------------   ---------   -----------  -----------  -----------
Jean-Francois Grenon.......    611,750           58.7           1.968       2/20/2016   $1,990,445   $6,895,475
Colin J.R. Pallemaerts.....     67,198            6.5           1.968      12/17/2016      218,641      757,437
John M. Hemingway..........     62,318            6.0           1.968      12/17/2016      202,763      702,431
Barbara J. Williams........     90,294            8.7           1.968      12/17/2016      293,789    1,017,767
Randy J. Karr..............     89,702            8.6           1.968      12/17/2016      291,862    1,011,096

---------------


(1) The options vest as to 25% of the shares on the first anniversary of the date of grant, with the remaining shares vesting ratably over the next 36 months. One half of the options were subject to performance vesting criteria when granted, but were amended in 1997 to provide for vesting over time.

(2) The exercise price of each option was not less than the estimated fair value of the Common Stock on the date of grant.
(3) Based upon the estimated fair value of the Common Stock on the date of grant and assumed appreciation over the term of the options at the respective annual rates of stock appreciation shown. Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company and overall market conditions. The actual value realized may be greater or less than the potential realizable value set forth in the table.

     Year-End Option Values. None of the named executive officers exercised any stock options during calendar year 1996. The following table sets forth certain information regarding the number and value of unexercised options held by the named executive officers at December 31, 1996.

                             YEAR-END OPTION VALUES


                                               NUMBER OF SHARES UNDERLYING      VALUE OF UNEXERCISED IN-THE-
                                              UNEXERCISED OPTIONS AT FISCAL     MONEY OPTIONS AT FISCAL YEAR-
                                                       YEAR-END(1)                         END(2)
                                              -----------------------------     -----------------------------
                    NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
--------------------------------------------  -----------     -------------     -----------     -------------
Jean-Francois Grenon........................         --          611,750                --       $ 5,525,326
Colin J.R. Pallemaerts......................     44,528           79,367         $ 422,841           593,283
John M. Hemingway...........................     35,000           65,115           316,120           588,119
Barbara J. Williams.........................     10,611          114,536            95,839         1,034,489
Randy J. Karr...............................      2,604           97,514         $  23,519       $   880,746


---------------

(1) Does not include options granted in 1997.
(2) Represents the value of the shares of Common Stock subject to outstanding options, based on an assumed initial public offering price of $11.00 per share, less the aggregate option exercise price.

BENEFIT PLANS


     Stock Options. The Company's 1990 Stock Option Plan permits options to purchase up to an aggregate of 2,083,333 shares of Common Stock to be granted to employees and nonemployees of the Company. The Plan is administered by the Board of Directors, which has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or nonqualified option), the exercise price (which, in case of options granted after the effective date of the Offering, must be at least 100% of the fair market value of the Common Stock), vesting provisions, and the overall option term. At June 30, 1997, options to purchase an aggregate of 1,655,298 shares of Common Stock were outstanding under the Plan.


     401(k) Plan. The Company maintains a 401(k) plan that covers all employees who satisfy certain eligibility requirements relating to minimum age, length of service and hours worked. Under the profit sharing portion of the plan, the Company may make an annual contribution for the benefit of eligible employees in an amount determined by the Board of Directors, but no such contributions have been made to date. Under the 401(k) portion of the plan, eligible employees may make pre-tax elective contributions of up to 10% of their compensation, subject to maximum limits on contributions prescribed by law.

                              CERTAIN TRANSACTIONS


FINANCING TRANSACTIONS



     Between 1989 and June 1997, the following officers, directors and beneficial owners of 5% or more of the Company's capital stock participated in a complex series of financing transactions pursuant to which the Company issued seven series of convertible Preferred Stock (Series A, B, C, C1, D, E and F), warrants to purchase shares of Series A Preferred Stock, warrants to purchase shares of Common Stock, convertible notes, all of which were subsequently repaid or converted into one or another series of Preferred Stock, and certain other notes, all of which have been paid in full: Woodside Fund, Woodside Fund II and Woodside Fund III (the "Woodside Funds"); UVCC Fund II and UVCC II Parallel Fund, L.P. (collectively "UVCC"); Tregor Electronique, S.A. ("Tregor"), a holding company of SAT; Bachow Investment Partners III, L.P. ("Bachow Investment Partners"), Paul S. Bachow Co-Investment Fund ("Bachow Co-Investment Fund") and Paul S. Bachow ("Bachow") (collectively, the "Bachow Entities"); Pomona Capital II, L.P. ("Pomona") and Baupost Limited Partnership 1983 C-1 ("Baupost"); V. Frank Mendicino ("Medicino") and the V. Frank Mendicino Defined Benefit Pension Plan (the "Benefit Plan"); Brian Flynn, former acting CEO, and Daniel Nelson, former Vice President of Manufacturing. Under the Company's Restated Articles of Incorporation, as amended, each share of Preferred Stock outstanding at the closing of the Offering will be automatically converted into one share of Common Stock. Set forth below are descriptions of insider participation in these transactions over the past three years.



     1994 Series A Financings and Related Bridge Financings. In April 1994, the Company issued an aggregate of 338,188 shares of Series A Preferred Stock pursuant to the antidilution rights of certain holders of Series A Preferred Stock derived from the previous Series A financings, which were completed in 1989, 1990, 1992 and 1993. In this issuance, Woodside Fund and Woodside Fund II together and UVCC were issued 96,100 and 23,936 shares of Series A Preferred Stock, respectively. At approximately the same time, Woodside Fund II and Woodside Fund III and one unaffiliated investor advanced the Company an aggregate of $246,934 in exchange for non-interest bearing notes (the "1994 Woodside Notes") convertible into Series A Preferred Stock at a price of $7.9168 per share and rights to receive warrants to purchase Common Stock based on the amount invested, at an exercise price of $0.84 per share. In this transaction, Woodside Funds received $46,934 of these notes. In May 1994, the rights to receive warrants to purchase Common Stock were amended to provide the investors with the right to receive either warrants to purchase Common Stock at an exercise price of $0.84 per share or warrants to purchase Series A Preferred Stock at an exercise price of $0.84 per share. These notes were converted in May 1994 as described below. V. Frank Medicinio, the Chairman of the Company's Board of Directors is a General Partner of the Woodside Funds. Bernard D. Tarr, Jr., a member of the Company's Board of Directors, is a Managing Director of UVCC.



     In May 1994, $1,700,000 of outstanding convertible non-interest bearing notes issued in connection with the Series A Financing and the 1994 Woodside Notes (collectively, the "Series A Notes") were converted into Series A Preferred Stock at a price of $7.9168 per share, and warrants were issued to purchase a total of 462,639 shares of Series A Preferred Stock with an exercise price of $0.84 per share, to 20 investors. In this transaction, Woodside Funds and UVCC were issued shares of Series A Preferred Stock with an aggregate purchase price of $757,853 and $131,386, respectively, and warrants to purchase 177,429 and 37,540 shares of Series A Preferred Stock, respectively. In December 1994, the remaining notes issued in connection with the Series A Financing (all of which were held by unaffiliated investors) were converted into shares of Series A Preferred Stock with an aggregate purchase price of $500,000 at a price of $7.9168 per share and warrants to purchase a total of 19,338 shares of Series A Preferred Stock at an exercise price of $0.84 per share were issued to these same unaffiliated investors.



     In May 1994, the Company issued Tregor a warrant to purchase 56,378 shares of Series A Preferred Stock pursuant to the Company's contractual obligation to adjust SAT's percentage ownership of the Company to 10% in connection with the conversion of the Series A Notes. The Company no longer has such obligation.



     Each share of Series A Preferred Stock will be automatically converted into one share of Common Stock (or an aggregate of 1,574,143 shares of Common Stock) upon consummation of the Offering and all material contractual covenants by the Company in favor of the Series A Preferred Stock holders will automatically terminate, other than the registration rights described below. See "Shares Eligible for Future Sales -- Outstanding Registration Rights."

     Series B Financing. In April 1994, the Bachow Entities acquired a $1,000,000 convertible note bearing interest at 15% per annum (the "Bachow Note"). The Bachow Note, including accrued interest of $20,135, was converted into Series B. Preferred Stock at a price of $6.0850 per share in May 1994 in connection with the closing of the Series B Financing. In May 1994, the Company also issued additional shares of Series B Preferred Stock with an aggregate purchase price of $1,999,997 to the Bachow Entities at a price of $6.0850 per share along with three options to purchase additional shares of Series B Preferred Stock. In July and August of 1994, the first of the three options was fully exercised. Pursuant to the exercise, the Bachow Entities purchased shares of Series B Preferred Stock with an aggregate purchase price of $2,800,000 at a price of $6.3679 per share. The second and third options expired unexercised.



     Each of the 804,553 outstanding shares of Series B Preferred Stock will be automatically converted into one share of Common Stock upon consummation of the Offering and all material contractual covenants of the Company in favor of the Series B Preferred Stockholders will automatically terminate upon consummation of the Offering, other than the registration rights described below. See "Shares Eligible for Future Sales -- Outstanding Registration Rights."



     1994 Bridge Loan. In September 1994, Woodside Fund III loaned the Company $178,650 pursuant to a note, which has since been repaid in full. In October 1994, the Bachow Entities loaned the Company an aggregate of $500,000 evidenced by notes, payable on or before October 31, 1994 and bearing interest at the rate of 10.75% per annum, with a default interest rate of 15% per annum. These notes were exchanged for Series C Preferred Stock at a price of $6.3672 per share at the time of the Series C financing described below.



     SAT Note. In October 1994, SAT loaned the Company $300,000, which was subsequently repaid in full.



     Series C and C1 Financing. In February and April 1995, the Bachow Entities, Tregor, UVCC, Woodside Funds, purchased Series C Preferred Stock with an aggregate purchase price of $997,181, $1,495,771, $159,549 and $944,225, respectively, Common Stock with an aggregate purchase price of $2,819, $4,229, $458 and $3,669, respectively, at a purchase price of $.024 per share and received warrants to purchase 283,859 shares, 425,789 shares, 45,416 shares, and 268,784 shares, of Common Stock, respectively, at a price of $.024 per share in a financing transaction in which the Company sold Series C Preferred Stock with an aggregate purchase price of $4,229,792 at a price of $6.3672 per share, Common Stock with an aggregate purchase price of $11,957 at a price of $.024 per share, and issued warrants to purchase a total of 1,204,050 shares of Common Stock at an exercise price of $.024 per share to these persons and 13 other unaffiliated investors.



     In September and November 1995, the Company sold of Series C1 Preferred Stock with an aggregate purchase price of $2,890,428 at a price of $6.3672 per share, Common Stock with an aggregate purchase price of $8,171 at a price of $.024 per share and issued warrants to purchase a total of 680,917 shares of Common Stock with an exercise price of $.024 per share to Bachow Investment Partners, Bachow, UVCC, Woodside Funds, and 14 other unaffiliated investors. In this transaction, Bachow Investment Partners, Bachow, UVCC and Woodside Funds acquired Series C1 Preferred Stock with an aggregate purchase price of $1,520,661, $249,296, and $648,168 respectively, shares of Common Stock with an aggregate purchase price of $4,229, $705, and $1,832, respectively, and received warrants to purchase 358,239, 58,728, and 152,695 shares of Common Stock at an exercise price of $.024 per share, respectively.



     Each of the 1,120,592 outstanding shares of Series C and C1 Preferred Stock will be automatically converted into one share of Common Stock upon consummation of the offering and all contractual covenants by the Company in favor of the holders of Series C and C1 Preferred Stock will automatically terminate, other than the registration rights described below. See "Shares Eligible for Future Sales -- Outstanding Registration Rights."



     1995 Bridge Loans. From November 1995 through January 1996 Bachow Investment Partners, UVCC, Woodside Fund III, and nine other unaffiliated investors loaned the Company $1,000,000. Of this amount, Bachow Investment Partners, UVCC and Woodside Fund III advanced $491,921, $87,828, and $291,922, respectively. The notes (the "1995 Notes") received by the investors were payable on demand on or after April 1, 1996, and bore interest at a rate of 16% per annum for 90 days from the date of issuance and at the rate of 21% per annum thereafter until paid in full. The investors to whom these notes were issued were also granted rights to receive warrants to purchase Common Stock, the exercise price of which was to be the lower of $4.80 per share or 80% of the average price at which the next $20,000,000 of equity is raised by the Company. The number of warrants to be received was determined by multiplying the principle amount of the note by 50% and dividing the result by the exercise price of the warrants as determined above (the "1995 Bridge Warrants").



     1996 Bridge Loans. In March and April 1996, Bachow Investment Partners, Bachow, UVCC, Woodside Fund III, and 13 other unaffiliated persons advanced the Company an aggregate of $6,069,869 as advances in respect of possible purchases of Series D Preferred Stock. In this transaction, Bachow Investment Partners and Bachow, UVCC, and Woodside Fund III were issued notes ("Series D Notes") (all of which were subsequently converted into Series D Preferred Stock) in the principal amount of $3,543,263, $350,000, and $1,258,078, respectively. In the event the Company closed a financing at a pre-money valuation greater than $22.5 million, holders of the Series D Notes were eligible to receive warrants to purchase Common Stock with an exercise price of $.024 upon the consummation of such financing (the "1996 Bridge Warrants"). The number of shares to be covered by the 1996 Bridge Warrants was equal to the difference between the number of shares of Series D Preferred Stock issuable upon conversion of the Series D Notes, if the notes were converted at a pre-money valuation of $22.5 million, and the number of shares of Series D Preferred Stock issuable upon conversion of the Series D Notes if the Series D Financing occurred at a higher valuation.



     Series D Financing. In April 1996, substantially all of the 1995 Notes and Series D Notes were converted into shares of Series D Preferred Stock with an aggregate purchase price of $6,000,000, at a price of $3.228 per share with the balance being paid in cash. Bachow Investment Partners, Bachow, UVCC and Woodside Fund III received shares of Series D Preferred Stock with an aggregate purchase price of $4,035,184, $437,828 and $1,550,000 respectively. Upon the closing of the Series D financing, the Company issued 1995 Bridge warrants to purchase an aggregate of 193,611 shares of Common Stock at an exercise price per share of $2.5824. Bachow Investment Partners, UVCC, and Woodside Fund III received 1995 Bridge warrants to purchase 95,244, 17,004, and 56,521 shares of Common Stock, respectively. The Company also issued 1996 Bridge Warrants to purchase an aggregate of 367,082 shares of Common Stock, with Bachow Investment Partners, Bachow, UVCC and Woodside Fund III receiving 1996 Bridge Warrants to purchase 211,610, 22,960 and 81,284 shares of Common Stock, respectively.



     In the Series D Financing the Company also issued to Pomona and Baupost Series D Preferred Stock with an aggregate purchase price of $5,000,000 at a price of $3.228 per share.



     Each of the 3,717,643 shares of Series D Preferred Stock will be automatically converted into one share of Common Stock upon consummation of the offering, and all contractual covenants by the Company in favor of the holders of Series D Preferred Stock will automatically terminate, other than the registration rights described below. See "Shares Eligible for Future
Sales -- Outstanding Registration Rights."



     November 1996 Through March 1997 Bridge Financing. In November 1996 and December 1996, Bachow Investment Partners, Baupost and Pomona, Brian Flynn, UVCC and Woodside Fund III loaned the Company $572,513, $326,535, $6,507, $71,114 and $282,450 respectively, or an aggregate of $1,500,000, and received notes in exchange (the "Series E Notes"). The notes bore interest at 12% per year and were payable on demand 90 days after issuance. The Series E Notes were convertible into Series E Preferred Stock at the option of the holder 90 days from the date of issuance if not repaid by the Company prior to 91 days from the date of issuance, at a conversion price of $.1345 per share. In a second related bridge financing in March 1997, Bachow Investment Partners and Bachow advanced $1,541,395, Baupost and Pomona advanced $371,303, UVCC advanced $172,902 and Woodside Fund III advanced $686,739, or an aggregate of $3,000,000, for additional Series E Notes. $1,500,000 of the proceeds from this financing retired the notes issued in November and December and notes in the remaining $1,500,000 were converted into Series E Preferred Stock in connection with the Series E financing described below.



     Series E Financing. In March 1997 Bachow Investment Partners and Bachow, UVCC, Woodside Fund III, Pomona and Baupost converted all of their Series E Notes into shares of Series E Preferred Stock with an aggregate purchase price of $2,336,581, $287,314, $1,141,171 and $618,838, respectively, at a price of
$5.19384 per share. In this transaction the Company issued Series E Preferred Stock with an aggregate purchase price of $4,999,999.



     Each of the 962,669 shares of Series E Preferred Stock will be automatically converted into one share of Common Stock upon consummation of the Offering, and all contractual covenants by the Company in favor of the holders of Series E Preferred Stock will automatically terminate, other than the registration rights described below. See "Shares Eligible for Future
Sales -- Outstanding Registration Rights."

     1997 Bridge Loans. In May 1997, Bachow & Associates and Woodside Fund III each advanced the Company $250,000 in anticipation of the Series F Financing described below. These amounts were repaid in full at the closing of the Series F Financing.



     Series F Financing. In June 1997, the Company sold Series F Preferred Stock with an aggregate purchase price of $3,500,000 at a price per share of $6.96 to Mendicino and the Benefit Plan and 10 other unaffiliated investors. Mr. Mendicino and the Benefit Plan purchased $87,355 of Series F Preferred Stock at a price per share of $6.96.



     Each of the 502,867 shares of Series F Preferred Stock will be automatically converted into one share of Common Stock upon consummation of the Offering, and all contractual covenants by the Company in favor of the holders of Series F Preferred Stock will automatically terminate, other than the registration rights described below. See "Shares Eligible for Future
Sale -- Outstanding Registration Rights."



     Additional Note Issuances. In October and November 1994, and November 1995, the Company issued promissory notes in an aggregate amount of $470,000 to Woodside Fund III. In November and December 1994, the Company issued promissory notes in an aggregate amount of $1,300,000 to SAT. In February 1996, the Company issued a promissory note in the amount of $135,000 to Brian Flynn, who was Acting Chief Executive Officer at the time. All of these notes have been repaid in full.



MANUFACTURING AND DISTRIBUTION ARRANGEMENTS; SALES OF XP3 AND XP4 PRODUCT



     SAT. The Company has entered into several agreements with SAT concerning technical cooperation in the development of the Company's products, and the purchase, distribution and manufacture of such products by SAT, as follows:


     XP3 Product Arrangements. In October 1992, the Company entered into a Master Agreement which provided for cooperative development of certain products based on the Company's XP3 architecture, payment by SAT of $800,000 to the Company upon achievement of certain development milestones, and the granting to SAT of certain marketing and manufacturing rights as to XP3 products. In June 1993, the Company and SAT entered into an OEM Distributor Agreement pertaining to the XP3 product line (as modified by four subsequent amendments, the "XP3 OEM Agreement"), which granted SAT a right to purchase XP3 products on most-favored customer terms, and a right to distribute such products on an exclusive basis in France and certain other European countries and on a non-exclusive basis elsewhere; imposed certain limits on the Company's sales of XP3 products; granted SAT a right to manufacture XP3 products in France subject to certain conditions, limitations and royalty obligations; provided for cooperation in product development and access to component suppliers; and granted SAT a right of first refusal as to XP4 distribution and manufacturing rights in France and certain other countries. In December 1994, following a decision by the Company to concentrate development efforts on its new XP4 product architecture, the Company and SAT executed a Processor For Hire Agreement (as modified by subsequent amendments, the "Processing Agreement"), under which SAT acquired the Company's inventory of XP3 parts and work in process for approximately $2.6 million (paid for in part by satisfying approximately $1.9 million of advances made to the Company by SAT), and the Company agreed to continue manufacturing XP3 products for SAT in return for a processing fee based on the Company's actual costs of manufacturing.


     The Company's sales of XP3 products to SAT constituted substantially all of the Company's net product sales of $1,151,605 and $445,229 in the years ended March 31, 1995 and 1996, respectively, and were $3,000 and $0 in the nine month fiscal period ended December 31, 1996 and the six months ended June 30, 1997, respectively. Processing fees received by the Company from SAT under the Processing Agreement amounted to $1,206,894, $1,516,870, $53,257, and $0 in the years ended March 31, 1995 and 1996, the nine month fiscal period ended December 31, 1996, and the six months ended June 30, 1997, respectively. The Processing Agreement was terminated by mutual agreement of the parties in April 1997. On June 20, 1997, the Company and SAT agreed to terminate the Master Agreement and XP3 OEM Agreement, and SAT was granted a fully-paid, perpetual, worldwide license to manufacture, modify and otherwise exploit the XP3 technology. Having transitioned its product development, sales and marketing, and strategic focus to the XP4 product line, the Company does not believe that SAT's continuing rights as to XP3 products pose either a competitive threat or a significant impediment to the Company's ability to distribute its XP4 products through SAT.

     XP4 Product Arrangements. In November 1995, the Company and SAT entered into a Memorandum of Understanding providing for joint development of a product specification for the Company's XP4 product line, joint ownership of an XP4 interface specification subject to certain transfer limitations, efforts by both parties to develop compatible and complementary product lines, and development of a plan for purchases of products by each party from the other. This Memorandum of Understanding was terminated in June 1997. On October 31, 1996, the Company and SAT entered into a more detailed Cooperation Agreement, which provides for cooperative development of XP4 products, and grants SAT certain exclusive and nonexclusive distribution rights as to XP4 products, as well as certain unconditional and conditional limited rights to manufacture certain XP4 products. See "Risk Factors -- Risks Associated with Grants of Limited Manufacturing Rights" and "Business -- Distribution Relationships -- SAT Arrangements." Simultaneously with the Cooperation Agreement, the Company and SAT entered into a Master Purchase Agreement, which included a confidential conditional commitment by SAT to purchase a limited fixed number of XP4 products in various frequencies and configurations from the Company for an initial specified period, and thereafter a commitment to purchase a limited quantity of XP4 products corresponding to a fixed dollar amount for a specific period. The Master Purchase Agreement contains other provisions regarding product acceptance testing procedures applicable to SAT's purchase commitment. Orders satisfying SAT's purchase commitment have been placed and shipments are expected to have been completed by the fourth quarter of 1997. On June 20, 1997, the Company and SAT amended the Cooperation Agreement to expand certain of SAT's development and manufacturing rights, to modify the terms of sale between the parties, and to add a confidential conditional commitment by SAT to purchase a specified dollar amount of XP4 products within a specified period. The Company's sales of XP4 products to SAT were $3,352,000 in the six months ended June 30, 1997.



Sales to Bachow Communications



     During the fiscal period ended December 31, 1996, the Company sold XP4 radios and other equipment with an aggregate purchase price of $212,000 to Bachow Communications, Inc. Paul S. Bachow, a director of the Company, is the sole shareholder and President of Bachow Communications.



Compensation to Bachow & Associates for Acting CEO's Services.



     In May 1996, Bachow & Associates received $217,500 for the services provided by Brian Flynn, formerly a Managing Director of Bachow & Associates, who served as the acting Chief Executive Officer of the Company from January 1995 to February 1996.



Policy Concerning Transactions with Related Parties



     The Company has adopted a policy prohibiting transactions with its directors, officers or controlling shareholders or their affiliates other than those that result from competitive bidding or that a majority of the Company's disinterested directors conclude are expected to benefit the Company and are on terms no less favorable to the Company than could be obtained in arm's-length transactions with unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 8, 1997, and as adjusted to reflect the sale of shares of Common Stock in the Offering for (i) each person known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers and
(iv) all of the Company's executive officers and directors as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power with respect to the shares indicated as beneficially owned by such person.



                                                   NUMBER OF SHARES          PERCENT            PERCENT
             NAME AND ADDRESS(1)                  BENEFICIALLY OWNED     BEFORE OFFERING     AFTER OFFERING
----------------------------------------------    ------------------     ---------------     --------------
DIRECTORS, OFFICERS AND SHAREHOLDERS
Paul S. Bachow(2).............................         4,155,450               39.2%               31.7%
c/o Bachow & Associates
3 Bala Plaza, Suite 502
Bala Cynwyd, PA 19004
V. Frank Mendicino(3).........................         2,318,801               22.3                18.0
c/o Woodside Funds
4133 Mohr Avenue, Suite H
Pleasanton, CA 94566
Frances N. Janis(4)...........................         1,678,094               17.4                13.8
c/o Pomona Capital II, L.P.
780 Third Avenue, 28th Floor
New York, NY 10017-7076
Societe Anonyme de Telecommunications(5)......         1,083,402               10.7                 8.6
c/o Tregor Electronique S.A.
11 Rue Watt, B.P. 370
75626 Paris, CEDEX13
France
Bernard D. Tarr, Jr.(6).......................           584,292                5.9                 4.7
c/o Arete Ventures, Inc.
6110 Executive Blvd., Suite 1040
Rockville, MD 20852
Jean-Francois Grenon(7)(8)....................           229,404                2.3                 1.9
Harold O. Shattuck(7)(9)......................            19,277             *                   *
Colin J.R. Pallemaerts(7)(10).................            63,533             *                   *
John M. Hemingway(7)(11)......................            48,183             *                   *
Barbara J. Williams(7)(12)....................            31,514             *                   *
Randy J. Karr(7)(13)..........................            19,290             *                   *
All Directors and Executive Officers
  as a Group (10 persons)(14).................         9,147,839               76.6                63.3


---------------

 *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


 (2) Includes 2,615,090 shares held by Bachow Investment Partners III, L.P., and 277,457 shares held by Paul S. Bachow Co. - Investment Fund, L.P., both limited partnerships. Mr. Bachow is the President of the General Partner of the General Partner of each of Bachow Investment Partners and Bachow Co-Investment Fund. Also includes 89,013 shares issuable upon exercise of warrants to purchase Common Stock held by Mr. Bachow, 786,887 shares issuable upon exercise of warrants to purchase Common Shares held by Bachow Investment Partners, and 73,052 shares issuable upon exercise of warrants to purchase Common Shares held by Bachow Co-Investment Fund. Also includes options held by Mr. Bachow under the Director Plan to purchase 10,000 shares of Common Stock exercisable within 60 days of July 8, 1997.



 (3) Represents 9,000 shares held by V. Frank Mendicino Defined Benefit Pension Plan, 243,212 shares held by Woodside Fund, 130,912 shares held by Woodside Fund II, and 1,185,413 shares held by Woodside Fund III. Also represents 294,006 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Woodside Fund, 149,509 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Woodside Fund II, and 293,198 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Woodside Fund III. Mr. Mendicino is a General Partner of Woodside Funds and has shared investment power and shared voting power over such shares with the two other General Partners, Vincent M. Occhipinti and Robert E. Larson. Also includes options held by Mr. Mendicino under the Director Plan to purchase 10,000 shares of Common Stock exercisable.



 (4) Represents 1,202,529 shares held by Pomona Capital II, L.P. and 465,565 shares held by Baupost Limited Partnership 1983 C-1, both limited partnerships. Ms. Janis is Executive Vice President of Pomona Partners, Inc., the General Partner of Pomona Capital, and Executive Vice President of Pomona Management Co., Inc., attorney-in-fact of Baupost. Ms. Janis has shared investment power and shared voting power over such shares with each of (i) Michael D. Granoff, President of Pomona Partners, Inc., and Pomona Management Co., Inc., and (ii) Stephen Futrell, Treasurer of Pomona Partners, Inc., and Pomona Management Co., Inc. Also includes options held by Ms. Janis under the Director Plan to purchase 10,000 Common Stock.


 (5) Tregor Electronique S.A. is a company organized under the laws of France, and a holding company of Societe Anonyme de Telecommunications, a company organized under the laws of France.


 (6) Represents 196,322 shares held by UVCC Fund II and 196,322 shares held by UVCC II Parallel Fund, L.P. Also includes 90,824 shares issuable upon exercise of warrants to purchase shares of Common Stock held by UVCC Fund II, and 90,824 shares issuable upon exercise of warrants to purchase shares of Common Stock held by UVCC Parallel Fund. Mr. Tarr is Managing Director of Arete Ventures, the General Partner of the UVCC funds. Also includes options held by Mr. Tarr under the Director Plan to purchase 10,000 shares of Common Stock.


 (7) The address for each of these shareholders is that of the Company.


 (8) Represents options to purchase 229,404 Common Stock. Excludes options to purchase 382,346 Common Shares exercisable more than 60 days after July 8, 1997.



 (9) Includes options held by Mr. Shattuck under the Director Plan to purchase 8,263 shares of Common Stock.



(10) Represents options to purchase 63,533 shares of Common Stock. Excludes options to purchase 72,862 shares of Common Stock exercisable more than 60 days after July 8, 1997.



(11) Represents options to purchase 48,183 shares of Common Stock. Excludes options to purchase 64,432 shares of Common Stock exercisable more than 60 days after July 8, 1997.



(12) Represents options to purchase 31,514 shares of Common Stock. Excludes options to purchase 93,633 shares of Common Stock exercisable more than 60 days after July 8, 1997.



(13) Represents options to purchase 19,290 shares of Common Stock. Excludes options to purchase 80,828 shares of Common Stock exercisable more than 60 days after July 8, 1997.



(14) Includes options to purchase an aggregate of 440,187 shares of Common Stock, and an aggregate of 1,867,322 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

COMMON STOCK


     As of July 8, 1997, 9,639,006 shares of Common Stock were outstanding and were held of record by 84 shareholders. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have the right to cumulate votes with respect to elections of directors. Accordingly, holders of a majority of the shares of Common Stock voting in any election of directors will have the ability to elect all of the directors standing for election. All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Directors may be removed with or without cause by the holders of a majority of the outstanding shares of Common Stock.


     Holders of Common Stock are entitled to receive ratably any dividends as may be declared by the Board of Directors out of legally available funds, subject to any preferences that may be afforded to any outstanding preferred stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon consummation of the Offering will be, when issued and paid for, fully paid and nonassessable. The Company's Articles of Incorporation and Bylaws provide for release and indemnification of the Company's directors and officers as to certain liabilities arising from their actions in such capacities to the fullest extent permitted by law.

PREFERRED STOCK

     The Board of Directors has the authority to issue 5,000,000 shares of preferred stock in one or more series and to fix the relative rights, preferences and privileges thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and number of shares constituting any series up to the maximum number of preferred stock. The market price for the Common Stock, and the voting and other rights of the holders thereof, may be adversely affected by the rights, preferences and privileges accorded to any preferred stock issued by the Company. Issuances of preferred stock in certain circumstances may also have the effect of delaying, deferring or preventing a change in control of the Company, or discouraging bids for the Company's Common Stock at a premium over the market price. Upon consummation of the Offering, the Company will have no shares of preferred stock outstanding. The Company has no present plans to issue any preferred stock.

WARRANTS TO PURCHASE COMMON STOCK


     As of July 8, 1997, warrants to purchase 2,949,137 shares of Common Stock were outstanding. Of these, (i) warrants to purchase 481,977 shares of Common Stock at an exercise price of $.84 per share expire May 31, 1999, (ii) warrants to purchase 1,204,050 shares of Common Stock at an exercise price of $.024 per share expire February 13, 2000, (iii) warrants to purchase 680,917 shares of Common Stock at an exercise price of $.024 per share expire September 5, 2000,
(iv) warrants to purchase 193,611 shares of Common Stock at an exercise price of $2.5824 per share and warrants to purchase 367,082 shares of Common Stock at an exercise price of $.024 per share expire April 26, 2001 and (v) a warrant to purchase 21,500 shares of Common Stock at an exercise price of $6.96 per share expires April 30, 2002. All warrants are currently exercisable. See "Shares Eligible for Future Sale."


CERTAIN VOTING AND OTHER MATTERS

     Under the Washington Business Corporation Act (the "Act"), shareholder approval is required in order for the Company to participate in certain mergers and share exchanges or to sell substantially all of its assets, and for certain other actions. Within certain limits, the Act permits a corporation's articles of incorporation to specify the level of shareholder approval required for such transactions. The Company's Articles of Incorporation generally require any such transaction to be approved by the holders of a majority of the outstanding shares of Common Stock.

     Under the Company's Articles of Incorporation and Bylaws, special meetings of the shareholders may be called only by the Board of Directors, the Chairman of the Board, or the President, or the holders of at least 25% of all the votes entitled to be cast on any issues proposed to be considered at such special meeting. Amendments to the Articles of Incorporation must generally be approved by the Board of Directors and the holders of a majority of the outstanding shares of Common Stock.


     The Company's Bylaws provide that shareholders seeking to bring business before, or to nominate directors at, any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company not less than 70 days prior to the date of the meeting, or the tenth day after notice of the meeting is first given to shareholders, whichever is later if the meeting is an annual meeting or a special meeting at which directors are to be elected. The Bylaws also contain specific requirements for the form of a shareholder's notice. These provisions may preclude or may make it difficult for some shareholders from bringing matters before the shareholders or from making nominations for directors. The Bylaws may be amended or repealed by the Board of Directors or by the majority of the holders of the outstanding shares of Common Stock.



     Holders of shares of preferred or other capital stock hereafter issued by the Company may also be entitled to vote in connection with the matters described above, and separate approval may be required to the extent of any class voting rights accorded to the holders of such other stock. It is possible that the provisions of the Company's Articles of Incorporation and Bylaws described above may have the effect of delaying, deterring or preventing a takeover or change in control of the Company.


ANTITAKEOVER RESTRICTIONS


     Washington law contains certain provisions that may have the effect of delaying, deferring or preventing a takeover or change of control of the Company which is not supported by the Board of Directors. Chapter 23B.19 of the Washington Business Corporation Act prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the Company's Board of Directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. The Company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deferring or preventing a takeover or change in control of the Company.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of the Offering, 12,139,006 shares of Common Stock will be outstanding, assuming no exercise of outstanding stock options or warrants to purchase Common Stock (12,514,006 shares if the Underwriters' over-allotment option is exercised in full), of which the 2,500,000 shares offered hereby (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable on the public market without restriction or further registration under the Securities Act, except to the extent such shares are held by an "affiliate" of the Company as such term is used under the Securities Act. The remaining 9,639,006 shares were issued and sold by the Company in private transactions, and public sale thereof is restricted except to the extent they are registered under the Securities Act or sold in accordance with an exemption from such registration. Shareholders who will hold an aggregate of 9,549,177 shares of Common Stock after this offering have the right to require the Company to register their shares for sale under the Securities Act. Sales of substantial numbers of shares of Common Stock in the public market following this offering could materially adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale."



     Of the remaining 9,639,006 outstanding shares, 444,629 shares will be eligible for public sale immediately after this offering pursuant to Rule 144 and 9,175 shares will be eligible for public sale 90 days after the date of this prospectus. Certain shareholders have executed Lock-Up Agreements restricting resale of 9,168,728 shares of Common Stock owned by them for a period of 180 days after the effective date of the Offering without the prior written consent of UBS Securities LLC, with some exceptions. See "Underwriting." Upon the expiration of the Lock-Up Agreements, 7,719,666 of these shares will be eligible for immediate sale to the public under Rule 144. As of July 21, 1997, options to purchase 1,709,517 shares of Common Stock were outstanding. Of the 633,458 shares issuable upon exercise of outstanding vested stock options as of July 21, 1997, 456,188 will be subject to the Lock-Up Agreements. Upon expiration of the Lock-Up Agreements, all such shares, plus any additional shares purchased pursuant to options that have vested during the Lock-Up period, will be eligible for immediate public sale. An additional 2,949,137 shares of Common Stock are currently issuable upon exercise of warrants outstanding at June 30, 1997. Of these shares, 2,907,233 shares are subject to Lock-Up Agreements.



     In general, Rule 144 as currently in effect provides that any person who has beneficially owned shares for at least one year, including an "affiliate" (as defined in Rule 144), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of Common Stock then outstanding or the reported average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the Securities and Exchange Commission (the "SEC"). Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company. A person who is not an affiliate of the Company, and who has not been an affiliate within three months prior to the sale, generally may sell shares without regard to the limitations of Rule 144 provided that the person has held such shares for a period of at least two years.


     Any employee, director or officer of, or consultant to, the Company holding shares purchased pursuant to a written compensatory plan or contract (including options) entered into prior to the Offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell such shares without having to comply with the public information, holding period, volume limitation or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus.

     Prior to the Offering, there has been no public market for the Common Stock of Company and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

OUTSTANDING REGISTRATION RIGHTS


     Under a Registration Agreement dated as of May 26, 1994, as amended on April 26, 1996, April 30, 1997, and June 13, 1997 (the "Registration Rights Agreement"), the holders of an aggregate of 9,549,177 shares of Common Stock issuable upon the conversion of the Preferred Stock at the closing of the Offering ("Registrable Securities") have certain rights as to the registration of their shares of Common Stock under the Securities Act of 1933. Holders of Registrable Securities have the right at any time and from time to time after the consummation of the Offering: (i) to demand registrations under the Securities Act of all or a part of the Registrable Securities held by them on Form S-1 or any similar form; (ii) to an unlimited number of demand registrations on Form S-2 or Form S-3 (or any equivalent successor form) if the anticipated aggregate offering price of the Registrable Securities covered by such form exceeds $1,000,000; (iii) in the case of any demand registration, to select the investment bankers and managers of the offering, subject to the Company's approval; and (iv) to have shares of Common Stock constituting Registrable Securities held by them included in any registration statement filed by the Company, subject to certain limitations, and provided that such shares cannot be sold publicly without registration or compliance with Rule 144 and to the pro rata exclusion of their shares from a primary offering by the Company if the managing underwriters for the primary offering advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering.


     The Registration Rights Agreement requires the Company to pay all expenses incident to its performance of or compliance with the Agreement other than underwriting discounts and commissions allocable to the sale of a holder's securities and the fees and expenses of the holder's own counsel, accountants and other professional advisors.


     Registrable Securities cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144. No holders of registration rights under the Registration Rights Agreement have exercised their registration rights with respect to the Offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom UBS Securities LLC, Hambrecht & Quist LLC and Wessels, Arnold & Henderson, L.L.C. are acting as representatives (the "Representatives"), have agreed to purchase from the Company the following respective number of shares of Common Stock.


                                 UNDERWRITER                           NUMBER OF SHARES
        -------------------------------------------------------------  -----------------
        UBS Securities, LLC..........................................
        Hambrecht & Quist LLC........................................
        Wessels, Arnold & Henderson, L.L.C...........................
                                                                       -----------------
                  Total..............................................      2,500,000
                                                                       =============


     The Underwriting Agreement provides that the Underwriters' obligations are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a commission not exceeding $          per share. The Underwriters may
allow and such dealers may reallow, a concession not in excess of $          per
share to certain other dealers. After the public offering of the shares of Common Stock the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.


     All officers, directors and significant shareholders and substantially all other shareholders of the Company, have agreed not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, contract to require any other person to purchase, or otherwise transfer or dispose of any interest in, any shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of UBS Securities LLC, except for (i) securities donated as charitable contributions which qualify as such under Section 170 of the Internal Revenue Code of 1986, as amended, (ii) securities given by a shareholder to members of such shareholder's "immediate family" (as such term is defined under Item 404 of Regulation S-K under the Securities Act of 1933, as amended), or transferred by such shareholder to one or more trusts established for the benefit of members of such shareholder's immediate family, and (iii) securities disposed of by the laws of testamentary or intestate descent or pursuant to a final and non-appealable order of a court or other body of competent jurisdiction; provided that, the shareholder may exercise presently outstanding options, warrants or rights so long as he does not transfer the shares obtained in violation of the Lock-Up Agreement. The Company has agreed that it will not, until 180 days following the date of this Prospectus, without the prior written consent of the UBS Securities LLC, sell, offer or agree to sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, except that the Company may grant additional options and issue stock under the 1990 Stock Option Plan and the Director Plan or issue shares of Common Stock upon the exercise of outstanding stock options and warrants.

     The Representatives have informed the Company that the Underwriters do not intend to make sales to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the Common Stock. The initial price to public will be determined by agreement between the Company and the Representatives. In determining the initial price to public, the Company and the Representatives will consider, among other things, the history of and prospects for the industry in which the Company operates, past and present operations and earnings of the Company and the trend of such earnings, the qualifications of the Company's management, the general condition of the securities markets at the time of the Offering and the market prices for other publicly traded companies.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Graham & James LLP, Seattle, Washington. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated balance sheets at December 31, 1996 and March 31, 1996 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the two-year period ended March 31, 1996 and the nine month fiscal period ended December 31, 1996 included in this Prospectus and in the Registration Statement have been included herein in reliance on the reports of KPMG Peat Marwick LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company intends to furnish to its shareholders of record annual reports containing financial statements audited and reported upon by independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.


     The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement (the "Registration Statement") on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to in this Prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the Public Reference Section maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a web site at http://www.sec.gov that contains registration statements, and other information regarding registrants, like the Company, that file electronically with the SEC. The quotation of the Common Stock on the Nasdaq National Market has been approved, subject to official notice of issuance. Reports and other information concerning the Company will be available for inspection following the Offering at the National Association of Securities Dealers, Inc. located at 9513 Key West Avenue, Rockville, Maryland 20850.

                               INNOVA CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
  Independent Auditors' Report........................................................  F-2
  Consolidated Balance Sheets as of March 31, 1996, December 31, 1996, and June 30,
     1997.............................................................................  F-3
  Consolidated Statements of Operations for the Years Ended March 31, 1995 and 1996,
     the
     Nine Month Fiscal Period Ended December 31, 1996, and the Six Months Ended June
     30, 1996 and 1997................................................................  F-4
  Consolidated Statements of Stockholders' Deficit for the Years Ended March 31, 1995
     and 1996, the Nine Month Fiscal Period Ended December 31, 1996 and the Six Months
     Ended June 30, 1997..............................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended March 31, 1995 and 1996,
     the
     Nine Month Fiscal Period Ended December 31, 1996, and the Six Months Ended June
     30, 1996 and 1997................................................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Innova Corporation:

     We have audited the accompanying consolidated balance sheets of Innova Corporation and subsidiary as of March 31, 1996 and December 31, 1996, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended March 31, 1996 and for the nine month fiscal period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova Corporation and subsidiary as of March 31, 1996 and December 31, 1996, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 1996 and for the nine month fiscal period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                   /s/ KPMG Peat Marwick LLP

Seattle, Washington
April 30, 1997, except as to note 17,
which is as of June 17, 1997

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                                                                PRO FORMA
                                                                                                  JUNE 30,    STOCKHOLDERS'
                                                                                                    1997        EQUITY AT
                                                                     MARCH 31,    DECEMBER 31,  ------------  JUNE 30, 1997
                                                                        1996          1996                    -------------
                                                                    ------------  ------------  (unaudited)    (unaudited)
Current assets:
  Cash and cash equivalents........................................ $    287,193  $    172,764  $  3,833,945
  Accounts receivable..............................................       78,027     1,740,383     5,117,207
  Inventories......................................................      608,165     2,533,970     5,934,429
  Stock subscriptions receivable...................................    3,281,871            --            --
  Other current assets.............................................       56,755        73,157       186,542
                                                                    ------------  ------------  ------------
        Total current assets.......................................    4,312,011     4,520,274    15,072,123
Equipment and leasehold improvements, net..........................    2,323,188     2,647,361     4,964,287
Other assets.......................................................      112,204       137,230       171,738
                                                                    ------------  ------------  ------------
                                                                    $  6,747,403  $  7,304,865  $ 20,208,148
                                                                    ============  ============  ============
                                   LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Notes payable.................................................... $         --  $    506,180  $  5,618,236
  Current installments of obligations under capital leases.........      487,180       503,827     1,561,532
  Notes payable to stockholders....................................       69,869     1,500,000            --
  Accounts payable.................................................    1,258,741     1,944,073     3,006,882
  Accrued liabilities..............................................      340,129       355,282       514,486
                                                                    ------------  ------------  ------------
        Total current liabilities..................................    2,155,919     4,809,362    10,701,136
                                                                    ------------  ------------  ------------
Obligations under capital leases, excluding current installments...      330,338       542,259     1,035,274
Mandatorily convertible notes payable for preferred stock, subject
  to stock subscriptions receivable................................    6,984,090            --            --
Redeemable preferred stock, no par value. Authorized 13,379,164 shares -- issued and outstanding 3,496,939 shares at March 31,
  1996, 7,216,751 shares at December 31, 1996 and 8,682,287 shares at June 30, 1997 (none pro forma) (liquidation preference of
  $28,007,312 at March 31, 1996, $40,022,239 at December 31, 1996
  and $48,521,911 at June 30, 1997 and redemption value of
  $24,459,274 at March 31, 1996, $36,474,201 at December 31, 1996
  and $44,973,873 at June 30, 1997)................................   27,361,894    39,312,836    47,768,859            --
Stockholders' equity (deficit):
  Common stock, no par value. Authorized 16,666,666 shares; issued and outstanding 882,842 shares at March 31, 1996, 941,334
    shares at December 31, 1996 and 956,719 shares at June 30, 1997
    (9,639,006 pro forma)..........................................    1,329,869     1,376,715     1,398,231    49,167,090
  Additional paid-in capital.......................................    1,604,997     1,604,997     3,261,674     3,261,674
  Deferred stock option compensation expense.......................           --            --      (623,744)     (623,744)
  Cumulative translation adjustment................................       26,363        33,599        54,168        54,168
  Accumulated deficit..............................................  (33,046,067)  (40,374,903)  (43,387,450)  (43,387,450)
                                                                    ------------  ------------  ------------
        Total stockholders' deficit................................  (30,084,838)  (37,359,592)  (39,297,121)    8,471,738
                                                                    ------------  ------------  ------------
Commitments, contingency and subsequent events
                                                                    $  6,747,403  $  7,304,865  $ 20,208,148
                                                                    ============  ============  ============


          See accompanying notes to consolidated financial statements.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                 NINE MONTH
                                                                   FISCAL
                                              YEARS                PERIOD             SIX MONTHS
                                         ENDED MARCH 31,           ENDED            ENDED JUNE 30,
                                     ------------------------   DECEMBER 31,   -------------------------
                                        1995         1996           1996          1996          1997
                                     -----------  -----------   ------------   -----------  ------------
                                                                                      (unaudited)
Net product sales..................  $ 1,151,605  $   445,229   $  2,050,245   $    32,982  $ 12,582,457
Manufacturing contract service
  revenues.........................    1,206,894    1,516,870         53,257       166,546            --
                                     -----------   ----------     ----------    ----------    ----------
          Total revenues...........    2,358,499    1,962,099      2,103,502       199,528    12,582,457
                                     -----------   ----------     ----------    ----------    ----------
Cost of products sold..............    3,703,624    2,425,473      3,685,395     1,885,000     9,569,967
Manufacturing contract service
  expenses.........................      811,621    1,516,870         53,257       166,546            --
                                     -----------   ----------     ----------    ----------    ----------
          Total cost of products
            sold and manufacturing
            contract service
            expenses...............    4,515,245    3,942,343      3,738,652     2,051,546     9,569,967
                                     -----------   ----------     ----------    ----------    ----------
          Gross profit (loss)......   (2,156,746)  (1,980,244)    (1,635,150)   (1,852,018)    3,012,490
                                     -----------   ----------     ----------    ----------    ----------
Operating expenses:
     Selling, general and
       administrative..............    2,067,077    2,316,302      2,584,423     1,533,004     3,471,444
     Research and development......    1,891,918    4,519,095      2,965,933     2,373,515     2,216,331
                                     -----------   ----------     ----------    ----------    ----------
          Total operating
            expenses...............    3,958,995    6,835,397      5,550,356     3,906,519     5,687,775
                                     -----------   ----------     ----------    ----------    ----------
          Loss from operations.....   (6,115,741)  (8,815,641)    (7,185,506)   (5,758,537)   (2,675,285)
Other income (expense):
     Interest income...............       17,380       37,962        102,422        52,561           471
     Interest expense..............     (211,048)    (287,253)      (249,294)     (183,536)     (337,733)
     Other income (expense)........       (8,970)       3,754          3,542             7            --
                                     -----------   ----------     ----------    ----------    ----------
                                        (202,638)    (245,537)      (143,330)     (130,968)     (337,262)
                                     -----------   ----------     ----------    ----------    ----------
          Net loss.................  $(6,318,379) $(9,061,178)  $ (7,328,836)  $(5,889,505) $ (3,012,547)
                                     ===========   ==========     ==========    ==========    ==========
Pro forma net loss per share.......                             $      (0.73)               $      (0.30)
                                                                  ==========                  ==========
Shares used in computing pro forma
  net loss per share...............                               10,039,634                  10,061,989



          See accompanying notes to consolidated financial statements.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                                     DEFERRED
                                                            COMMON STOCK            ADDITIONAL     STOCK OPTION     CUMULATIVE
                                       PRICE PER      -------------------------      PAID-IN       COMPENSATION     TRANSLATION
            DESCRIPTION                  SHARE          SHARES         AMOUNT        CAPITAL         EXPENSE        ADJUSTMENT
-----------------------------------  -------------    -----------    ----------     ----------     ------------     ----------
Balances at March 31, 1994.........  $      -              25,578    $1,290,062     $1,604,997     $        --       $ 18,119
Sale of common stock for cash......    0.024              498,232        11,958             --              --             --
Net loss...........................         -                  --            --             --              --             --
Translation adjustment.............         -                  --            --             --              --          7,417
                                     --------                                                                       ---------
                                          --                                                                              ---
                                            ------       --------     ---------     ----------          ------
                                            ----
Balances at March 31, 1995.........         -             523,810     1,302,020      1,604,997              --         25,536
Sale of common stock for cash......    0.024              340,467         8,171             --              --             --
Common stock issued upon exercise
  of stock options.................   0.792- 2.880         18,565        19,678             --              --             --
Net loss...........................         -                  --            --             --              --             --
Translation adjustment.............         -                  --            --             --              --            827
                                     --------                                                                       ---------
                                          --                                                                              ---
                                            ------       --------     ---------     ----------          ------
                                            ----
Balances at March 31, 1996.........         -             882,842     1,329,869      1,604,997              --         26,363
Common stock issued upon exercise
  of stock options.................   0.792- 2.880         10,684        11,900             --              --             --
Stock issued to vendors for
  services.........................    0.731               47,808        34,946             --              --             --
Net loss...........................         -                  --            --             --              --             --
Translation adjustment.............         -                  --            --             --              --          7,236
                                     --------                                                                       ---------
                                          --                                                                              ---
                                            ------       --------     ---------     ----------          ------
                                            ----
Balances at December 31, 1996......         -             941,334     1,376,715      1,604,997              --         33,599
Deferred compensation expense
  related to common stock options
  (unaudited)......................         -                  --            --      1,589,277      (1,589,277)            --
Amortization of deferred stock
  option compensation
  (unaudited)......................         -                  --            --             --         965,533             --
Estimated fair value of warrant
  issued in connection with note
  payable (unaudited)..............         -                  --            --         67,400              --             --
Common stock issued upon exercise
  of stock options (unaudited).....    0.792 -2.880        15,385        21,516             --              --             --
Net loss for the six months ended
  June 30, 1997 (unaudited)........         -                  --            --             --              --             --
Translation adjustment
  (unaudited)......................         -                  --            --             --              --         20,569
                                     --------                                                                       ---------
                                          --                                                                              ---
                                            ------       --------     ---------     ----------          ------
                                            ----
Balances at June 30, 1997
  (unaudited)......................  $      -             956,719    $1,398,231     $3,261,674     $  (623,744)      $ 54,168
                                     ========== ==========    ========  =========   ==========          ======      ============


                                                          TOTAL
                                     ACCUMULATED      STOCKHOLDERS'
            DESCRIPTION                DEFICIT           DEFICIT
-----------------------------------  ------------     -------------
                                     <C
Balances at March 31, 1994.........  $(17,666,510)    $ (14,753,332)
Sale of common stock for cash......            --            11,958
Net loss...........................    (6,318,379)       (6,318,379)
Translation adjustment.............            --             7,417

                                     ------------

Balances at March 31, 1995.........   (23,984,889)      (21,052,336)
Sale of common stock for cash......            --             8,171
Common stock issued upon exercise
  of stock options.................            --            19,678
Net loss...........................    (9,061,178)       (9,061,178)
Translation adjustment.............            --               827

                                     ------------

Balances at March 31, 1996.........   (33,046,067)      (30,084,838)
Common stock issued upon exercise
  of stock options.................            --            11,900
Stock issued to vendors for
  services.........................            --            34,946
Net loss...........................    (7,328,836)       (7,328,836)
Translation adjustment.............            --             7,236

                                     ------------

Balances at December 31, 1996......   (40,374,903)      (37,359,592)
Deferred compensation expense
  related to common stock options
  (unaudited)......................            --                --
Amortization of deferred stock
  option compensation
  (unaudited)......................            --           965,533
Estimated fair value of warrant
  issued in connection with note
  payable (unaudited)..............            --            67,400
Common stock issued upon exercise
  of stock options (unaudited).....            --            21,516
Net loss for the six months ended
  June 30, 1997 (unaudited)........    (3,012,547)       (3,012,547)
Translation adjustment
  (unaudited)......................            --            20,569

                                     ------------

Balances at June 30, 1997
  (unaudited)......................  $(43,387,450)    $ (39,297,121)
                                     ============


          See accompanying notes to consolidated financial statements.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     NINE MONTH
                                                                  YEARS             FISCAL PERIOD          SIX MONTHS
                                                             ENDED MARCH 31,            ENDED            ENDED JUNE 30,
                                                        -------------------------   DECEMBER 31,    -------------------------
                                                           1995          1996           1996           1996          1997
                                                        -----------   -----------   -------------   -----------   -----------
                                                                                                           (unaudited)
Cash flows from operating activities:
  Net loss............................................  $(6,318,379)  $(9,061,178)   $(7,328,836)   $(5,889,505)  $(3,012,547)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization.....................      771,390       759,273        633,616        275,260       493,482
    Stock issued to vendors for services..............           --            --         48,677         48,677            --
    Compensation expense recorded on stock options to
      employees.......................................           --            --             --             --       965,533
    Amortization of note payable discount.............           --            --             --             --        16,850
    Change in certain assets and liabilities:
      (Increase) decrease in accounts receivable......      (12,068)      159,999     (1,662,356)       (17,407)   (3,376,824)
      Decrease (increase) in inventories..............      606,533       (22,048)    (1,925,805)      (267,967)   (3,400,459)
      (Increase) decrease in other current assets.....      (39,891)        3,173        (16,402)         3,430      (113,385)
      Increase (decrease) in accounts payable and
         accrued liabilities..........................   (1,393,515)      797,900        700,485        (96,903)    1,222,013
                                                        -----------   -----------    -----------    -----------   -----------
         Net cash used in operating activities........   (6,385,930)   (7,362,881)    (9,550,621)    (5,944,415)   (7,205,337)
                                                        -----------   -----------    -----------    -----------   -----------
Cash flows from investing activities:
  Purchase of equipment and leasehold improvements....   (1,147,417)     (549,426)      (324,944)      (204,536)     (843,065)
  Increase in other assets............................      (16,043)      (42,694)       (25,026)       (14,809)      (34,508)
                                                        -----------   -----------    -----------    -----------   -----------
         Net cash used in investing activities........   (1,163,460)     (592,120)      (349,970)      (219,345)     (877,573)
                                                        -----------   -----------    -----------    -----------   -----------
Cash flows from financing activities:
  Repayments of obligations under capital leases......           --      (560,602)      (404,277)      (162,715)     (416,623)
  Net proceeds from notes payable.....................           --            --        506,180             --     5,162,606
  Net proceeds from notes payable to vendor...........           --     1,000,000             --             --            --
  Net repayment of notes payable to vendor............     (205,900)   (1,000,000)            --       (994,937)           --
  Proceeds from (repayments of) notes payable to
    stockholders......................................           --        69,869        (69,869)            --            --
  Net proceeds from issuance of convertible notes
    payable...........................................      246,934     3,702,219      4,781,871      6,984,090            --
  Proceeds from sale of redeemable preferred stock....    8,884,234     3,079,829      4,953,121      4,953,121     6,956,023
  Proceeds from sale of common stock..................       11,958         8,171             --             --            --
  Proceeds from exercise of common stock options......           --        19,678         11,900         28,213        21,516
                                                        -----------   -----------    -----------    -----------   -----------
         Net cash provided by financing activities....    8,937,226     6,319,164      9,778,926     10,807,772    11,723,522
                                                        -----------   -----------    -----------    -----------   -----------
Effect of translation and exchange rate changes on
  cash flows..........................................        7,417           827          7,236          8,326        20,569
                                                        -----------   -----------    -----------    -----------   -----------
         Net increase (decrease) in cash and cash
           equivalents................................    1,395,253    (1,635,010)      (114,429)     4,652,338     3,661,181
Cash and cash equivalents at beginning of period......      526,950     1,922,203        287,193        127,659       172,764
                                                        -----------   -----------    -----------    -----------   -----------
Cash and cash equivalents at end of period............  $ 1,922,203   $   287,193    $   172,764    $ 4,779,997   $ 3,833,945
                                                        ===========   ===========    ===========    ===========   ===========
Supplemental disclosure of cash flow
  information -- cash paid during the period for
  interest............................................  $   191,594   $    17,273    $   364,227    $    27,124   $   311,641
                                                        ===========   ===========    ===========    ===========   ===========
Supplemental schedule of noncash financing activities:
  Notes payable to stockholders converted into
    redeemable preferred stock........................  $ 2,200,000   $        --    $ 6,984,090    $ 6,984,090   $ 1,500,000
  Notes payable to stockholders converted into
    mandatorily convertible notes payable.............           --     1,000,000             --             --            --
  Estimated fair value of warrant in connection with
    note payable......................................           --            --             --             --        67,400
  Capital lease obligations incurred to acquire
    equipment.........................................      847,604       530,516        632,845        132,629     1,967,343
  Stock subscriptions receivable......................      214,506     3,281,871             --             --            --
                                                        ===========   ===========    ===========    ===========   ===========


          See accompanying notes to consolidated financial statements.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


 (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) NATURE OF BUSINESS

     Innova Corporation (Company) was formed to develop, manufacture and market communication systems utilizing conical horn technology. In November 1993, the Company shipped the first production units of the point-to-point radios. In November 1994, the Company discontinued manufacture for its own account of the original radio line; however, production of this product was continued under a "Processor For Hire Agreement" for the account of one of Innova's stockholders [see note 7(a), Related Party Transactions] until approximately March 31, 1996. Also in 1994, a program to redesign the original radios was launched. The redesign program was undertaken due to changing market demands. For the period from January 17, 1989 (inception) through March 31, 1996, the Company was considered to be in the development stage as the Company had not generated significant revenues from its research and development efforts and "Processor For Hire Agreement" and operations had been financed primarily through the issuance of equity securities. Subsequent to March 31, 1996, the Company effected a change in its year-end to December 31. During the nine month fiscal period ended December 31, 1996, the Company began manufacturing and selling redesigned radios and emerged from the development stage.

     (B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the Company and its wholly-owned subsidiary, Innova Europe Limited.

     Innova Europe Limited was formed to sell products developed and manufactured by the Company to customers in Europe. All significant intercompany balances and transactions have been eliminated in consolidation.

     (C) CASH EQUIVALENTS

     The Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents.

     (D) INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

     (E) DEPRECIATION AND AMORTIZATION

     Depreciation of equipment and amortization of leasehold improvements is provided on the straight-line method over the estimated useful lives of the assets which range from two to five years, not to exceed lease terms for leasehold improvements.

     (F) PATENTS

     The Company has filed several patent applications in the United States and other countries. Costs associated with filing patent applications are expensed as incurred.

     (G) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to expense as incurred. Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


     Based on the Company's product development process, software development costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release have not been significant.

     (H) REVENUE RECOGNITION

     The Company recognizes revenue on product sales upon shipment. The Company provides certain service and support for its products and accrues for the estimated amount of these costs at the time of sale. These costs have not been significant through December 31, 1996. Under the Processor For Hire
Agreement -- (PFHA) as discussed in note 7(a), manufacturing contract service revenues were recognized as the services were performed.

     (I) INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established for deferred tax assets to the extent there is uncertainty regarding the Company's ability to generate taxable income in the future and when it is more likely than not that such deferred tax assets will not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in net deferred tax assets and liabilities.

     (J) FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of Innova Europe Limited have been translated to U.S. dollars using rates of exchange in effect at the end of the fiscal year. Income and expense accounts have been translated to U.S. dollars using annual average rates of exchange. The net gain or loss resulting from translation is shown as a cumulative translation adjustment in stockholders' equity.

     (K) RECLASSIFICATIONS

     Certain reclassification amounts have been made to the March 31, 1995 and 1996 balances to conform to the December 31, 1996 presentation.

     (L) CONCENTRATION OF CREDIT RISK AND SUPPLIER CONCENTRATION

     The Company currently purchases an important component of its products from two principal suppliers. Although there are a limited number of potential manufacturers of such component, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the manufacturing and delivery of the Company's products. Purchases from these principal suppliers were as follows:


                                                                                   SIX MONTHS
                                     YEARS ENDED MARCH                             ENDED JUNE
                                            31,             NINE MONTH FISCAL       30, 1997
                                    -------------------       PERIOD ENDED        -------------
                                     1995        1996       DECEMBER 31, 1996
                                    -------     -------     -----------------      (UNAUDITED)
        Supplier A..............    $    --     $64,000         $ 945,000          $ 1,750,000
        Supplier B..............         --          --           131,000              854,000


     Credit is extended to customers based on an evaluation of their financial condition and collateral is generally not required. The Company's customers consist principally of telecommunications service providers and system integra-

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


tors. The Company will maintain an allowance for doubtful accounts to reduce the effects of credit losses. As of December 31, 1996, actual credit losses have not been significant and, therefore, no allowance for doubtful accounts has been recorded.


     The Company actively markets its products in numerous geographical locations, including North America, Europe, Asia, and South America. The following customers individually account for more than 10% of accounts receivable as shown below:



                                                                JUNE 30,
                                                                  1997
                                            DECEMBER 31,      -------------
                             CUSTOMER           1996
                             --------     -----------------   (UNAUDITED)
                               A              60    %            31   %
                               B              15                 16
                               C              --                 35



Also see related discussion for SAT in footnote 7(b)


     (M) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on April 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the consolidated financial statements.

     (N) PRODUCT WARRANTIES

     The Company provides warranties which generally last for two years, on the products that it sells. The provision for warranty expense is based on historical industry and Company experience and is accrued when products are sold.

     (O) STOCK-BASED COMPENSATION

     The Company accounts for its stock-based compensation arrangement in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense under fixed plans would be recorded on the date of grant only if the fair value of the underlying stock at the date of grant exceeded the exercise price. Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, requires entities that continue to apply the provisions of APB Opinion No. 25 for transactions with employees to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied to these transactions.

     (P) UNAUDITED INTERIM FINANCIAL STATEMENTS


     In the opinion of the Company's management, the June 30, 1997 and 1996 unaudited interim financial statements include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


     (Q) PRO FORMA NET LOSS PER SHARE


     Pro forma net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and common stock equivalents outstanding during each period and the shares resulting from the conversion of all outstanding shares of preferred stock at the closing of the IPO. Common stock equivalents include all warrants and stock options which would have a dilutive effect, applying the treasury stock method. Additionally, common and common equivalent shares issued during the twelve months immediately preceding the initial filing of the Company's initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented, including loss years where the impact of the incremental shares is antidilutive, using the treasury stock method and an assumed initial public offering price of $11 per share. Due to the significant impact of the assumed conversion of the redeemable preferred stock upon closing of the IPO, historical net loss per share is not meaningful and is therefore not presented.



     Supplementary net loss per share is $(0.72) and $(0.27) for the nine month fiscal period ended December 31, 1996 and the six months ended June 30, 1997, respectively.



     The calculation of supplementary net loss per share assumes that notes payable outstanding at the beginning of the periods presented were retired with proceeds from the issuance of common stock. The number of shares of common stock the proceeds of which were used to retire the notes payable are included in the calculation.


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, (Statement 128). This statement establishes standards for the computation, presentation and disclosure of earnings per share (EPS), replacing the presentation of currently required Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted-average number of common shares outstanding during the period. Diluted EPS is based on the potential dilution that would occur, upon exercise or conversion of securities into common stock using the treasury stock method. Statement 128 is effective for financial statements for periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all prior periods presented. The Company does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.

 (2) USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


 (3) INVENTORIES

     Inventories consist of the following:


                                                  MARCH 31,     DECEMBER 31,      JUNE 30,
                                                    1996            1996            1997
                                                  ---------     ------------     ----------
                                                                                 (unaudited)
        Raw materials.........................    $ 608,165      $1,874,765      $4,600,819
        Work-in-progress......................           --         503,984       1,333,610
        Finished goods........................           --         155,221              --
                                                  ----------     ----------      ----------
                                                  $ 608,165      $2,533,970      $5,934,429
                                                  ==========     ==========      ==========


 (4) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following:


                                                MARCH 31,      DECEMBER 31,      JUNE 30,
                                                   1996            1996            1997
                                                ----------     ------------     ----------
                                                                                (unaudited)
        Equipment and molds.................    $4,221,195      $5,152,170      $7,943,163
        Leasehold improvements..............       114,026         140,840         160,255
                                                ----------      ----------      ----------
                                                 4,335,221       5,293,010       8,103,418
        Less accumulated depreciation and
          amortization......................     2,012,033       2,645,649       3,139,131
                                                ----------      ----------      ----------
                                                $2,323,188      $2,647,361      $4,964,287
                                                ==========      ==========      ==========


     Included in equipment and leasehold improvements are the gross amount of equipment and related accumulated amortization recorded under capital leases as follows:


                                                MARCH 31,      DECEMBER 31,      JUNE 30,
                                                   1996            1996            1997
                                                ----------     ------------     ----------
                                                                                (unaudited)
        Equipment.............................  $2,054,332      $2,632,721      $4,600,054
          Less accumulated amortization.......     829,852       1,181,895       1,446,938
                                                ----------      ----------      ----------
                                                $1,224,480      $1,450,826      $3,153,116
                                                ==========      ==========      ==========


     Amortization of assets held under capital leases is included with depreciation expense.

 (5) NOTES PAYABLE


     In October 1996, the Company entered into a $5 million revolving credit agreement which bears interest at the LIBOR rate plus 4.875% with a minimum of 8% per annum (10.545% at December 31, 1996 and 10.595% at June 30, 1997).
Amounts outstanding were $0, $506,180, and $4,118,236 at March 31, 1996, December 31, 1996 and June 30, 1997, respectively. Under the terms of the agreement, advances under the credit facility are limited to 80% of billed trade receivables outstanding. The agreement is subject to automatic renewals for successive one-year

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


terms. In April 1997, the Company amended the credit agreement to include an additional term loan for $1,500,000 due on the earlier of:

          (a) April 30, 1998;

          (b) the date the initial October 1996 revolving credit agreement terminates; or

          (c) the date the Company first issues equity, debt or other securities, other than the Series F financing discussed in note 17, subsequent to April 1997.


     Interest is payable monthly with interest at the LIBOR rate plus 4.875% with a minimum of 8% per annum. In connection with the term loan, the Company issued to the lender a warrant to purchase 21,500 shares of the Company's common stock, at $6.96 per share. The warrant expires in April 2003. The estimated value of the warrant $67,400, was recorded as debt discount and is being amortized to interest expense over the period that the debt is outstanding.


 (6) ACCRUED LIABILITIES

     A summary of accrued liabilities is as follows:


                                                   MARCH 31,     DECEMBER 31,      JUNE 30,
                                                     1996            1996            1997
                                                   ---------     ------------     -----------
                                                                                  (unaudited)
        Accrued compensation expense.............  $ 171,954       $288,965        $ 361,375
        Provision for warranty...................         --         20,479           78,029
        Other accruals...........................    168,175         45,838           75,082
                                                    --------       --------         --------
                                                   $ 340,129       $355,282        $ 514,486
                                                    ========       ========         ========


 (7) RELATED PARTY TRANSACTIONS

     (A) SALES, MANUFACTURING AND SERVICE REVENUES


     Sales totaling approximately $212,000 were made to the Company's major stockholder during the nine month fiscal period ended December 31, 1996.


     Substantially all of the total revenues recorded in the year ended March 31, 1996 were to a stockholder of the Company, Societe Anonyme de Telecommunications (SAT). In November 1994, the Company entered into an agreement [Processor For Hire Agreement -- (PFHA)] with SAT whereby SAT purchased substantially all of the Company's inventories as of November 1994 for cash. The PFHA called for the Company to continue to manufacture radios for SAT; however, SAT was responsible for supplying the materials used in the manufacture of these radios. Under the PFHA, SAT reimbursed the Company for the costs incurred by the Company in the assembly and testing of the radios. In addition, SAT paid to the Company a fee to cover administrative costs plus a profit. This fee was based on the volume of materials purchased for SAT for the production of the radios. The Company managed all of the manufacturing and purchasing functions associated with the manufacture of radios and the purchase of radio components. The PFHA was substantially terminated as of March 31, 1996.

     The reimbursement of the costs of manufacture along with the administration fee during the fiscal year ended March 31, 1995 and 1996 and the nine month fiscal period ended December 31, 1996 have been recorded as manufacturing contract service revenues in the consolidated statements of operations. The identifiable costs associated with the manufacture of the radios covered by the PFHA have been summarized in the consolidated statements of operations as manufacturing contract service expenses.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)



     Product sales made to SAT for the nine month fiscal period ended December 31, 1996 were approximately $3,000 and for the six months ended June 30, 1997 were approximately $3,532,000.


     (B) ACCOUNTS RECEIVABLE


     Accounts receivable due from SAT were $76,523, $58,283 and $2,641,717 at March 31, 1996, December 31, 1996 and June 30, 1997, respectively.


     (C) MANDATORILY CONVERTIBLE NOTES PAYABLE FOR PREFERRED STOCK, STOCK SUBSCRIPTIONS RECEIVABLE AND RELATED EQUITY TRANSACTIONS


     On March 27, 1996, the Company entered into stock subscription agreements with certain existing stockholders for the purpose of selling Series D preferred stock for an aggregate price of $7,000,000. The $7,000,000 includes $1,000,000 in unsecured notes payable to stockholders issued in November and December 1995 as discussed in the following paragraph. As of March 31, 1996, proceeds of $3,702,219 net of offering costs of $15,910, had been received by the Company related to the stock subscription agreements. The remaining $3,281,871 was received during the nine month fiscal period ended December 31, 1996. Mandatorily convertible notes payable were issued as the cash was received by the Company. Mandatorily convertible notes payable accrued interest at 16% annually and were convertible into Series D preferred shares at the earlier of a "qualified financing" event or April 26, 1996. A "qualified financing" event, as defined in the stock subscription agreements, was consummated on April 26, 1996 when the Company issued 1,548,940 shares of Series D preferred stock, at $3.228 per share to a new stockholder for proceeds of $4,953,121. The mandatorily convertible notes payable outstanding at April 26, 1996 were then converted into 2,168,523 shares of Series D preferred stock at $3.228 per share, and contingent common stock purchase warrants (contingent upon the pricing of the "qualified financing" event) totaling 367,082 with an exercise price of $0.024 per share, were issued to the former holders of the mandatorily convertible notes payable. No separate value has been assigned to the warrants as the value was not significant at the date of issuance.


     Unsecured notes payable to stockholders were issued in November and December 1995 totaling $1,000,000, bearing interest at rates ranging from 16%-21%. In connection with these notes, 193,611 warrants were issued to purchase common stock for $2.5824 per share which expire April 26, 2001. No separate value has been assigned to the warrants as the value was not significant at the date of issuance. On March 27, 1996, these unsecured notes payable were exchanged for mandatorily convertible notes payable as part of the stock subscription agreements described above.


     Interest expense on unsecured borrowings from stockholders amounted to $79,357, $107,648, $70,101 and $62,934 for the years ended March 31, 1995 and
1996, the nine month fiscal period ended December 31, 1996 and the six months ended June 30, 1997, respectively.


     In November 1996, the Company issued $1,500,000 in unsecured 12% convertible promissory notes payable to stockholders, which were subsequently repaid by notes which in turn were converted into Series E preferred stock in March 1997.

     (D) COMPENSATION EXPENSE

     In May 1996, the Company paid a representative of a stockholder $217,500 for services rendered from January 1995 to February 1996, who served as the acting Chief Operating Officer of the Company.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


 (8) COMMON AND REDEEMABLE PREFERRED STOCK

     The Company has authorized issuance of common and redeemable preferred stock as follows:


                                                              SHARES ISSUED AND OUTSTANDING     LIQUIDATION
                                                 SHARES     ---------------------------------   PREFERENCE
                TYPE                  SERIES   AUTHORIZED   3/31/96   12/31/96      6/30/97      PER SHARE
------------------------------------  -------  ----------   -------   ---------   -----------   -----------
                                                                                  (unaudited)
Common..............................           16,666,666   882,841     941,333       956,719         None
A Preferred.........................  A.1         833,333   667,120     667,120       667,120    $ 13.2360
A Preferred.........................  A.2         833,333        --          --            --       0.8400
A Preferred.........................  A.3       2,500,000   907,023     907,023       907,023       7.9176
B Preferred.........................  B         2,083,333   804,553     804,553       804,553       6.0600
C Senior Preferred..................  C           833,333   664,298     664,298       664,298       6.3672
C Senior Preferred..................  C1          625,000   453,946     456,294       456,294       6.3672
D Preferred.........................  D         4,166,666        --   3,717,463     3,717,463       3.2280
E Preferred.........................  E         1,000,000        --          --       962,669       5.1936
F Preferred.........................  F           504,166        --          --       502,867       6.9600

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)



     The following table summarizes activity of the Company's preferred stock for the years ended March 31, 1995 and 1996, the nine month fiscal period ended December 31, 1996 and the six months ended June 30, 1997:



                                                                             PREFERRED STOCK
                                                              PRICE     --------------------------
                     DESCRIPTION                            PER SHARE      SHARES        AMOUNT
------------------------------------------------------      ---------   ------------   -----------
Balances at March 31, 1994............................      $      --        958,075   $13,197,831
Issuance of Series A.1 preferred stock pursuant to
  antidilution agreements.............................             --        324,143            --
Issuance of Series A.3 preferred stock pursuant to
  antidilution agreements.............................             --         14,045            --
Conversion of notes payable to Series A.3 preferred
  stock...............................................       7.916808        214,724     1,700,000
Sale of B preferred stock for cash, net of issuance
  costs of $120,430...................................       6.084984        364,855     2,099,707
Sale of B preferred stock for cash....................       6.367992        439,698     2,800,000
Conversion of notes payable to Series A.3 preferred
  stock...............................................       7.916808         63,156       500,000
Sale of Series C senior preferred stock for cash, net
  of issuance costs of $30,759........................         6.3672        664,298     4,199,033
                                                            ---------     ----------   -----------
Balances at March 31, 1995............................             --      3,042,994    24,496,571
Sale of Series C1 senior preferred stock, net of
  issuance
  costs of $21,633....................................         6.3672        422,625     2,669,359
Sale of Series C1 senior preferred stock, net of
  issuance
  costs of $3,472.....................................         6.3672         31,320       195,964
                                                            ---------     ----------   -----------
Balances at March 31, 1996............................             --      3,496,939    27,361,894
Sale of Series D preferred stock for cash, net of
  issuance
  costs of $46,879....................................          3.228      1,548,940     4,953,121
Conversion of convertible notes for Series D preferred
  stock...............................................          3.228      2,168,523     6,984,090
Series C1 preferred stock issued to vendors for
  services............................................             --          2,349        13,731
                                                            ---------     ----------   -----------
Balances at December 31, 1996.........................             --      7,216,751    39,312,836
Conversion of notes payable to Series E preferred
  stock
  (unaudited).........................................        5.19384        288,799     1,500,000
Sale of Series E preferred stock for cash, net of
  issuance
  costs of $13,530 (unaudited)........................        5.19384        673,870     3,486,465
Sale of Series F preferred stock for cash, net of
  issuance
  costs of $30.425 (unaudited)........................        6.96000        502,867     3,469,558
                                                            ---------     ----------   -----------
Balances at June 30, 1997 (unaudited).................      $      --      8,682,287   $47,768,859
                                                            =========     ==========   ===========


     The shares of preferred stock are convertible into an equal number of common shares at any time, are automatically convertible upon the consummation of an initial public offering (IPO), have certain liquidation and dividend preferences over common shares, and also have certain antidilution rights. The preferred shares are redeemable, at the holder's option (subject to approval by 50% of all preferred shares then outstanding), at any time after October 1, 1997. The redemption value is $7.9176 per share for the A preferred shares. The redemption value is equal to the liquidation preference for all other preferred shares (appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations, reclassification and similar corporate rearrangements) plus the amount of all declared and unpaid dividends thereon. All C Senior Preferred and D Preferred shares have preference to other preferred shares with regard to liquidation. Holders of all preferred shares have the right as a group to elect three members of the Company's Board of Directors. The remaining directors are elected by the holders of all outstanding preferred and common shares. The voting rights are the same for all preferred and common shares. Pursuant to the rules of the

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


Securities and Exchange Commission, the Company has classified redeemable preferred stock outside stockholders' equity (deficit).

     In March 1997, the Company revised its Articles of Incorporation, increasing the authorized number of preferred shares to 12,874,998 of which 1,000,000 shares are designated as Series E Preferred stock which have identical preferences as the Series C Senior Preferred and D Preferred, except that the liquidation preference is $5.1936 per share.

     In conjunction with various financing rounds, warrants have been issued. No separate value has been assigned to the warrants as the values were not significant at the date of issuance, other than the 21,500 warrants with an exercise price of $6.96 per share issued in connection with the debt financing in April 1997. Outstanding warrants at March 31, 1996 and December 31, 1996 are summarized as follows:


                                        WARRANTS OUTSTANDING
                                -------------------------------------
                                                            6/30/97    EXERCISE PRICE
 ISSUED IN CONJUNCTION WITH:      3/31/96     12/31/96    -----------    OF WARRANT           EXPIRE
------------------------------  -----------  -----------  (UNAUDITED)  --------------   ------------------
Series A.2 preferred stock....      481,977      481,977      481,977     $ 0.8400         May 31, 1999
Series C and D preferred
  stock.......................    2,252,049    2,252,049    2,252,049       0.0240      February 13, 2000
                                                                                             through
                                                                                          April 26, 2001
Series D preferred stock......      193,611      193,611      193,611       2.5824        April 26, 2001
Term loan.....................                                 21,500       6.9600        April 30, 2002
                                -----------  -----------
       Total..................    2,927,637    2,927,637    2,949,137
                                ===========  ===========



     As of June 30, 1997, there are 2,949,137 warrants exercisable to purchase common stock.


 (9) STOCK OPTION PLAN

     The Company has a stock option plan (Plan) to compensate key employees, consultants and vendors for past and future services and has authorized a total of 1,458,333 shares of common stock to be reserved for grants. In the first quarter of 1997, a plan amendment was approved increasing shares available for grant by 125,000 bringing the total authorized to 1,583,333. Options may be granted under the Plan as either incentive stock options or as nonqualified stock options.

     Incentive stock options may be granted at prices not less than fair market value of the stock, generally are exercisable based on continued employment over a five-year period in equal increments each year beginning one year from the date of grant, and expire ten years from the date of grant. The Company has granted no incentive stock options to date.

     Nonqualified options may be granted at prices determined by the Company and generally expire twenty years from the date of grant. The options vest and become exercisable over one to four years in cumulative increments beginning one year from the date of grant. A distinction is made between nonqualified time vesting and nonqualified time and performance vesting options. Nonqualified time and performance vesting options require the attainment of certain performance goals in addition to the passage of time prior to vesting.

     In accounting for the options requiring the attainment of certain performance goals, the Company must include a determination of compensation cost at the end of each period if the market value of the shares of the Company's stock exceeds the exercise price. Any compensation cost shall be charged to expense over the periods the employee performs the related service. During the first quarter in 1997, the Company amended the terms of 460,633 stock options by eliminating the performance criteria. The table below reflects these performance options as being amended to time

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)



vesting. The Company has recorded deferred stock option compensation totaling $1,279,900 and $309,377 during the first and second quarters in 1997, respectively. The first quarter of 1997 deferred stock option compensation relates principally to the 460,633 options with performance goals outstanding prior to the elimination of the performance criteria. In addition, the deferred stock option compensation includes some amounts recorded for nonqualified time vesting grants where the estimated market value of the shares of the Company's stock exceeded the exercise price at the date of the grant. The estimated market value of the Company's common stock used in calculating the majority of the deferred stock option compensation was approximately $4.32 per share. The second quarter of 1997 deferred stock option compensation relates principally to the authorization by the Board of Directors for the future grant of 56,250 options to employees that vest upon the attainment of certain performance goals. In June 1997, the Company amended the terms of these future stock option grants by eliminating the performance criteria. The 56,250 options are not reflected in the table below as they have not been granted. The exercise price of these options range from $4.60 to $6.00 per share.


     A summary of nonqualified time vesting and time and performance vesting stock options is as follows:


                                                             OUTSTANDING OPTIONS
                                                          --------------------------
                                                               NUMBER OF SHARES
                                            SHARES        --------------------------
                                           AVAILABLE                      TIME AND          WEIGHTED
                                          FOR FUTURE         TIME        PERFORMANCE        AVERAGE
                                             GRANT         VESTING         VESTING       EXERCISE PRICE
                                          -----------     ----------     -----------     --------------
Balances at March 31, 1995..............       64,006        347,033              --        $ 1.0584
Options granted.........................   (1,235,293)       602,780         632,513          1.5840
Options expired.........................      299,657       (136,338)       (163,319)         0.8736
Options exercised.......................           --        (18,565)             --          1.0608
Plan amendment..........................    1,041,667             --              --              --
                                          -----------     ----------     -----------
Balances at March 31, 1996..............      170,037        794,910         469,194          1.5120
Options granted.........................     (409,896)       255,138         154,758          1.7280
Options expired.........................      238,753        (75,434)       (163,319)         0.7560
Options exercised.......................           --        (10,684)             --          1.1136
                                          -----------     ----------     -----------
Balances at December 31, 1996...........       (1,106)       963,930         460,633          1.6128
Options granted (unaudited).............     (275,353)       275,353              --          5.4700
Options canceled (unaudited)............       29,233        (29,233)             --          0.9816
Options exercised (unaudited)...........           --        (15,385)             --          1.3982
Options amended (unaudited).............           --        460,633        (460,633)         1.9680
Plan amendment (unaudited)..............      625,000             --              --              --
                                          -----------     ----------     -----------
Balances at June 30, 1997 (unaudited)...      377,774      1,655,298              --        $ 2.1910
                                          ===========     ==========     ===========


     The Company applies APB Opinion No. 25 in accounting for its Plans, and no compensation cost for the years ended March 31, 1995 and 1996 and the nine month fiscal period ended December 31, 1996 has been recognized for its employee stock options in the consolidated financial statements. Had the Company determined compensation cost of employee stock options based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's pro forma net loss would not have been significantly different than the reported net loss.

     The weighted-average fair value per share of the grants made during the year ended March 31, 1996 and the nine month fiscal period ended December 31, 1996 was approximately $0.02 and $0.054 respectively. The fair value of the stock options granted was estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for the year ended March 31, 1996 -- expected dividend yield 0%, risk-free

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


interest rate averaging approximately 6.1%, and an expected life ranging from two to six years; for the nine month fiscal period ended December 31, 1996 -- expected dividend yield 0%, risk-free interest rate averaging approximately 6.3%, and an expected life ranging from two to six years.

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                                            OPTIONS EXERCISABLE
                                        OPTIONS OUTSTANDING                           --------------------------------
                  ---------------------------------------------------------------                        WEIGHTED-
   EXERCISE         NUMBER        WEIGHTED-AVERAGE REMAINING     WEIGHTED- AVERAGE      NUMBER        AVERAGE EXERCISE
    PRICES        OUTSTANDING          CONTRACTUAL LIFE           EXERCISE PRICE      EXERCISABLE          PRICE
--------------    -----------     --------------------------     ----------------     -----------     ----------------
$ 0.024 -0.144          4,224              1.5 years                 $ 0.096              4,224           $ 0.096
  0.240 -0.288         10,832                 1 year                   0.240             10,832             0.240
  0.792               452,640              1.5 years                   0.792            225,158             0.792
  1.968               921,265                2 years                   1.968                 --              --
  2.880 -6.360         35,602              1.5 years                   2.976             34,876             2.976
                   ----------                                                         ----------
                    1,424,563             1.75 years                 $ 1.613            275,090           $ 1.037
                   ==========                                                         ==========

(10) EMPLOYEE BENEFIT PLAN


     In January 1996, the Company implemented a 401(k) plan that covers all employees who satisfy certain eligibility requirements relating to minimum age, length of service and hours worked. Under the profit sharing portion of the plan, the Company may make an annual contribution for the benefit of eligible employees in an amount determined by the Board of Directors. As of June 30, 1997, the Company had not made any contributions to the plan. Under the 401(k) portion of the plan, eligible employees may make pretax elective contributions of up to 10% of their compensation, subject to maximum limits on contributions prescribed by law.


(11) INCOME TAXES

     The Company has not recorded an income tax benefit for the years ending March 31, 1995 and 1996, and the nine month fiscal period ended December 31, 1996 due to the recording of a valuation allowance as an offset to net deferred tax assets. A valuation allowance is provided due to uncertainties relating to the realization of deferred tax assets.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:


                                                                       DECEMBER
                                                       MARCH 31,          31,          JUNE 30,
                                                         1996            1996            1997
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
Writedown of inventories, deductible in different
  years for tax purposes............................  $   203,000     $   158,500     $   140,500
Equipment and leasehold improvements, principally
  due to differences in depreciation and
  amortization......................................      230,000         236,700         168,000
Accrued liabilities deductible in different years
  for tax purposes..................................      219,000         199,600         136,300
Amortization of stock option expense deductible in
  different years for tax purposes..................      292,600         292,600         621,000
Net operating loss carryforwards....................   10,147,000      12,544,900      13,390,800
                                                      -----------     -----------     -----------
          Total gross deferred tax assets...........   11,091,600      13,432,300      14,456,600
  Less valuation allowance..........................   11,091,600      13,432,300      14,456,600
                                                      -----------     -----------     -----------
          Net deferred tax assets...................  $        --     $        --     $        --
                                                      ===========     ===========     ===========



     The valuation allowance for deferred tax assets increased $1,826,500 for the year ended March 31, 1995, $3,616,600 for the year ended March 31, 1996, $2,340,700 for the nine month fiscal period ended December 31, 1996 and $1,024,300 for the six months ended June 30, 1997.


     At December 31, 1996, the Company had tax net operating loss carryforwards available to offset future Federal taxable income, if any, of approximately $35 million expiring in 2005 through 2012. At December 31, 1996, the Company also has net operating tax loss carryforwards available to offset future United Kingdom taxable income, if any, of approximately $1.8 million expiring in 2006 through 2011.

     The utilization of the tax net operating loss carryforwards may be limited due to ownership changes that have occurred as a result of the sale of common and preferred stock.

(12) LEASE COMMITMENTS

     The Company is obligated under various capital leases for certain equipment that expire at various dates during the next three years. The Company also has certain noncancelable operating leases that expire over the next two years and require the Company to pay certain executory costs such as maintenance and taxes. Future minimum lease payments under noncancelable operating leases and future minimum capital lease payments as of December 31, 1996 are:

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


                                                                 CAPITAL       OPERATING
                                                                  LEASES       LEASES
                                                                ----------     -------
        Years ending December 31:
          1997................................................  $  611,455     $63,335
          1998................................................     356,654      21,934
          1999................................................     178,575          --
                                                                ----------     -------
                  Total minimum lease payments................   1,146,684     $85,269
                                                                               =======
        Less amount representing interest (at rates averaging
          15%)................................................     100,598
                                                                ----------
                  Present value of net minimum capital lease
                    payments..................................   1,046,086
        Less current installments of obligations under capital
          leases..............................................     503,827
                                                                ----------
                  Obligations under capital leases, excluding
                    current installments......................  $  542,259
                                                                ==========


     Rental expense for these operating leases totaled $292,600 for the year ended March 31, 1995, $235,003 for the year ended March 31, 1996, $240,917 for the nine month fiscal period ended December 31, 1996 and $263,523 for the six months ended June 30, 1997.


     Subsequent to December 31, 1996, the Company entered into certain capital leases with terms of three years for manufacturing and test equipment. Lease payments over the next three years for this equipment will total approximately $548,000 per year.

(13) MAJOR CUSTOMERS AND SEGMENT INFORMATION


     The Company currently operates in a single segment selling millimeter wave radio systems. Product sales during the nine month fiscal period ended December 31, 1996 and the six months ended June 30, 1997 to individual customers and by geographic region accounting for more than 10% of total revenues are shown below:



                                                                                   SIX MONTHS
                                                               NINE MONTH             ENDED
                                                              FISCAL PERIOD       JUNE 30, 1997
                                             GEOGRAPHIC           ENDED           -------------
                    CUSTOMER                   REGION       DECEMBER 31, 1996
        ---------------------------------    ----------     -----------------     (UNAUDITED)
        A................................     Canada               50%            50%
        B................................     U.S.                  13            12
        C................................     U.S.                  10            --
        D................................     France                --            28


     Manufacturing contract service revenues for all periods presented were to a single customer.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)


(14) OPERATIONS AND FINANCING

     The Company's consolidated financial statements have been prepared on a going concern basis.


     The Company incurred a net loss of $7,328,836, had negative cash flows from operations of $9,550,621, and an accumulated deficit of $40,374,903 as of and for the nine month fiscal period ended December 31, 1996. The Company has expended a significant amount of cash in developing its technology and redesigned radios and during the nine month fiscal period ended December 31, 1996, the Company commenced principal operations. The Company expects to expand its manufacturing and sales efforts during 1997 and to reach profitable levels during 1997. Although, as of June 1997, the Company has a significant sales order backlog, and is successfully manufacturing its redesigned radios, management recognizes that to sustain the rate of growth projected and to meet working capital requirements, additional resources may be necessary. Accordingly, in March 1997, the Company closed a Series E preferred stock financing transaction totaling $5 million. Included in the $5 million financing was the conversion of unsecured convertible promissory notes payable to stockholders. Additional financing is discussed in note 17. In addition, the Company has retained investment banking counsel to advise it on the possible sale of additional equity securities in connection with a proposed IPO. The Company intends to offer for sale, as part of the IPO, 2,500,000 shares of common stock at a price ranging from $10 to $12 per share.


     Management expects that these efforts will result in adequate near term financing. No assurances can be given that the Company will achieve profitability or positive cash flow.

(15) CONTINGENCIES

     The Company is subject to various legal proceedings and claims which have arisen in the ordinary course of its business. These actions when ultimately concluded and determined will not, in the opinion of management, have a material effect on results of operations or the financial condition of the Company.

(16) FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, obligations under capital leases, notes payable and notes payable to stockholders. The fair value of obligations under capital leases, notes payable and notes payable to stockholders estimates their recorded values based on current rates available to the Company. The remaining financial instruments have a short-term until maturity or settlement in cash and, therefore, the carrying value approximates fair value.

(17) SUBSEQUENT EVENTS

     In June 1997:


- The Board of Directors authorized the increase in the number of common shares to 16,666,666 and preferred shares to 13,379,164 of which 504,166 shares are designated as Series F Preferred Stock which have identical preferences as the Series C Senior Preferred, D and E Preferred, except that the liquidation preference is $6.96 per share. Also in June 1997, the Company issued 502,867 shares of Series F Preferred Stock at $6.96 per share, for total cash consideration of $3,500,000, before issuance costs.



- The Board of Directors authorized a 24:1 reverse stock split on its common and preferred stock and eliminated the par values related thereto. In addition, the Board subsequently approved changes in the authorized number of preferred shares to 5,000,000 and common shares to 30,000,000, to be effective upon closing of the IPO. These consolidated financial statements and notes thereto have been restated for these actions.

                               INNOVA CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)



- A plan amendment to the Company's Stock Option Plan was approved increasing shares available for grant by 500,000 bringing the total authorized to 2,083,333.


- The Board of Directors authorized a Stock Option Plan for Nonemployee Directors for which 120,000 shares of common stock were reserved for sale and issuance under the plan. Under the provisions of the plan, 48,263 options were granted with an exercise price of $9.84 per share and a vesting period of 4 years.


- The Board of Directors amended the terms of 56,250 future stock option grants, discussed in footnote (9), by eliminating the performance criteria.



- The Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. Upon completion of the Company's initial public offering, each outstanding share of redeemable preferred stock will convert into one share of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the redeemable preferred stock into common stock as of June 30, 1997.



- Prior to June 1997, certain warrants to purchase 481,977 of Series A.2 preferred stock were outstanding. In June, 1997, the Company amended the warrants to provide that if the outstanding preferred shares of the Company is converted into common shares, the warrants will be for the purchase of 481,977 shares of common stock.

              [PHOTOGRAPH OF COMPANY'S LOGO AND MISSION STATEMENT]

The artwork for the inside back cover of the Prospectus is a color photograph of the Company's logo (which is the word Innova with an inverted triangle over the "I" in "Innova"), and the Company's mission statement ("Dramatically Changing the Economics of Wireless Networks").

======================================================

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.
                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         -----
Prospectus Summary.....................      3
Risk Factors...........................      5
The Company............................     18
Use of Proceeds........................     18
Dividend Policy........................     18
Capitalization.........................     19
Dilution...............................     20
Selected Financial Data................     21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     22
Business...............................     31
Management.............................     45
Certain Transactions...................     50
Principal Shareholders.................     55
Description of Capital Stock...........     57
Shares Eligible for Future Sale........     59
Underwriting...........................     61
Legal Matters..........................     62
Experts................................     62
Additional Information.................     63
Index to Consolidated Financial
  Statements...........................    F-1


                         ------------------------------
     Until     , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this Offering, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================
======================================================

                                2,500,000 SHARES

                                 [INNOVA LOGO]

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS

                                         , 1997

                          ---------------------------
                                 UBS SECURITIES

                               HAMBRECHT & QUIST

                          WESSELS, ARNOLD & HENDERSON

======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

    Registration Fee -- Securities and Exchange Commission....................  $ 10,345
    NASD Filing Fee...........................................................     3,500
    Nasdaq National Market Listing Fee........................................    47,848
    Accountants' Fees and Expenses............................................   105,000
    Blue Sky Filing and Counsel Fees and Expenses.............................    15,000
    Printing and Engraving Expenses...........................................   125,000
    Legal Fees and Expenses...................................................   200,000
    Transfer Agent and Registration Fees......................................     5,000
    Miscellaneous Expenses....................................................   288,307
                                                                                --------
              TOTAL...........................................................  $800,000
                                                                                ========

---------------

* All expenses other than the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article V, Section 5.1, of the Registrant's Second Restated Articles of Incorporation (Exhibit 3.1 hereto) and Article X of the Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for mandatory indemnification of the Registrant's directors, officers, employees and agents to the maximum extent permitted by law. (The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the Company for such purpose.)

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article V, Section 5.2, of the Registrant's Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the Registrant and its shareholders.


     Reference is made to the Registrant's Second Restated Articles of Incorporation, filed as Exhibit 3.1 to this Registration Statement, and the Registrant's Amended and Restated Bylaws, filed as Exhibit 3.2 to this Registration Statement. The provisions of the Registrant's Second Restated Articles of Incorporation regarding indemnification of officers and directors are substantially the same as those of Article V of the Registrant's Restated Articles of Incorporation, to be filed as Exhibit 3.2 to this Registration Statement.


     Reference is also made to the form of Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors of the Registrant by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since March 31, 1994, the Registrant has issued the following unregistered securities (all share amounts have been adjusted as necessary to reflect a 24:1 reverse stock split to be effected prior to the offering):


           (1) An aggregate of 214,724 shares of Series A Preferred Stock were issued in May 1994 at $7.9168 per share to 20 investors, all of whom were venture funds and other accredited investors, for an aggregate consideration of $1,700,000 in outstanding promissory notes. In addition, warrants for 462,639 shares of Series A Preferred Stock, exercisable at $0.84 per share were issued in May 1994.


           (2) An aggregate of 364,855 shares of Series B Preferred Stock were issued in May 1994 upon (i) the conversion of a $1,000,000 promissory note plus $20,135 in accrued interest and (ii) the payment of $1,999,997 in cash, at a price per share of $6.0850 to three investors, all of whom were venture funds and other accredited investors. In addition, the Company sold three options exercisable for an aggregate of 882,286 shares at various exercise prices. Only the first of these options was exercised, for 439,698 shares at an exercise price of $6.3679 per share, in July and August 1996.


           (3) An aggregate of 63,156 shares of Series A Preferred Stock issued in December 1994 at $7.9168 per share to a venture fund and another accredited investor, pursuant to the conversion of promissory notes. In addition, warrants for 19,338 shares of Series A Preferred Stock, exercisable at $0.84 per share, were issued in December 1994.



           (4) In February 1995, 253,081 shares of Series C Senior Preferred Stock were issued at $6.3672 per share and 189,810 shares of Common Stock were issued at $0.024 per share to twelve investors, all of whom were venture funds and other accredited investors. In April 1995, 411,217 shares of Series C Senior Preferred Stock were issued at $6.3672 per share and 308,410 shares of Common Stock were issued at $0.024 per share, to fifteen investors, all of whom were venture funds and other accredited investors. In addition, warrants for 1,204,050 shares of Common Stock, exercisable at $0.024 per share, were issued in connection with these financings.



           (5) In September 1995, 422,625 shares of Series C1 Senior Preferred Stock were issued at $6.3672 per share, and 316,965 shares of Common Stock were issued at $0.024 per share, to seventeen investors, all of whom were venture funds and other accredited investors. In November 1995, 31,320 shares of Series C1 Senior Preferred Stock were issued at $6.3672 per share, and 23,488 shares of Common Stock were issued at $0.024 per share, to seven investors, all of whom were venture funds and other accredited investors. In addition, warrants for 680,917 shares of Common Stock, exercisable at $0.024 per share, were issued in connection with the Series C1 Senior Preferred Stock financing.


          (6) In April 1996, an aggregate of 3,717,463 shares of Series D Preferred Stock were issued at $3.228 per share to 21 investors, all of whom were venture funds and other accredited investors. In addition, warrants for 193,611 shares of Common Stock, exercisable at $2.5824 per share, and warrants for 367,082 shares of Common Stock, exercisable at $0.024 per share, were issued.

          (7) In May 1996, 2,349 shares of Series C1 Senior Preferred Stock, and 5,285 shares of Common Stock, were issued to William C. Eatherly, a consultant to the Company, in consideration for his services.

          (8) In June 1996, 42,521 shares of Common Stock were issued to Berson & Associates and the Berson & Associates Employee Retirement Trust in consideration for consulting services rendered to the Company by Berson & Associates.

          (9) In March 1997, 962,669 shares of Series E Preferred Stock were issued at $5.1938 per share to 21 investors, all of whom were venture funds and other accredited investors, for cash and upon conversion of various promissory notes issued in the period of November 1996 through March 1997.

          (10) In April 1997, the Company issued a warrant to purchase 21,500 shares of Common Stock to Greyrock Capital, a commercial lending institution, in connection with the execution of a credit facility made available to the Company.

          (11) In June 1997, 502,867 shares of Series F Preferred Stock were issued at a price of $6.96 per share to eleven investors, all of whom were venture funds and other accredited investors.



          (12) Employees, directors and consultants exercised compensatory stock options received pursuant to Innova Corporation 1990 Stock Option Plan (Amended and Restated 1992) stand alone stock options and warrants for an aggregate of approximately 44,634 shares of Common Stock issued at prices ranging from $0.024 to $6.36 per share.


     No underwriters were engaged in connection with the sale of securities described above. The issuance of stock to Mr. Eatherly and Berson & Associates in compensation for services rendered to the Company were made in reliance upon the exemption from registration set forth in Section 3(b) of the Securities Act of 1933 (the "Securities Act") and Rule 701 promulgated thereunder. All other sales of securities described above were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving a public offering. Upon consummation of the Offering, all shares of Series A Preferred Stock, Series B Preferred Stock, Series C Senior Preferred Stock, Series C1 Senior Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will automatically convert into an equal number of shares of Common Stock. Each of the investors in such financings represented that the shares were being purchased with investment intent and that they were accredited investors, and agreed to placement of a legend on the securities restricting transfer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

                                 EXHIBIT INDEX


                                                                             SEQUENTIALLY
                                                                               NUMBERED
NUMBER                             DESCRIPTION                                   PAGE
------   ----------------------------------------------------------------    ------------
 1.1     Proposed Form of Underwriting Agreement*........................
 3.1     Proposed Second Restated Articles of Incorporation (As will be effective on closing of the Offering)...........................
 3.2     Restated Articles of Incorporation, as amended**................
 3.3     Proposed Form of Amended and Restated Bylaws*...................
 4.1     Specimen Stock Certificate......................................
 5.1     Opinion of Graham & James LLP**.................................
10.1     Innova Corporation 1990 Stock Option Plan (Amended and Restated
         July 31, 1992), as amended*.....................................
10.2     Director Stock Option Plan......................................
10.3     Form of Stock Option Agreement*.................................
10.4     Form of Warrant to Purchase Common Stock*.......................
10.5     Form of Warrant to Purchase Series A Preferred Stock*...........
10.6     Warrant to Purchase 516,000 shares of the Company's Common Stock issued to Greyrock (including Antidilution Agreement)*..........
10.7     Registration Rights Agreement dated as of May 26, 1994, by and among the Registrant, Bachow Investment Partners III, L.P., Paul
         S. Bachow Co-Investment Fund, L.P., and Paul S. Bachow, as
         amended April 26, 1996, April 30, 1997 and June 13, 1997 (All
         holders of the Company's Preferred Stock and Greyrock were granted the same registration rights as in the Registration
         Rights Agreement as if deemed parties to the such agreement)*...
10.8     Business Park Net Lease, dated April 16, 1996, between Gateway
         Corporate Properties, L.L.C., a Delaware limited liability corporation, as lessor, and Innova Corporation, as lessee
         (amended by Exhibit 10.9)*......................................

                                                                             SEQUENTIALLY
                                                                               NUMBERED
NUMBER                             DESCRIPTION                                   PAGE
------   ----------------------------------------------------------------    ------------
10.9     Lease Amendment No. 1, dated January 28, 1997, between Gateway
         North Properties, L.L.C., a Delaware limited liability
         corporation, as lessor, and Innova Corporation, as lessee*......
10.10    Sublease Agreement, dated January 21, 1997, between Yamato
         Transport USA, Inc., a New York corporation, as sublessor, and
         Innova Corporation, as sublessee*...............................
10.11    Cooperation Agreement, dated October 31, 1996, between SAT
         (Societe Anonyme de Telecomunications) Networks and
         Telecommunications Division and Innova Corporation (amended by
         Exhibits 10.16 and 10.17)***/*..................................
10.12    Master Purchase Agreement, dated October 31, 1996, between SAT
         (Societe Anonyme de Telecomunications) Networks and
         Telecommunications Division and Innova Corporation (amended by
         Exhibit 10.18)***/*.............................................
10.13    OEM Purchase and Limited Licensing Agreement, dated May 30,
         1997, between NERA ASA and Innova Corporation***/*..............
10.14    Memorandum of Understanding, dated November 17, 1995 between SAT
         Telecommunications Division and Innova Corporation (terminated by Exhibit 10.19)*..............................................
10.15    Heads of Agreement, Slovtel OEM Purchase Agreement, dated
         November 29, 1996, between Northern Telecom Limited and Innova
         Corporation (as amended on February 27, 1997, and further
         amended on April 24, 1997 and by Exhibit 10.20)***/*............
10.16    First Amendment to Cooperation Agreement, dated June 20, 1997, between SAT (Societe Anonyme de Telecommunications) and Innova
         Corporation***..................................................
10.17    Second Amendment to Cooperation Agreement, dated June 20, 1997, between SAT (Societe Anonyme de Telecommunications) and Innova
         Corporation***..................................................
10.18    First Amendment to Master Purchase Agreement, dated June 20,
         1997, between SAT (Societe Anonyme de Telecommunications) and
         Innova Corporation***...........................................
10.19    Agreement, dated June 20, 1997, between SAT (Societe Anonyme de
         Telecommunications) and Innova Corporation......................
10.20    Extension, dated June 30, 1997, of Heads of Agreement, between
         Northern Telecom Limited and Innova Corporation.................
10.21    Loan and Security Agreement, dated October 15, 1996, between
         Greyrock Business Credit, a division of NationsCredit Commercial
         Corporation and Innova Corporation, as amended by Amendment to
         Loan Documents, dated April 29, 1997**..........................
11.1     Statement re Computation of Per Share Earnings..................
21.1     Subsidiaries of the Registrant*.................................
23.1     Consent of Graham & James LLP (included in its opinion filed as
         Exhibit 5.1 hereto).............................................
23.2     Consent of KPMG Peat Marwick LLP................................
24.1     Power of Attorney (included on page II-[5]).....................
27.1     Financial Data Schedule.........................................


---------------


  * Previously filed



 ** To be filed by amendment



*** Confidential treatment requested (confidential portions filed separately with the Securities and Exchange Commission)

(B) FINANCIAL STATEMENT SCHEDULE

     Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on July 21, 1997.


                                          INNOVA CORPORATION

                                          By         JEAN-FRANCOIS GRENON
                                            ------------------------------------
                                                    Jean-Francois Grenon
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.



                   SIGNATURE                                  TITLE                    DATE
-----------------------------------------------   ------------------------------   -------------

             JEAN-FRANCOIS GRENON                 President and Chief Executive    July 21, 1997
-----------------------------------------------    Officer (Principal Executive
             Jean-Francois Grenon                            Officer)
                                                           and Director

               JOHN M. HEMINGWAY                     Chief Financial Officer       July 21, 1997
-----------------------------------------------      (Principal Financial and
               John M. Hemingway                       Accounting Officer)

              V. FRANK MENDICINO                      Chairman of the Board        July 21, 1997
-----------------------------------------------
              V. Frank Mendicino*

                PAUL S. BACHOW                               Director              July 21, 1997
-----------------------------------------------
                Paul S. Bachow*

               FRANCES N. JANIS                              Director              July 21, 1997
-----------------------------------------------
               Frances N. Janis*

              HAROLD O. SHATTUCK                             Director              July 21, 1997
-----------------------------------------------
              Harold O. Shattuck*

             BERNARD D. TARR, JR.                            Director              July 21, 1997
-----------------------------------------------
             Bernard D. Tarr, Jr.*

             *By JOHN M. HEMINGWAY
-----------------------------------------------
               John M. Hemingway
               Attorney-in-fact

                                 EXHIBIT INDEX



                                                                             SEQUENTIALLY
                                                                               NUMBERED
NUMBER                             DESCRIPTION                                   PAGE
------   ----------------------------------------------------------------    ------------
 1.1     Proposed Form of Underwriting Agreement*........................
 3.1     Proposed Second Restated Articles of Incorporation (As will be effective on closing of the Offering)...........................
 3.2     Restated Articles of Incorporation, as amended**................
 3.3     Proposed Form of Amended and Restated Bylaws*...................
 4.1     Specimen Stock Certificate......................................
 5.1     Opinion of Graham & James LLP**.................................
10.1     Innova Corporation 1990 Stock Option Plan (Amended and Restated
         July 31, 1992), as amended*.....................................
10.2     Director Stock Option Plan......................................
10.3     Form of Stock Option Agreement*.................................
10.4     Form of Warrant to Purchase Common Stock*.......................
10.5     Form of Warrant to Purchase Series A Preferred Stock*...........
10.6     Warrant to Purchase 516,000 shares of the Company's Common Stock issued to Greyrock (including Antidilution Agreement)*..........
10.7     Registration Rights Agreement dated as of May 26, 1994, by and among the Registrant, Bachow Investment Partners III, L.P., Paul
         S. Bachow Co-Investment Fund, L.P., and Paul S. Bachow, as
         amended April 26, 1996, April 30, 1997 and June 13, 1997 (All
         holders of the Company's Preferred Stock and Greyrock were granted the same registration rights as in the Registration
         Rights Agreement as if deemed parties to the such agreement)*...
10.8     Business Park Net Lease, dated April 16, 1996, between Gateway
         Corporate Properties, L.L.C., a Delaware limited liability corporation, as lessor, and Innova Corporation, as lessee
         (amended by Exhibit 10.9)*......................................
10.9     Lease Amendment No. 1, dated January 28, 1997, between Gateway
         North Properties, L.L.C., a Delaware limited liability
         corporation, as lessor, and Innova Corporation, as lessee*......
10.10    Sublease Agreement, dated January 21, 1997, between Yamato
         Transport USA, Inc., a New York corporation, as sublessor, and
         Innova Corporation, as sublessee*...............................
10.11    Cooperation Agreement, dated October 31, 1996, between SAT
         (Societe Anonyme de Telecomunications) Networks and
         Telecommunications Division and Innova Corporation (amended by
         Exhibits 10.16 and 10.17)***/*..................................
10.12    Master Purchase Agreement, dated October 31, 1996, between SAT
         (Societe Anonyme de Telecomunications) Networks and
         Telecommunications Division and Innova Corporation (amended by
         Exhibit 10.18)***/*.............................................
10.13    OEM Purchase and Limited Licensing Agreement, dated May 30,
         1997, between NERA ASA and Innova Corporation***/*..............
10.14    Memorandum of Understanding, dated November 17, 1995 between SAT
         Telecommunications Division and Innova Corporation (terminated by Exhibit 10.19)*..............................................
10.15    Heads of Agreement, Slovtel OEM Purchase Agreement, dated
         November 29, 1996, between Northern Telecom Limited and Innova
         Corporation (as amended on February 27, 1997, and further
         amended on April 24, 1997 and by Exhibit 10.20)***/*............
10.16    First Amendment to Cooperation Agreement, dated June 20, 1997, between SAT (Societe Anonyme de Telecommunications) and Innova
         Corporation***..................................................

                                                                             SEQUENTIALLY
                                                                               NUMBERED
NUMBER                             DESCRIPTION                                   PAGE
------   ----------------------------------------------------------------    ------------
10.17    Second Amendment to Cooperation Agreement, dated June 20, 1997, between SAT (Societe Anonyme de Telecommunications) and Innova
         Corporation***..................................................
10.18    First Amendment to Master Purchase Agreement, dated June 20,
         1997, between SAT (Societe Anonyme de Telecommunications) and
         Innova Corporation***...........................................
10.19    Agreement, dated June 20, 1997, between SAT (Societe Anonyme de
         Telecommunications) and Innova Corporation......................
10.20    Extension, dated June 30, 1997, of Heads of Agreement, between
         Northern Telecom Limited and Innova Corporation.................
10.21    Loan and Security Agreement, dated October 15, 1996, between
         Greyrock Business Credit, a division of NationsCredit Commercial
         Corporation and Innova Corporation, as amended by Amendment to
         Loan Documents, dated April 29, 1997**..........................
11.1     Statement re Computation of Per Share Earnings..................
21.1     Subsidiaries of the Registrant*.................................
23.1     Consent of Graham & James LLP (included in its opinion filed as
         Exhibit 5.1 hereto).............................................
23.2     Consent of KPMG Peat Marwick LLP................................
24.1     Power of Attorney (included on page II-[5]).....................
27.1     Financial Data Schedule.........................................


---------------


  * Previously filed



 ** To be filed by amendment



*** Confidential treatment requested (confidential portions filed separately with the Securities and Exchange Commission)